     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1995

                                                       REGISTRATION NO. 33-44849
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                         POST-EFFECTIVE AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                             WMX TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                  4953
    (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL
     INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)

                                   36-2660763
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

                             3003 BUTTERFIELD ROAD
                           OAK BROOK, ILLINOIS 60521
                                 (708) 572-8800
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

         HERBERT A. GETZ, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             WMX TECHNOLOGIES, INC.
                             3003 BUTTERFIELD ROAD
                           OAK BROOK, ILLINOIS 60521
                                 (708) 572-8800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

           FILING AMENDED PROSPECTUS AND AMENDING ITEM 16 OF PART II

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             WMX TECHNOLOGIES, INC.

                               ----------------

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

              ITEM IN FORM S-1                     LOCATION IN OR CAPTION IN PROSPECTUS
              ----------------                     ------------------------------------
 1.Forepart of the Registration Statement and  Cross Reference Sheet and Cover Page of
     Outside Front Cover Page of Prospectus..   Prospectus
 2.Inside Front and Outside Back Cover Pages   Inside Front Cover Page
     of Prospectus...........................
 3.Summary Information and Risk Factors......  Summary
 4.Use of Proceeds...........................  Securities Covered by this Prospectus
 5.Determination of Offering Price...........  Inapplicable
 6.Dilution..................................  Inapplicable
 7.Selling Security Holders..................  Cover Page of Prospectus; Securities
                                                Covered by this Prospectus
 8.Plan of Distribution......................  Securities Covered by this Prospectus
 9.Description of Securities to be Regis-      Cover Page of Prospectus; Description of
     tered...................................   Capital Stock
10.Interests of Named Experts and Counsel....  Inapplicable
11.Information with Respect to the Registrant
(a)..........................................  The Company; Business of the Company
(b)..........................................  Property and Equipment
(c)..........................................  Legal Proceedings
(d)..........................................  Market Prices of Common Stock; Dividends
(e)..........................................  Consolidated Financial Statements of WMX
                                                Technologies, Inc. and Subsidiaries
(f)..........................................  Selected Consolidated Financial Data
(g)..........................................  Consolidated Financial Statements Note 15
(h)..........................................  Management's Discussion and Analysis
(i)..........................................  Inapplicable
(j)..........................................  Management
(k)..........................................  Management
(l)..........................................  Securities Ownership of Management
(m)..........................................  Management
12.Disclosure of Commission Position on In-    Inapplicable
     demnification for Securities Act Liabil-
     ities...................................

       PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED APRIL 21, 1995

PROSPECTUS

                                9,902,117 SHARES

                                      LOGO

                             WMX TECHNOLOGIES, INC.

                                  COMMON STOCK

                                  $1 PAR VALUE

                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   --------

  The 9,902,117 shares of common stock, $1 par value, covered by this prospectus may be offered and issued from time to time in connection with acquisitions of other businesses, properties or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act of 1933, as amended (the "1933 Act"). See "Securities Covered by this Prospectus" herein.

  This prospectus has also been prepared for use, with the Company's prior consent, by persons who have received or will receive shares in connection with such acquisitions and who wish to offer and sell such shares under circumstances requiring or making desirable its use. See "Securities Covered by this Prospectus" herein, and see the inside back cover page hereof for the identity of such individuals, if any.

  On April   , 1995, the reported closing sale price for the Company's common stock on the New York Stock Exchange Composite Tape as reported in The Wall Street Journal (Midwest Edition) was $ . See "Market Prices of Common Stock; Dividends" herein.

                                   --------

                  THE DATE OF THIS PROSPECTUS IS      , 1995.

                                         Printed on recycled paper
                                                                            LOGO

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WMX TECHNOLOGIES, INC. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL.

                               TABLE OF CONTENTS

Summary.....................................   3
The Company.................................   6
Securities Covered by this Prospectus.......   9
Market Prices of Common Stock; Dividends....  10
Selected Consolidated Financial Data........  11
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations.................................  13
Business of the Company.....................  29
 General....................................  29
 Solid Waste Management and Related Services  29
  Collection................................  29
  Transfer..................................  30
  Recycling and Energy Recovery.............  30
  Disposal..................................  31
  Related Services..........................  32
 Hazardous Waste Management and Related
  Services..................................  32
  Chemical Waste Management Services........  33
  Low-Level and Other Radioactive Waste
   Services.................................  34
 Engineering, Construction, Industrial
  and Related Services......................  35
  Engineering, Construction and Environmen-
   tal and Infrastructure Consulting Servic-
   es.......................................  35
  Remediation and Other On-Site Industrial
   and Related Services.....................  36
 Trash-to-Energy, Water Treatment,
  Air Quality and Related Services..........  37
  Wheelabrator Clean Energy.................  37
  Wheelabrator Clean Water..................  38
  Wheelabrator Clean Air....................  39
 International Waste Management
  and Related Services......................  39
  Collection Services.......................  41
  Treatment and Disposal Services...........  41
 Regulation.................................  42
  Solid Waste...............................  44
  Hazardous Waste...........................  44

                              Engineering, Construction, Industrial and
                               Related Services........................   45
                              Trash-to-Energy, Water Treatment,
                               Air Quality and Related Services........   46
                              RCRA.....................................   46
                              Superfund................................   47
                              International Waste Management
                               and Related Services....................   48
                             Competition...............................   48
                             Insurance.................................   51
                             Employees.................................   51
                             Acquisitions and Dispositions.............   52
                            Property and Equipment.....................   54
                            Management.................................   56
                             Directors and Executive Officers..........   56
                             Compensation of Executive Officers........   59
                             Stock Options.............................   60
                             Long-Term Incentive Plan Awards...........   61
                             Pension and Retirement Plans..............   62
                             Compensation of Directors.................   63
                             Outside Directors' Plans..................   63
                             Stock Option Plans for Non-Employee
                              Directors................................   64
                             Directors' Charitable Endowment Program...   65
                             Compensation Committee Interlocks
                              and Insider Participation................   65
                             Certain Transactions......................   65
                            Securities Ownership of Management.........   66
                             Ownership of Company Common Stock.........   66
                             Ownership of WTI Common Stock.............   68
                             Ownership of Rust Common Stock............   69
                             Ownership of WM International Ordinary
                              Shares...................................   69
                            Legal Proceedings..........................   71
                            Description of Capital Stock...............   73
                            Experts....................................   75
                            Additional Information.....................   75
                            Index to Financial Statements..............  F-1

                             AVAILABLE INFORMATION

  WMX Technologies, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the public reference facilities maintained by the regional offices of the Commission at Seven World Trade Center, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange, and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois
60605.

                                    SUMMARY

The Company.... WMX Technologies, Inc.

Location....... The Company's executive offices are located at:
                 3003 Butterfield Road
                 Oak Brook, Illinois 60521
                 (708) 572-8800

Business....... The Company is a leading international provider of environmental, engineering and construction, industrial and related services.

                Through Waste Management, Inc., a wholly owned subsidiary of the Company, the Company provides integrated solid waste management services in North America, consisting of collection, transfer, resource recovery and disposal, to commercial, industrial, municipal and residential customers, as well as to other waste management companies. The Company's solid waste management services include Recycle America(R) and Recycle Canada(R) paper, glass, plastic and metal recycling services; recovery of methane gas from sanitary landfills for use in electricity generation; and medical and infectious waste management services. The Company also provides street sweeping and parking lot cleaning services and Port-O-Let(R) portable sanitation services to municipalities and commercial and special event customers.

                Chemical Waste Management, Inc., a wholly owned subsidiary of the Company ("CWM"), is a leading provider of hazardous waste management services in the United States. Its chemical waste management services, including transportation, treatment, resource recovery and disposal, are furnished to commercial and industrial customers, as well as to other waste management companies and to governmental entities. CWM also furnishes radioactive waste management services, primarily to electric utilities and governmental entities.

                Wheelabrator Technologies Inc., an approximately 56%-owned subsidiary of the Company ("WTI"), provides a wide array of environmental products and services in North America and abroad. WTI's clean energy group is a leading developer of facilities and systems for, and provider of services to, the trash-to-energy, energy, and independent power markets. Through the clean energy group, WTI develops, arranges financing for, operates and owns facilities that dispose of trash and other waste materials in an environmentally acceptable manner by recycling them into energy in the form of electricity and steam. WTI's clean water group is principally involved in the design, manufacture and operation of facilities and systems used to purify water, to treat municipal and industrial wastewater, to treat and manage biosolids resulting from the treatment of wastewater by converting them into useful fertilizers, and to recycle organic wastes into compost material useable for horticultural and agricultural purposes. The clean water group also designs and manufactures various products and systems used in water and wastewater treatment facilities and industrial processes, precision profile wire screens for use in groundwater wells and other industrial and municipal applications, and certain other industrial equipment. WTI's clean air group designs, fabricates and installs technologically advanced air pollution emission control and measurement systems and equipment, including systems which remove pollutants from the emissions of WTI's trash-to-energy facilities as well as power plants and other industrial facilities.

                Rust International Inc., a subsidiary owned approximately 56% by CWM and 40% by WTI ("Rust"), furnishes engineering, construction and environmental and infrastructure consulting services, hazardous and radioactive substances remediation services and other on-site industrial and related services, primarily to clients in government and in the chemical, petrochemical, nuclear, energy, utility, pulp and paper, manufacturing, environmental services and other industries. Rust also has an approximately 40% interest in NSC Corporation, a publicly traded provider of asbestos abatement services.

                The Company provides comprehensive waste management and related services internationally, primarily through Waste Management International plc, a subsidiary owned 56% by the Company, 12% by Rust and 12% by WTI ("Waste Management International"). Waste Management International provides a wide range of solid and hazardous waste management services (or has interests in projects or companies providing such services) in ten countries in Europe and in Argentina, Australia, Brunei, Hong Kong, Indonesia, Malaysia, New Zealand, Singapore and Taiwan. Waste Management International also has an approximately 20% interest in Wessex Water Plc, an English publicly traded company providing water treatment, water distribution, wastewater treatment and sewerage services.

                             FINANCIAL INFORMATION
  (SEE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY BEGINNING ON PAGE F-1)
               (000'S OMITTED IN TABLE, EXCEPT PER SHARE AMOUNTS)

                                           YEAR ENDED DECEMBER 31
                         -----------------------------------------------------------
                           1990(1)     1991(2)     1992(3)     1993(4)     1994(5)
                         ----------- ----------- ----------- ----------- -----------
Revenue................. $ 6,034,406 $ 7,550,914 $ 8,661,027 $ 9,135,577 $10,097,318
Net income.............. $   684,762 $   606,323 $   850,036 $   452,776 $   784,381
Earnings per common and
 common equivalent
 share.................. $      1.44 $      1.23 $      1.72 $       .93 $      1.62
Total assets............ $10,518,243 $12,572,310 $14,114,180 $16,264,476 $17,538,914
Long-term debt, less
 portion payable within
 one year............... $ 3,139,623 $ 3,782,973 $ 4,312,511 $ 6,145,584 $ 6,044,411
Dividends per share..... $       .35 $       .42 $       .50 $       .58 $       .60

- ---------
(1) The results for 1990 include an extraordinary charge of $24,547,000, or $.05 per share, representing the Company's percentage interest in the writedown by WTI of WTI's investment in the stock of The Henley Group, Inc. and Henley Properties Inc. to market value.

(2) The results for 1991 include a special charge of $296,000,000 (before tax and minority interest) primarily to reflect then current estimates of the environmental remediation liabilities at waste disposal sites previously used or operated by the Company and its subsidiaries or their predecessors.

(3) The results for 1992 include a non-taxable gain of $240,000,000 (before minority interest) resulting from the initial public offering of Waste Management International; special charges of $219,900,000 (before tax and minority interest) primarily related to writedowns of the Company's medical waste business, CWM incinerators in Chicago, Illinois and Tijuana, Mexico and Brand's investment in its asbestos abatement business and certain restructuring costs incurred by Brand and CWM related to the formation of Rust; and one time after-tax charges aggregating $71,139,000, or $.14 per share, related to the cumulative effect of adopting two new accounting standards. See Notes 2, 11 and 13 to the Company's Consolidated Financial Statements.

(4) The results for 1993 include a non-taxable gain of $15,109,000 (before minority interest) relating to the issuance of shares by Rust, as well as the Company's share of a special asset revaluation and restructuring charge of $550,000,000 (before tax and minority interest) recorded by CWM related primarily to a revaluation of CWM's thermal treatment business, and a provision of approximately $14,000,000 to adjust deferred income taxes resulting from the 1993 tax law change. See Notes 2 and 13 to the Company's Consolidated Financial Statements.

(5) The results for 1994 include a charge of $9,200,000 (before tax and minority interest) recorded by Rust to write off assets and to recognize costs of exiting certain of Rust's service lines and closing offices in a consolidation of its engineering and construction groups. See Note 13 to the Company's Consolidated Financial Statements.

(6) Certain amounts have been restated to conform to 1994 classifications.

Recent
 Developments..
                On April 19, 1995, the Company announced operating results for the three months ended March 31, 1995. Net income for the first quarter of 1995 was $101,245,000, or $.21 per share, compared to $162,612,000, or $.34 per share, in the same quarter a year earlier. Revenue in the first quarter of 1995 rose to $2,604,909,000 from $2,284,067,000 in the first quarter of 1994.

                In the first quarter of 1995, CWM recorded a special charge of approximately $141,000,000 before tax primarily related to a revaluation of investments in certain hazardous waste treatment and processing technologies and facilities due to continued deterioration of the hazardous waste market.

                                  THE COMPANY

  WMX Technologies, Inc. is a leading international provider of environmental, engineering and construction, industrial and related services. Unless the context indicates to the contrary, as used in this prospectus the terms "Company," "WMX" and "WMX Technologies" refer to WMX Technologies, Inc. and its subsidiaries.

  Through Waste Management, Inc., a wholly owned subsidiary of the Company (referred to herein, together with its subsidiaries and certain affiliated companies providing solid waste management and related services, as "Waste Management" or "WMI"), the Company provides integrated solid waste management services in North America to commercial, industrial, municipal and residential customers, as well as to other waste management companies. These services consist of solid waste collection, transfer, resource recovery and disposal services. As part of these services, the Company is engaged in providing, through its Recycle America(R) and Recycle Canada(R) programs, paper, glass, plastic and metal recycling services to commercial and industrial operations and curbside collection of such materials from residences; in removing methane gas from sanitary landfill facilities for use in electricity generation; and in providing medical and infectious waste management services to hospitals and other health care and related facilities. In addition, through WMI the Company provides street sweeping and parking lot cleaning services and Port-O-Let(R) portable sanitation services to municipalities and commercial and special event customers.

  The Company's wholly owned Chemical Waste Management, Inc. subsidiary (referred to herein, together with its subsidiaries other than Rust (as defined below), as "CWM"), is a leading provider of hazardous waste management services in the United States. The Company's chemical waste management services provided through CWM, including transportation, treatment, resource recovery and disposal, are furnished to commercial and industrial customers, as well as to other waste management companies and to governmental entities. Through CWM, the Company also furnishes radioactive waste management services, primarily to electric utilities and governmental entities. Prior to January 24, 1995, the Company's ownership of CWM was approximately 79%, with the balance being publicly held. On that date, the Company acquired the publicly held shares of CWM in a merger of a Company subsidiary into CWM. See "Acquisitions and Dispositions" below.

  Wheelabrator Technologies Inc., an approximately 56%-owned subsidiary of the Company (referred to herein, together with its subsidiaries, as "WTI"), provides a wide array of environmental products and services in North America and abroad. WTI's clean energy group is a leading developer of facilities and systems for, and provider of services to, the trash-to-energy, energy, and independent power markets. Through the clean energy group, WTI develops, arranges financing for, operates and owns facilities that dispose of trash and other waste materials in an environmentally acceptable manner by recycling them into energy in the form of electricity and steam. WTI's clean water group is principally involved in the design, manufacture and operation of facilities and systems used to purify water, to treat municipal and industrial wastewater, to treat and manage biosolids resulting from the treatment of wastewater by converting them into useful fertilizers, and to recycle organic wastes into compost material useable for horticultural and agricultural purposes. The clean water group also designs and manufactures various products and systems used in water and wastewater treatment facilities and industrial processes, precision profile wire screens for use in groundwater wells and other industrial and municipal applications, and certain other industrial equipment. WTI's clean air group designs, fabricates and installs technologically advanced air pollution emission control and measurement systems and equipment, including systems which remove pollutants from the emissions of WTI's trash-to-energy facilities as well as power plants and other industrial facilities.

  Rust International Inc., a subsidiary owned approximately 56% by CWM and 40% by WTI (referred to herein, together with its subsidiaries, as "Rust"), furnishes engineering, construction and environmental and infrastructure consulting services, hazardous and radioactive substances remediation services and other on-site industrial and related services, primarily to clients in government and in the chemical, petrochemical, nuclear, energy, utility, pulp and paper, manufacturing, environmental services and other industries. Rust also has an approximately 40% interest in NSC Corporation, a publicly traded provider of asbestos abatement services ("NSC"). The Company has proposed to acquire the shares of Rust not owned by CWM and WTI. In addition, Rust has entered into an agreement to combine its hazardous and radioactive substance remediation operations with a third party. See "Acquisitions and Dispositions" herein.

  The Company provides comprehensive waste management and related services internationally, primarily through Waste Management International plc, a subsidiary owned approximately 56% by the Company, 12% by Rust and 12% by WTI (referred to herein, together with its subsidiaries, as "Waste Management International" or "WM International"). Waste Management International provides a wide range of solid and hazardous waste management services (or has interests in projects or companies providing such services) in ten countries in Europe and in Argentina, Australia, Brunei, Hong Kong, Indonesia, Malaysia, Taiwan, Singapore and New Zealand. Waste Management International also has an approximately 20% interest in Wessex Water Plc, an English publicly traded company providing water treatment, water distribution, wastewater treatment and sewerage services ("Wessex").

  On January 1, 1993, CWM and WTI formed Rust and acquired 58% and 42%, respectively, of Rust's outstanding shares. Rust was created to serve the engineering, construction, environmental and infrastructure consulting, hazardous substance remediation and on-site industrial and related services markets, which the managements of CWM, WTI and The Brand Companies, Inc. (referred to herein as "Brand") believed could be served more effectively by organizing the Company's several business units serving those markets into a single integrated company. WTI contributed primarily its engineering and construction and environmental and infrastructure consulting services businesses and its then recently formed international engineering unit based in London. CWM contributed primarily its hazardous substance remediation services business, its approximately 56% ownership interest in Brand, and its 12% ownership interest in Waste Management International. On May 7, 1993, Brand was merged into a subsidiary of Rust, and shares of Brand (other than those owned by Rust or exchanged for cash in the merger) were converted into shares of Rust. As a result of such merger, Brand became a wholly owned subsidiary of Rust.

  The Company also owns an approximately 28% interest in ServiceMaster Consumer Services L.P., a provider of lawn care, pest control and other consumer services. The remaining ownership interest is held indirectly by ServiceMaster Limited Partnership.

  Through the end of 1992, the Company categorized its operations into four industry segments--solid waste management and related services; hazardous waste management and related services; energy, environmental and industrial projects and systems; and international waste management and related services (consisting of comprehensive waste management and related services provided outside the United States, Canada and Mexico). Beginning in 1993, the Company categorized the operations of Rust, which was formed from businesses contributed by CWM and WTI, as a fifth industry segment--engineering, construction, industrial and related services--and modified the name of its energy, environmental and industrial projects and systems segment to "trash-to-energy, water treatment, air quality and related services."

  The following table shows the respective revenues of these segments for the Company's last three years, presented as if the above-described Rust transaction had occurred prior to the periods presented.

                                                     (000'S OMITTED)
                                            -----------------------------------
                                                 YEAR ENDED DECEMBER 31,
                                            -----------------------------------
                                               1992        1993        1994
                                            ----------  ----------  -----------
Solid Waste Management and Related Servic-
 es.......................................  $4,309,614  $4,702,166  $ 5,117,871
Hazardous Waste Management and Related
 Services.................................     755,088     661,860      649,581
Engineering, Construction, Industrial and
 Related Services.........................   1,441,050   1,534,465    1,682,907
Trash-to-Energy, Water Treatment, Air
 Quality and Related Services.............     928,313   1,142,219    1,324,567
International Waste Management and Related
 Services.................................   1,445,734   1,411,211    1,710,862
Eliminations of Intercompany Revenue......    (218,772)   (316,344)    (388,470)
                                            ----------  ----------  -----------
Consolidated Revenue......................  $8,661,027  $9,135,577  $10,097,318
                                            ==========  ==========  ===========

  For information relating to expenses and identifiable assets attributable to the Company's different industry segments, see Note 12 to the Company's Consolidated Financial Statements appearing elsewhere in this prospectus. For interim periods, the revenues and net income of certain of the Company's businesses may fluctuate for a number of reasons, including there being for some businesses less activity during the winter months.

  Regulatory or technological developments relating to the environment may require companies engaged in environmental services businesses, including the Company, to modify, supplement or replace equipment and facilities at costs which may be substantial. Because certain of the businesses in which the Company is engaged are intrinsically connected with the protection of the environment and the potential discharge of materials into the environment, a material portion of the Company's capital expenditures is, directly or indirectly, related to such items. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth on pages 13 to 28 of this prospectus for a review of property and equipment expenditures by the Company for the last three years. The Company does not expect such expenditures, which are incurred in the ordinary course of business, to have a materially adverse impact on its and its subsidiaries' combined earnings or its or its subsidiaries' competitive position in the foreseeable future because the Company's businesses are based upon compliance with environmental laws and regulations and its services are priced accordingly.

  Although the Company strives to conduct its operations in compliance with applicable laws and regulations, the Company believes that in the existing climate of heightened legal, political and citizen awareness and concerns, companies in the environmental services industry, including the Company, will be faced, in the normal course of operating their businesses, with fines and penalties and the need to expend funds for remedial work and related activities with respect to waste treatment, disposal and trash-to-energy facilities. Where the Company concludes that it is probable that a liability has been incurred, a provision is made in the Company's financial statements for the Company's best estimate of the liability based on management's judgment and experience, information available from regulatory agencies and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of a specific site, as well as the typical allocation of costs among such parties. If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, then the Company provides for the minimum amount within the range, in accordance with generally accepted accounting principles. Such estimates are subsequently revised, as necessary, as additional information becomes available. While the Company does not anticipate that the amount of any such revision will have a material adverse effect on the Company's operations or financial condition, the measurement of environmental liabilities is inherently difficult and the possibility remains that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could materially alter this expectation at any time. Such matters could have a material adverse impact on earnings for one or more fiscal quarters or years.

  While in general the Company's environmental services businesses have benefited substantially from increased governmental regulation, the environmental services industry itself has become subject to extensive and evolving regulation by federal, state, local and foreign authorities. Due to the complexity of regulation of the industry and to public pressure, implementation of existing and future laws, regulations or initiatives by different levels of government may be inconsistent and difficult to foresee. In addition, the demand for certain of the Company's services may be adversely affected by the amendment or repeal or reduction in enforcement of federal, state and foreign laws and regulations on which the Company's businesses engaged in providing such services are dependent. The Company makes a continuing effort to anticipate regulatory, political and legal developments that might affect its operations but is not always able to do so. The Company cannot predict the extent to which any legislation or regulation that may be enacted, amended, repealed or enforced, or any failure of legislation or regulations to be enacted or enforced, in the future may affect its operations.

  The Company was incorporated in Delaware in 1968 and subsequently succeeded to certain businesses owned by its organizers and others. The Company's common stock is listed on the New York Stock Exchange under the trading symbol "WMX" and is also listed on the Frankfurt Stock Exchange, the London Stock Exchange, the Chicago Stock Exchange and the Swiss Stock Exchanges in Basle, Zurich and Geneva.

                     SECURITIES COVERED BY THIS PROSPECTUS

  The shares of common stock of the Company covered by this prospectus are available for use in connection with acquisitions of other businesses, properties or securities in business combination transactions, which may relate to businesses similar or dissimilar to the Company's environmental services and other operations. The consideration offered by the Company in such acquisitions, in addition to any shares of common stock offered by this prospectus, may include cash, debt or other securities (which may be convertible into shares of common stock of the Company covered by this prospectus), or assumption by the Company of liabilities of the business being acquired, or a combination thereof. The terms of acquisitions are typically determined by negotiations between the Company and the owners of the businesses, properties or securities (including newly issued securities) to be acquired, with the Company taking into account the quality of management, the past and potential earning power and growth of the businesses, properties or securities to be acquired, and other relevant factors. Shares of common stock issued to the owners of the businesses, properties or securities to be acquired normally are valued at a price reasonably related to the market value of the common stock either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the shares.

  With the consent of the Company, this prospectus may also be used by persons who have received or will receive from the Company common stock covered by this prospectus or by prospectuses under other registration statements in connection with acquisitions and who may wish to sell such stock under circumstances requiring or making desirable its use. The Company's consent to such use may be conditioned upon such persons' agreeing not to offer more than a specified number of shares following amendments to this prospectus, which the Company may agree to use its best efforts to prepare and file at certain intervals. The Company may require that any such offering be effected in an organized manner through securities dealers. Sales by means of this prospectus may be made from time to time privately at prices to be individually negotiated with the purchasers, or publicly through transactions on the New York or Chicago Stock Exchanges (which may involve crosses and block transactions), or in the over-the-counter market, at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers (if also acting as agent for the purchasers). The Company may indemnify any broker-dealer participating in such transactions against certain liabilities, including liabilities under the 1933 Act. Profits, commissions and discounts on sales by persons who may be deemed to be underwriters within the meaning of the 1933 Act may be deemed underwriting compensation under that Act.

  Stockholders may also offer shares of stock issued in past and future acquisitions by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the 1933 Act, including sales which meet the requirements of Rule 145(d) under that Act, and stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

  See the inside back cover page of this prospectus for the identity of any persons who have received stock in connection with acquisitions by the Company and with respect to whom the Company has consented to the use of this prospectus in connection with sales of such stock.

                    MARKET PRICES OF COMMON STOCK; DIVIDENDS

  The following table shows the per share high and low sales prices of the common stock of WMX Technologies on the New York Stock Exchange Composite Tape for the periods indicated, as reported by The Wall Street Journal (Midwest Edition), and also shows the cash dividends declared per share during such periods:

                                                   MARKET
                                                    PRICE         CASH DIVIDENDS
                                                  ------------     DECLARED PER
                                                  HIGH    LOW         SHARE
                                                  ----    ----    --------------
   1993
   ----
    First Quarter ............................... $40 1/4 $33 5/8      $.13
    Second Quarter...............................  36 3/8  29 1/4       .15
    Third Quarter................................  33 1/8  29 1/2       .15
    Fourth Quarter...............................  30 5/8   23          .15
   1994
   ----
    First Quarter ............................... $30 3/4 $ 23         $.15
    Second Quarter...............................  29 3/8  22 5/8       .15
    Third Quarter ...............................  30 3/8  26 3/8       .15
    Fourth Quarter...............................   30     24 1/2       .15
   1995
   ----
    First Quarter ............................... $29 5/8 $25 3/4      $.15

  See the cover page of this prospectus for a recent sale price of WMX Technologies' common stock.

  Due in part to the high level of public awareness of the business in which the Company is engaged, regulatory enforcement proceedings or other unfavorable developments involving the Company's operations or facilities, including those in the ordinary course of business, may be expected to engender substantial publicity which could from time to time have an adverse impact upon the market price for the Company's common stock.

  In September 1990, the Company announced its authorization to purchase up to 25,000,000 shares of its common stock from time to time over the following 24-month period in the open market or in privately negotiated transactions. This program has twice been extended, most recently through September 1996. During 1992 and 1993, the Company purchased approximately 7,600,000 shares and 8,400,000 shares, respectively, of its common stock under this program. No Company shares were repurchased in 1994 or during the first quarter of 1995.

  During 1994 and the first quarter of 1995, the Company sold put options on 22,600,000 shares of its common stock in conjunction with the repurchase program. The put options give the holders the right at maturity to require the Company to repurchase its shares at specified prices. In the event the options are exercised, the Company may elect to pay the holder in cash the difference between the strike price and the market price of the Company's shares, in lieu of repurchasing the stock. Options on 9,000,000 shares expired unexercised in 1994, as the price of the Company's stock was in excess of the strike price at maturity. Options on 4,700,000 shares were exercised in February 1995, and the Company elected to settle them for cash. Options on 4,300,000 shares expire in July and August 1995, at strike prices ranging from $25.588 to $28.833 per share. The Company sold additional put options in February and March 1995 to replace those which matured. The new options expire in October and November 1995 at strike prices of $26.11 to $26.58 per share. See Note 10 to the Company's Consolidated Financial Statements.

  The Board of Directors of WMX Technologies intends to consider the payment of dividends on a quarterly basis, but the declaration of future dividends will necessarily be dependent upon business conditions, the earnings and financial position of WMX Technologies and such other matters as the Board deems relevant.

  At March 22, 1995, the Company had approximately 65,000 holders of record of its common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial information for each of the five years in the period ended December 31, 1994 is derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon appears elsewhere in this prospectus. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, and the related Notes, and the other financial information included elsewhere in this prospectus.

               (000'S OMITTED IN TABLE, EXCEPT PER SHARE AMOUNTS)

                                           YEAR ENDED DECEMBER 31
                         -----------------------------------------------------------
                           1990(1)     1991(2)     1992(3)     1993(4)     1994(5)
                         ----------- ----------- ----------- ----------- -----------
Revenue................. $ 6,034,406 $ 7,550,914 $ 8,661,027 $ 9,135,577 $10,097,318
Net income.............. $   684,762 $   606,323 $   850,036 $   452,776 $   784,381
Earnings per common and
 common equivalent
 share.................. $      1.44 $      1.23 $      1.72 $       .93 $      1.62
Total assets............ $10,518,243 $12,572,310 $14,114,180 $16,264,476 $17,538,914
Long-term debt, less
 portion
 payable within one
 year................... $ 3,139,623 $ 3,782,973 $ 4,312,511 $ 6,145,584 $ 6,044,411
Dividends per share..... $       .35 $       .42 $       .50 $       .58 $       .60

- ----------

(1) The results for 1990 include an extraordinary charge of $24,547,000, or $.05 per share, representing the Company's percentage interest in the writedown by WTI of WTI's investment in the stock of The Henley Group, Inc. and Henley Properties Inc. to market value.

(2) The results for 1991 include a special charge of $296,000,000 (before tax and minority interest) primarily to reflect then current estimates of the environmental remediation liabilities at waste disposal sites previously used or operated by the Company and its subsidiaries or their predecessors.

(3) The results for 1992 include a non-taxable gain of $240,000,000 (before minority interest) resulting from the initial public offering of Waste Management International; special charges of $219,900,000 (before tax and minority interest) primarily related to writedowns of the Company's medical waste business, CWM incinerators in Chicago, Illinois and Tijuana, Mexico and Brand's investment in its asbestos abatement business and certain restructuring costs incurred by Brand and CWM related to the formation of Rust; and one time after-tax charges aggregating $71,139,000, or $.14 per share, related to the cumulative effect of adopting two new accounting standards. See Notes 2, 11 and 13 to the Company's Consolidated Financial Statements.

(4) The results for 1993 include a non-taxable gain of $15,109,000 (before minority interest) relating to the issuance of shares by Rust, as well as the Company's share of a special asset revaluation and restructuring charge of $550,000,000 (before tax and minority interest) recorded by CWM related primarily to a revaluation of CWM's thermal treatment business, and a provision of approximately $14,000,000 to adjust deferred income taxes resulting from the 1993 tax law change. See Notes 2 and 13 to the Company's Consolidated Financial Statements.

(5) The results for 1994 include a charge of $9,200,000 (before tax and minority interest) recorded by Rust to write off assets and to recognize costs of exiting certain of Rust's service lines and closing offices in a consolidation of its engineering and construction groups. See Note 13 to the Company's Consolidated Financial Statements.
(6) Certain amounts have been restated to conform to 1994 classifications.

  On April 19, 1995, the Company announced operating results for the three months ended March 31, 1995. Net income for the first quarter of 1995 was $101,245,000, or $.21 per share, compared to $162,612,000, or $.34 per share, in the same quarter a year earlier. Revenue in the first quarter of 1995 rose to $2,604,909,000 from $2,284,067,000 in the first quarter of 1994.

  In the first quarter of 1995, CWM recorded a special charge of approximately $141,000,000 before tax primarily related to a revaluation of investments in certain hazardous waste treatment and processing technologies and facilities due to continued deterioration of the hazardous waste market.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Consolidated:

  Consolidated 1994 revenue of WMX Technologies, Inc. and its subsidiaries was $10,097,318,000 compared with $9,135,577,000 in 1993 and $8,661,027,000 in
1992.

  Consolidated 1994 net income was $784,381,000 or $1.62 per share, compared with $452,776,000 or $0.93 per share in 1993 and $850,036,000 or $1.72 per share in 1992.

  Earnings during the three years were impacted by special charges, gains from stock transactions of subsidiaries, an increase in U.S. tax rates, and required changes in accounting principles. The following table reconciles reported earnings per share to earnings excluding such items:

                                                           1992    1993   1994
                                                          ------  ------  -----
Reported earnings per share.............................. $ 1.72  $ 0.93  $1.62
Gains on stock transactions of subsidiaries..............  (0.42)  (0.02)   --
Special charges (see Note 13 to Consolidated Financial
Statements)--
  CWM asset revaluation and restructuring charge.........    --     0.59    --
  Other..................................................   0.24     --    0.01
Adjustment to deferred income taxes resulting from 1993
tax law change...........................................    --     0.03    --
Changes in accounting principles.........................   0.14     --     --
                                                          ------  ------  -----
Earnings per share excluding above items................. $ 1.68  $ 1.53  $1.63
                                                          ======  ======  =====

  In addition, the higher U.S. tax rates in effect in 1993 negatively impacted 1993 income by approximately $0.04 per share compared with 1992.

  During the three-year period, the Company has invested substantial resources and senior management time in an aggressive expansion into new service lines and geographic markets. Waste Management International successfully completed an initial public offering ("IPO") and has expanded rapidly, particularly in the Far East. WTI has broadened its business lines through targeted acquisitions of water, wastewater and air pollution control businesses and technologies. The formation of Rust on January 1, 1993, created a leading environmental and infrastructure engineering, consulting, remediation and industrial services company. These efforts have positioned WMX as a leader in the global environmental services market. At the same time, core North American solid and hazardous waste operations faced difficult business conditions, including changes which have negatively impacted the hazardous waste industry, as discussed below, and a lengthy U.S. recession which affected operating results into 1993. The Company has moved to address these developments with a major restructuring of CWM during 1993 and a reorganization of its WMI solid waste management organization. During the third quarter of 1994, the Company undertook a major strategic review of its operations, which is continuing. The focus of these efforts is to streamline all of the Company's business units, enhance its management and planning process, reduce operating costs and improve profitability, enhance customer satisfaction, increase returns on capital and grow the business.

  The Company currently provides comprehensive environmental, engineering and construction, industrial and related services through five principal subsidiaries, each of which operates in a relatively discrete portion of the environmental services industry or geographic area. WMI provides integrated solid waste services and CWM provides hazardous waste collection, transportation, treatment and disposal services in North America. WM International provides these services, as well as trash-to-energy services, outside North America. WTI is involved in trash-to-energy and independent power projects, water and wastewater treatment (including biosolids management) and air quality control, primarily in North America. Rust serves the engineering, construction, environmental and infrastructure consulting, hazardous substance remediation and on-site industrial and related services markets in the United States and a number of foreign countries. During 1995, the strategic review begun by the Company in 1994 will continue, focusing on, among other things, the Company's opportunities and resources, on both a line of business and a geographic basis, to determine the most effective use of resources to add value to the Company's core competencies. No conclusions have been reached but the current business alignment could change in the future as a result of the review.

  Rust was formed on January 1, 1993, through the contribution by CWM of its hazardous substance remediation services business, its approximately 56% ownership in Brand, and its 12% ownership interest in WM International, together with certain other assets, and the contribution by WTI of its engineering and construction and environmental and infrastructure consulting businesses, its London-based international engineering unit, and certain other assets. Brand was subsequently merged into a subsidiary of Rust. At December 31, 1994, Rust was owned approximately 56% by CWM and approximately 40% by WTI, with the remaining ownership held by the public. In February 1995, the Company offered to acquire the approximately 4% of Rust's shares held by the public; see "Subsequent Events."

  Following is an analysis of operating results by principal subsidiary. The analysis comparing 1993 to 1992 with respect to CWM, WTI and Rust assumes that the formation of Rust had occurred as of January 1, 1992, and comparative information for 1992 in that analysis is stated on a pro forma basis reflecting that assumption.

1993 OPERATIONS COMPARED TO 1992

WMI

  Revenue for WMI was $4,702,166,000 in 1993 compared with $4,309,614,000 in 1992, an increase of 9.1%. 1993 revenue growth by line of business is analyzed in the following table:

      Residential.........................................................  9.2%
      Commercial..........................................................  7.1
      Rolloff and industrial.............................................. 10.1
      Disposal, transfer and other........................................ 10.7

  Volume increases accounted for revenue growth of approximately 6.8%, whereas acquisitions accounted for approximately 2.8%. Pricing pressure experienced by the solid waste industry in 1992 persisted in 1993. Prior to the fourth quarter of 1993, prices in general had not increased in twelve to eighteen months and had deteriorated slightly in the latter portion of the period. WMI began implementing selective price increases effective October 1, 1993, as the U.S. economy improved. For the year, price had a negative impact of approximately 0.5% on 1993 revenue growth.

  Volume increases in 1993 came from continued growth in special waste and increased market share as a result of a substantial investment in the sales and marketing area during the third and fourth quarters of 1992. Disposal volume in 1993 was also helped by a contract to dispose of debris from Hurricane Andrew in Florida.

  Operating margins (after operating, selling and administrative expenses and goodwill amortization, but before special charges) were 20.4% of revenue in 1993, compared to 21.0% in 1992. Operating expenses as a percentage of revenue benefited from increased volumes to absorb the fixed portion of such costs as well as WMI's progress in internalizing disposal volume, but price weakness largely offset these gains. Selling and administrative expenses at the beginning of the year reflected the significant 1992 investment in the sales and marketing areas discussed above, but moved downward steadily as a percentage of revenue during the first three quarters of 1993, as personnel were trained and became more productive, and administrative cost reduction programs were implemented. Both operating and selling and administrative expenses increased in the fourth quarter, in both dollars and as a percentage of revenue, as a result of reorganization-related expenses including work force reductions and relocations.

CWM Core Business (Excluding Rust)

  Revenue was $661,860,000 in 1993 compared with $755,088,000 on a pro forma basis for 1992. The 12.3% net decrease in 1993 revenue was attributable approximately 0.4% to price and 14.2% to volume, partially offset by a 2.3% increase related to acquisitions. Price decreases in chemical waste services were partially offset by price increases in low-level radioactive waste services. Volume declines resulted from a decline in environmental remediation projects generating hazardous waste for off-site treatment and disposal at CWM facilities, an uncertain regulatory environment regarding hazardous waste management, Superfund and other special cleanup requirements for industry, the effects of the sluggish economy on CWM's customers, and softness in the commercial hazardous waste incineration market, leading to reduced pricing. CWM's results were also impacted by reduced activity resulting from the change in federal government administration and unusual weather in some western and eastern states in the first quarter of 1993, as well as continuing efforts by American industry to reduce waste and manage it on-site. 1992 revenue was helped by disposal volume accelerating ahead of a regulatory land-ban of certain waste categories which became effective in May of that year.

  Base business revenue declined approximately 7% and event business revenue (revenue from relatively larger, typically non-recurring projects) declined approximately 41% in 1993 compared with 1992. Event business accounted for 10.6% of revenue in 1993 compared with 15.8% in 1992.

  In an effort to respond to changing industry conditions, CWM completed a study of its business in the third quarter of 1993 and announced a strategic reconfiguration of its operations to meet then-current market demand. Among the actions taken as part of a program to reduce costs and improve efficiency were the elimination of approximately 1,600 positions, consolidation of operations, sale of selected service centers in marginal service lines and geographies, and centralization of several functions to improve efficiency. The restructuring was based on the assumption that future base business revenue growth, if any, would not keep pace with the economic recovery, and that CWM would not make investments which would be primarily supported by event business volumes.

  In connection with the restructuring, CWM recorded a charge of $550 million before tax, including $381 million to write down assets, primarily incinerators, and $169 million for cash expenditures to be made as part of the program to reduce costs, improve efficiency and structure CWM to meet then-current market demand.

  Operating expenses (excluding special charges) as a percentage of revenue were 76.5% in 1993 compared with 56.3% in 1992. The shift in revenue mix toward an increased percentage of treatment revenue, which has lower margins, compared to direct disposal services revenue, which has higher margins, increased operating expenses in dollars and as a percentage of revenue in 1993. Also, a large component of CWM's operating expenses in its core business is fixed, and the 1993 revenue decline caused such expenses to increase as a percentage of revenue.

  Selling and administrative expenses as a percentage of revenue were 19.3% in 1993 compared with 15.4% in 1992. The increase is due primarily to the lower revenue volume over which to spread such costs.

WTI

  1993 revenue increased 23%, to $1,142,219,000, compared with pro forma revenue of $928,313,000 for the previous year. Approximately 40% of the revenue growth came from air and water quality control companies acquired during 1992 and 1993. Businesses acquired during 1993 significantly expanded WTI's capability to meet the water and wastewater management needs of industrial customers, and provided entry into certain regional biosolids and air quality equipment markets, as well as additional wastewater treatment technology and process know-how. Successful project development efforts were responsible for an additional 30% of the 1993 revenue increase and included the full year impact of the North Broward County trash-to-energy facility, the third quarter 1993 start of commercial operations at WTI's New York Organic Fertilizer Company ("NYOFCO") biosolids pelletizer facility, and construction revenue for the Lisbon, Connecticut trash-to-energy facility being built by WTI for the Eastern Connecticut Resource Recovery Authority ("ECRRA"). Existing business growth contributed the remaining 30% of the 1993 revenue increase. Major factors in this internal growth were higher revenues from air quality control system construction and installation, and greater tonnage at certain trash-to-energy facilities with related increases in trash disposal and electrical generation revenue. Energy businesses represented approximately 52% of consolidated 1993 revenue, while the water and air businesses accounted for 32% and 16%, respectively. For 1992, energy, water and air business lines represented approximately 59%, 30% and 11%, respectively, of consolidated revenue.

  Operating expenses increased to 69.4% of revenue in 1993 from 68.3% in 1992. This increase reflected primarily the effects, including the amortization of goodwill associated with acquisitions, of changes in business mix brought about by the growth of air and water operations. In part because they are less capital intensive, these businesses typically have lower gross margins than WTI's energy operations. Selling and administrative expenses increased in absolute terms in 1993 compared with pro forma 1992 levels, but decreased as a percent of revenue to 9.4% from 10.5%. The percentage decline is attributable to the integration of acquired companies into existing businesses and to continuing company-wide administrative cost containment efforts.

WM International

  WM International is a U.K. corporation which prepares its financial statements in pounds sterling under accounting principles prevailing in the United Kingdom. Such accounting principles differ in certain respects from those generally accepted in the United States ("US GAAP"). The discussion and analysis of WM International is based on US GAAP financial statements with pounds sterling translated to U.S. dollars at the rates used to translate WM International financial statements for inclusion in the Company's consolidated financial statements.

  WM International revenue was $1,411,211,000 in 1993 compared with $1,445,734,000 in 1992. Components of revenue change are as follows:

                                                                 PERCENTAGE
                                                             INCREASE/(DECREASE)
                                                             -------------------
      Price increases.......................................          3.7%
      Volume (including start-ups)..........................         (6.2)
      Purchased businesses..................................         17.7
      Foreign currency translation..........................        (17.6)
                                                                    -----
        Total...............................................         (2.4)%
                                                                    =====

  WM International was able to achieve revenue growth (excluding currency translation) despite a depressed economy in Europe, which accounts for roughly 80% of total revenue, and the volume decrease which related primarily to the transition from the construction phase to the operational phase of a contract to design, construct and operate a hazardous waste treatment facility in Hong Kong. Price increases slowed in the second half of 1993 as inflation in Europe declined. Landfill revenues were constrained by delays in obtaining permits, particularly in Italy.

  A significant portion of WM International's revenue arises in currencies other than pounds sterling (its reporting currency) or U.S. dollars. As a result, foreign currency movement has had and will continue to have an impact on reported revenue, expenses and net income. Stated in pounds sterling, WM International revenue grew 15.3% in 1993 compared to 1992. Both the Company and WM International periodically engage in hedging transactions intended to mitigate currency translation risk. See "Derivatives."

  Operating expenses were 71.5% of revenue in both 1993 and 1992. Ongoing improvements in operating efficiency and the effect of changes in country and business mix of revenue were offset by increased goodwill amortization. Selling and administrative expenses were 14.1% of revenue in 1993 compared with 14.6% in 1992. The improvement results from an expanded revenue base to absorb the investment in country and corporate management and administrative structure, as well as continuing integration of acquired businesses.

Rust

  Rust has two broad lines of business: engineering, construction and environmental and infrastructure consulting services, and environmental remediation and other on-site industrial services. Rust also operated an asbestos abatement business for the first four months of 1993. This business was transferred to NSC in May 1993, in exchange for a 41% equity interest in NSC and NSC's ownership interest in two industrial services businesses.

  Excluding the effect of the asbestos abatement business, revenue increased 16% in 1993 compared with 1992. Revenue by line of business is shown in the following table ($000's omitted):

                                                             1992       1993
                                                          ---------- ----------
   Engineering, construction and consulting services..... $  619,096 $  798,340
   Remediation and industrial services...................    677,444    704,360
   Asbestos abatement....................................    144,510     31,765
                                                          ---------- ----------
     Total............................................... $1,441,050 $1,534,465
                                                          ========== ==========

  Engineering, construction and consulting services revenue grew by 29% in 1993. Domestic and international acquisitions completed in 1993 and the latter part of 1992 accounted for revenue growth of 17%. The 1993 domestic acquisitions gave Rust a strong presence in the petrochemical and refinery engineering markets and stronger consulting service capabilities in the northeast United States. Price/volume increases in 1993 (12%) were the result of the start-up of several large projects, including one large waste-to-energy plant and several manufacturing/processing facilities.

  Remediation and industrial services revenue grew by 4% in 1993. A decline in remediation service revenue related to project delays and cancellations by customers and prospective customers was more than offset by an increase in industrial services revenue resulting from market share gains in existing businesses and 1992 and 1993 acquisitions.

  Revenue from affiliated companies increased $117 million in 1993, to $243 million for the year. Approximately $86 million of this increase related to engineering design and construction projects, with the balance coming from consulting services.

  Operating expenses as a percentage of revenue were 81.5% in 1993 compared with 85.3% in 1992. The improvement resulted from a shift in revenue mix in favor of industrial services and environmental and infrastructure consulting services and projects, which have relatively lower operating costs, improvements in the profitability of the environmental and infrastructure consulting businesses as a result of synergies realized by combining offices with higher personnel utilization, and improved operating margins from international operations.

  During 1992, Brand recorded a special charge of approximately $35.2 million before tax to write down its investment in its asbestos abatement business and to provide for certain restructuring costs related to the formation of Rust.

  Selling and administrative expenses were 10.2% of revenue in 1993 compared with 10.1% in 1992. The increase is primarily due to acquisitions, particularly the acquisition of EnClean, Inc. in the third quarter of 1993.

1994 OPERATIONS COMPARED TO 1993

WMI

  WMI's revenue grew 8.8% to $5,117,871,000 in 1994 compared with $4,702,166,000 in 1993. Revenue growth occurred in all service lines as shown in the following table:

      Residential.........................................................  4.6%
      Commercial..........................................................  8.1
      Rolloff and industrial.............................................. 11.1
      Disposal, transfer and other........................................ 11.8

  Price increases accounted for revenue growth of approximately 1.5%. WMI continues to focus on pricing on a customer-by-customer basis and to seek increases when and where appropriate. Pricing in the commercial, rolloff and industrial lines generally continued the positive trend begun in the fourth quarter of 1993, while residential work remained extremely competitive and disposal pricing varied by region but generally improved during the year. Higher recyclable commodity prices, which can vary significantly from year to year, also helped 1994 results. Volume increases accounted for revenue growth of 7.8%, despite the negative impact of the 1993 volume from the contract to dispose of debris from Hurricane Andrew which did not recur in 1994, and the loss of a disposal contract for the City of Philadelphia as of July 1. The increase in disposal, transfer and other revenue was aided by special waste volume, which increased over 20%, and recycling, which grew 29% (including the impact of higher commodity prices discussed above). Revenue decreases due to businesses sold exceeded revenue added from acquisitions by approximately 0.5% in 1994, primarily the result of the sale during the first quarter of the year of WMI's Modulaire(R) mobile offices business and certain other under-performing businesses, and reduced acquisition activity.

  Operating margins strengthened throughout the year following the fourth quarter 1993 reorganization, and were 20.8% of revenue for the year compared with 20.4% in 1993. This improvement resulted from productivity increases, particularly in the selling and administrative areas where expenses remained relatively constant in dollars and declined as a percentage of revenue, stronger pricing and increased volume, partially offset by higher costs of operating disposal facilities to comply with more stringent environmental regulations. Although the costs of complying with environmental regulations will likely continue to increase, WMI believes it can maintain or improve margins through price increases and productivity enhancements if the U.S. economy remains strong.

CWM Core Business (Excluding Rust)

  CWM core business revenue continued to decline in 1994, to $649,581,000 from $661,860,000 in 1993. The following table analyzes core business revenue changes in 1994 compared to 1993:

                                                                 PERCENTAGE
                                                             INCREASE/(DECREASE)
                                                             -------------------
      Price.................................................         2.9%
      Volume................................................        (7.2)
      Purchased businesses..................................         2.4
                                                                    ----
        Total...............................................        (1.9)%
                                                                    ====

  Price and volume increases for low-level radioactive waste services, which increased core business revenue by 3.1%, were more than offset by a continuation of the industry conditions which negatively impacted the remainder of the hazardous waste industry in 1993. The strong results in the low-level radioactive waste service line resulted from the acceleration of volume received at CWM's disposal facility in Barnwell, South Carolina, in anticipation of a state deadline which denied access to that facility to customers outside an eight-state region in the southeastern United States ("Southeast Compact") after June 30, 1994. South Carolina has adopted legislation which allows the Barnwell site to continue operating until December 31, 1995, to serve customers located within this region. However, the Barnwell disposal operations are not expected to contribute to CWM's operating results in 1995 to the extent they did in 1994. The North Carolina Low Level Radioactive Waste Management Authority has voted to select a site in that state for development by CWM as a replacement regional disposal facility for the Southeast Compact, but CWM is unable to predict when, if ever, its efforts to develop a replacement site will be successful.

  Event business was 9.0% of core business revenue in 1994 compared to 10.6% in 1993. The decline in event business revenue continues to be primarily the result of reduced off-site disposal from environmental cleanup projects.

  During 1994, CWM completed the strategic reconfiguration of its operations announced in the third quarter of 1993 and discussed previously. Substantially all anticipated cash expenditures were made. As a result of this program, overhead, including depreciation and amortization, was reduced in 1994 by approximately $60 million on an annualized basis.

  Operating expenses declined as a percentage of revenue in 1994 to 70.0% compared to 76.5% in 1993. Benefits from the restructuring were partially offset by severe weather in the northeast portion of the United States during the first quarter, which delayed projects and hampered operations, and a shift in revenue mix toward lower margin services. Selling and administrative expenses declined $22.3 million in 1994 on an absolute basis and were reduced from 19.3% of revenue to 16.3%, primarily as a result of the restructuring.

WTI

  WTI revenue increased 16% to $1,324,567,000 in 1994. Businesses acquired in 1993 and 1994 contributed approximately 47% of the revenue increase, while incremental operating and construction revenue from new energy and water development projects accounted for the remainder. Overall, revenue from existing businesses was flat in 1994 compared to 1993.

  Revenue from energy businesses increased 16% in 1994 as a result of the third quarter commencement of commercial operations at the Falls Township trash-to-energy facility in Pennsylvania and the wood waste, scrap tire, and landfill gas-fired Ridge Generating Station in Florida. A full year of construction revenue from the Lisbon trash-to-energy facility, as well as a shift in the mix of tonnage received at trash-to-energy plants from lower-priced spot tons to generally higher-priced contract tonnage, also favorably impacted 1994 revenue.

  Water business revenue grew 29% in 1994 compared to 1993. Acquisitions contributed approximately 80% of this growth, and expanded WTI's presence in the industrial water and wastewater treatment markets, both domestically and internationally, while increasing the breadth of WTI's technology and product offerings. The balance of the 1994 revenue increase was attributable to the full year impact of the NYOFCO biosolids pelletizer facility. Increased 1994 revenue from sales of water process systems and equipment to industrial customers was offset by a decline in revenue from water, wastewater, and biosolids contract service operations and curtailed equipment procurement by municipal customers.

  Air-related revenue declined 10% in 1994 compared to 1993, primarily because of an expected lull in air pollution control retrofit activity by utilities between Phases I and II of the Clean Air Act Amendments of 1990. In addition, many industrial customers delayed awards for discretionary equipment purchases in response to the uncertain economy and to rule-making delays and limited enforcement activities by the U.S. Environmental Protection Agency. Energy, water and air business revenue accounted for 52%, 35% and 13%, respectively, of 1994 revenue.

  WTI's operating margin increased to 21.9% of revenue in 1994 compared with 21.2% in 1993. Improved operating performance at certain energy facilities and the addition of the NYOFCO facility were partially offset by competitive pricing pressures and margin declines in the contract service water business and air and water product businesses. Selling and administrative expenses declined as a percentage of revenue from 9.4% to 9.0% as a result of the integration of acquisitions, ongoing cost containment activities and a larger revenue base over which to spread the fixed components of such costs.

WM International

  Stated in U.S. dollars, WM International revenue grew $299.7 million or 21.2% to $1,710,862,000 in 1994 compared to $1,411,211,000 in 1993. Components of revenue change are as follows:

                                                                      PERCENTAGE
                                                                       INCREASE
                                                                      ----------
      Price..........................................................     1.7%
      Volume (including start-ups)...................................     8.9
      Purchased businesses...........................................     9.4
      Foreign currency translation...................................     1.2
                                                                         ----
        Total........................................................    21.2%
                                                                         ====

  Lower inflation and weak economic conditions in many European countries constrained WM International's ability to increase prices. In Italy, where a substantial portion of its business is municipal contracts, renewals during much of 1994 were consistently at reduced prices, a condition which is expected to persist in 1995. However, a price increase was obtained on the municipal contract in Buenos Aires, Argentina. The volume increase in 1994 related primarily to construction activity on the solid waste SENT landfill in Hong Kong. Economic and competitive pressures caused volume declines in Italy, France and Germany, which were more than offset by volume increases in other countries.

  Revenue increases from acquisitions slowed in 1994 compared to 1993. While WM International continued to make acquisitions in 1994 and expects to do so in 1995, it believes it is now well positioned in many of its markets and will be selective with respect to such acquisitions, focusing particularly on "tuck-in" acquisitions (small acquisitions in markets where WM International already has a support staff).

  Operating expenses increased to 72.7% of revenue in 1994 compared with 71.5% in 1993 due to higher labor costs in Italy, pricing pressure in Italy, Germany and France, and flow control issues and landfill permitting delays in Italy and France. Selling and administrative expenses decreased to 13.4% of revenue in 1994 compared to 14.1% in 1993 as a result of the impact of "tuck-in" acquisitions, a higher revenue base to absorb the costs of corporate and country management and administrative infrastructure, integration of acquired businesses, and a continued focus on improved productivity and administrative cost reduction.

Rust

  Rust 1994 revenue was $1,682,907,000 compared to $1,534,465,000 in 1993, an increase of 9.7%. Revenue growth by line of business is shown in the following table ($000's omitted):

                                                                    PERCENTAGE
                                                 1993       1994     INCREASE
                                              ---------- ---------- ----------
   Engineering, construction and consulting
   services.................................. $  798,340 $  967,671    21.2%
   Remediation and industrial services.......    704,360    715,236     1.5
   Asbestos abatement........................     31,765        --      N/A
                                              ---------- ----------
     Total................................... $1,534,465 $1,682,907     9.7%
                                              ========== ==========

  Excluding the effect of the asbestos abatement business, revenue increased 12% in 1994 compared with 1993.

  Engineering, construction and consulting services revenue grew by 21.2% in 1994. The full year impact of the 1993 acquisitions and domestic and foreign 1994 acquisitions resulted in revenue growth of 17.7%. The balance came from increases in existing businesses, primarily the result of work on two pulp and paper facilities. Backlog in this business line at December 31, 1994, increased by $437 million from December 31, 1993, to $1.2 billion.

  Remediation and industrial services revenue grew by 1.5% in 1994. Growth was the result of the full-year impact of 1993 acquisitions. Revenue in existing businesses declined due to severe weather in the first quarter and delays by scaffolding and industrial customers of scheduled maintenance at their plants. In addition, the anticipated award of a large federal remediation contract was delayed. The backlog in this business line at December 31, 1994, decreased by $26 million from December 31, 1993, to $627 million, including $404 million related to businesses to be transferred to OHM Corporation ("OHM") in the transaction discussed in the following paragraph.

  In December 1994, Rust signed an agreement with OHM to acquire an approximately 40% interest in OHM in exchange for Rust's remediation services business. Subject to approval by OHM shareholders, the transaction is expected to close in May 1995. For 1994, the business to be transferred had revenue of $231.1 million and operating income (after operating, selling and administrative expenses) of $6.0 million. Rust sees this transaction as a strategic alliance and expects to benefit from being able to concentrate on its core engineering, construction and industrial services businesses while relying on OHM to provide remediation services to Rust's customers on a preferred basis.

  The backlog in the two business lines includes approximately $449 million (of which $227 million will be transferred to OHM) for several Department of Defense contracts awarded to Rust, including two Total Environmental Restoration Contracts. There can be no assurance that specific projects identified and performed pursuant to such contracts will result in aggregate revenues of $449 million over their remaining terms.

  Revenue from affiliated companies was $224 million in 1994 compared with $243 million in 1993.

  Excluding the charge discussed in the following paragraph, operating expenses were 83.3% of revenue in 1994 compared with 81.5% in 1993, partially the result of severe weather in the first quarter and delayed projects which resulted in less efficient personnel utilization. In addition, 1994 saw a shift in revenue mix in favor of lower margin businesses. Selling and administrative expenses were 10.4% of 1994 revenue compared with 10.2% of 1993 revenue. The increase in 1994 is attributable to the lower revenue base in existing businesses, and acquisition activity in 1993 and 1994. The level of selling and administrative expenses associated with acquired companies was higher than that of existing businesses, but it is anticipated that these expenses will decline as a percentage of revenue as the acquired companies are integrated into existing operations.

  In 1994, Rust recorded a pretax charge of $9.2 million for the write-off of assets and the recognition of one-time costs incurred during the fourth quarter in connection with the discontinuance of its marine construction and dredging operations, and the closing of offices in a consolidation of the engineering and construction groups. After tax and minority interest, the charge reduced the Company's net income by $0.01 per share.

OTHER ITEMS

Gains from Stock Transactions of Subsidiaries

  Gains from stock transactions of subsidiaries arise when common stock is issued by any of the Company's subsidiaries for acquisitions, public offerings or the exercise of employee stock options. In 1992, the Company, CWM and WTI recognized a nontaxable gain of $240 million (before minority interest) as a result of the WM International IPO in April of that year.

Interest

  The following table sets forth the components of consolidated interest expense, net ($000's omitted):

                                                   1992      1993       1994
                                                 --------  ---------  ---------
      Interest expense.......................... $310,949  $ 401,469  $ 445,320
      Interest income...........................  (57,693)   (41,432)   (34,613)
      Capitalized interest......................  (87,897)  (100,591)  (104,512)
                                                 --------  ---------  ---------
        Interest expense, net................... $165,359  $ 259,446  $ 306,195
                                                 ========  =========  =========

  Net interest expense has increased during the three-year period, partially the result of a management decision to increase the leverage of the Company. The impact of that decision was mitigated in 1992 by lower U.S. interest rates and by the use of the proceeds of the WM International IPO to repay debt. Debt levels increased in 1993 to fund stock repurchase programs, acquisitions and capital expenditures, and approximately $130 million paid to former stockholders of Brand who elected to receive cash in connection with the merger of Brand into a wholly-owned subsidiary of Rust. Debt levels remained flat from December 31, 1993, to December 31, 1994, as an increased emphasis on cash flow from operations and the disposition of under-performing businesses and assets generated sufficient funds for capital expenditures and dividends, but interest expense increased as a result of higher U.S. interest rates and the full year impact of the 1993 borrowings. Capitalized interest varies, depending upon the level of capital projects such as solid waste landfills and trash-to-energy plants that are in process at any point in time. The Company expects capitalized interest to decline in 1995 as a number of significant capital projects were completed near the end of 1994.

Minority Interest

  The decline in minority interest in 1993 reflected the lower earnings of the Company's subsidiaries in that year and the minority interest (approximately $78.6 million) in the special charge recorded by CWM.

Sundry Income, Net

  Sundry income relates primarily to earnings recorded on the equity method from the Company's investments in ServiceMaster Consumer Services Limited Partnership and Wessex. In addition, CWM recognized a gain in the first quarter of 1993 on the sale of shares of common stock of WTI it had held for investment.

Income Taxes

  In August 1993, the U.S. Congress passed and the President signed the Omnibus Budget Reconciliation Act of 1993, which, among other things, increased U.S. federal income taxes for the Company and its domestic subsidiaries, retroactive in certain cases to January 1, 1993. The 1993 income tax provision is approximately $34 million higher than would have been the case under the 1992 tax law, as a result of the requirement to adjust deferred income taxes in accordance with Statement of Financial Accounting Standards ("FAS") No. 109, and to apply the higher tax rate effective January 1, 1993.

ACCOUNTING PRINCIPLES

  Effective January 1, 1992, the Company, CWM and WTI adopted FAS No. 106 and FAS No. 109 issued by the Financial Accounting Standards Board ("FASB"). FAS No. 106 requires that the expected costs of certain future postretirement benefits other than pensions be charged to expense during the years in which the employees render service. Previously, the companies recognized these costs on a cash basis. FAS No. 109 required a change in the method of accounting for income taxes to an asset and liability approach.

  As permitted by the FASB, the Company recorded a charge, after tax and minority interest, of $71,139,000 or $0.14 per share, for the cumulative effect of these accounting changes in 1992. Except for the one-time charge, the effect of these accounting changes on 1992 and subsequent years' earnings was not significant.

  During 1994, the Company was required to adopt FAS No. 112--Employers' Accounting for Postemployment Benefits--and FAS No. 115--Accounting for Certain Investments in Debt and Equity Securities. The adoption of FAS 112 did not have a material impact on the Company's financial statements as its previous accounting was substantially in compliance with the new standard. Other than for short-term investments which were previously accounted for in accordance with FAS No. 115, the Company does not have and does not contemplate acquiring significant investments of the type covered by that standard.

ENVIRONMENTAL MATTERS

  The majority of the businesses in which the Company is engaged are intrinsically connected with the protection of the environment. As such, a significant portion of the Company's operating costs and capital expenditures could be characterized as costs of environmental protection. While the Company is faced, in the normal course of its business, with the need to expend funds for environmental protection and remediation, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based upon compliance with environmental laws and regulations and its services are priced accordingly. Such costs may increase in the future as a result of legislation or regulation; however, the Company believes that in general it benefits from increased government regulation, which increases the demand for its services, and that it has the resources and experience to manage environmental risk.

  As part of its ongoing operations, the Company provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. Such costs include a final cap and cover on the site, methane gas and leachate management, and groundwater monitoring. The accrual for closure and post-closure monitoring costs covers expenditures to be incurred after a facility ceases to accept waste; to the extent similar costs are incurred during the active life of a site, they are expensed as normal operating costs of a disposal site.

  The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated or to which it transported waste, including 104 sites listed on the Superfund National Priority List ("NPL") as of December 31, 1994. In the majority of situations, the Company's connection with NPL sites relates to allegations that its subsidiaries (or their predecessors) transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature (e.g., owner, operator, transporter or generator), and the extent (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company, or other relevant factors) of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties ("PRPs"), and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements. Cost estimates are based upon management's judgment and experience in remediating such sites for the Company as well as for unrelated parties, information available from regulatory agencies as to cost of remediation, and the number, financial resources and relative degree of responsibility of other PRPs who are jointly and severally liable for remediation of the specific site, as well as the typical allocation of costs among PRPs. These estimates sometimes involve a range of possible outcomes. In such cases, the Company provides for the amount within the range which constitutes its best estimate. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range in accordance with FAS No. 5. See Note 6 to the Consolidated Financial Statements for additional details regarding the Company's environmental liabilities.

  Estimates of the extent of the Company's degree of responsibility for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult, and the ultimate outcome may differ from current estimates. However, the Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies or other factors could alter this expectation and necessitate the recording of additional liabilities which could be material. The impact of such future events cannot be estimated at the current time.

  The Company spent $24,800,000, $34,800,000 and $58,800,000 on remedial activities at closed sites in 1992, 1993, and 1994, respectively, and anticipates expenditures of approximately $40,000,000 in 1995.

  The Company has filed several lawsuits against numerous insurance carriers seeking reimbursement for past and future remedial, defense and tort costs at a number of sites. The carriers have denied coverage and are vigorously defending these claims. No amounts have been recognized in the financial statements for any future insurance recoveries.

  The Company also becomes involved, in the normal course of business, in judicial and administrative proceedings related to alleged violations of licenses, permits, laws or regulations, or differing interpretations of applicable requirements. From time to time, the Company pays fines and penalties as a result of such proceedings. Such fines and penalties were not material to the Consolidated Statements of Income for 1992, 1993 or 1994.

FINANCIAL CONDITION

Liquidity and Capital Resources

  The Company is primarily in a service industry and has neither significant inventory nor seasonal variations in receivables. Accordingly, cash flow from operating activities is used primarily for the purchase of property and equipment and acquisition of businesses, and, in 1992 and 1993, for stock repurchases. The Company had a working capital deficit of $90,887,000 at December 31, 1994, compared with working capital of $99,958,000 at December 31, 1993. Current debt increased $136,195,000, primarily because the Company anticipates having cash flow available for debt reduction in 1995 and accordingly, at the end of 1994, decided not to seek additional committed long-term borrowing facilities which would have permitted the reclassification of additional otherwise short-term debt to long-term. Accounts receivable increased $195,961,000 while accounts payable and accrued expenses increased $301,760,000, as a result of business growth, acquisitions and the impact of a weaker U.S. dollar on the translation of foreign currency denominated balance sheets. Smaller changes in other current asset and current liability accounts reflect the effects of normal business activities.

  Other than for the impact of foreign currency translation, long-term and short-term debt declined from December 31, 1993, to December 31, 1994. Capital expenditures and acquisitions were funded by cash flow from operations, proceeds from the sales of businesses, and improved working capital management. At December 31, 1994, short-term and long-term debt (excluding WTI project debt) were 49.4% of short-term debt and total capital (including minority interest in subsidiaries and put options), compared to 52.5% at December 31, 1993. The Company believes that it has adequate liquidity to meet its current capital needs and finance anticipated growth. Substantial cash is provided by operating activities, and management intends to continue its emphasis on enhancing operating cash flow in 1995. In addition, a major portion of capital expenditures, including acquisitions and development projects, is discretionary and could be deferred if necessary.

Derivatives

  From time to time, the Company and certain of its subsidiaries use derivatives to manage currency, interest rate, and commodity (fuel) risk. Derivatives used are simple agreements which provide for payments based on the notional amount, with no multipliers or leverage. Gains or losses on such instruments to date have not been material. While the Company is exposed to credit loss in the event of non-performance by counterparties to derivatives, in all cases such counterparties are highly rated financial institutions and the Company does not anticipate non-performance. See Note 5 to Consolidated Financial Statements for further discussion of the use of and accounting for such instruments.

Acquisitions and Capital Expenditures

  Capital expenditures, including $330,530,000, $443,535,000 and $56,786,000 for property and equipment of purchased businesses in 1992, 1993 and 1994, respectively, are shown in the following table ($000's omitted):

                                                   1992       1993       1994
                                                ---------- ---------- ----------
      Land (primarily disposal sites).......... $  639,489 $  660,226 $  582,287
      Buildings and leasehold improvements.....    196,680    195,472    141,164
      Vehicles.................................    270,712    373,055    226,005
      Containers...............................    168,721    231,586    167,936
      Other equipment..........................    687,593    702,374    395,022
                                                ---------- ---------- ----------
        Total.................................. $1,963,195 $2,162,713 $1,512,414
                                                ========== ========== ==========

  During 1993, the Company and its principal subsidiaries acquired 97 businesses for $551,901,000 in cash and notes, 1,046,801 shares of the Company's common stock, and 1,635,471 shares of WTI common stock. During 1994, 46 businesses were acquired for $172,908,000 in cash and notes, 73,809 shares of the Company's common stock and 156,124 shares of WTI common stock. The foregoing acquisition data excludes minor acquisitions where consideration paid was less than $1 million. The Board of Directors has approved a capital expenditure budget of $1.275 billion for 1995, including a minimal level of acquisitions. The Company expects to finance this program, as well as any unbudgeted acquisition activity, through cash flow from operations. The Company scaled back its acquisition program in 1994, but continues to seek acquisitions that promise above average returns or meet strategic objectives, and expects acquisition activity to increase in 1995. The Company believes it has adequate capital resources to finance any attractive acquisitions that become available.

Capital Structure

  Through 1993, the Company financed capital expenditures and acquisitions primarily through the use of debt, taking advantage of favorable interest rates. In 1994, increased emphasis was placed on cash flow and reducing leverage. This emphasis is expected to continue in 1995. The following table reflects the impact of these strategies:

                                                                  DECEMBER 31
                                                               -----------------
                                                               1992  1993  1994
                                                               ----- ----- -----
      Long-term debt as a percent of total capital............ 38.2% 49.4% 45.6%
      Short-term and long-term debt as a percent of
       short-term debt and total capital...................... 41.8% 52.5% 49.4%

  The ratios above include minority interest in subsidiaries and put options as part of total capital, and exclude project debt of WTI. A significant portion of WTI's debt is project debt, the interest and principal of which is expected to be paid by cash generated from operations of specific projects. The Company believes that its percentage of debt to total capital can be supported by the net cash provided by operating activities.

  While the Company expects 1995 free cash flow from operations, after budgeted capital expenditures, to be approximately $500 million, the ratios above will be adversely impacted by the purchase of the public shares of CWM and Rust (see "Subsequent Events") as these transactions will reduce minority interest and increase debt.

  The Boards of Directors of each of WMX, WTI and Rust have authorized their respective companies to repurchase shares of their own common stock in the open market or in privately negotiated transactions. The programs extend into 1996. During 1993, WMX repurchased approximately 8.4 million of its shares, and during 1994 WTI repurchased approximately 3.3 million shares and Rust repurchased 203,800 shares. Also see "Subsequent Events."

  During 1994, WMX sold put options on 17.9 million shares of its common stock in conjunction with the repurchase program. The put options give the holders the right at maturity to require the Company to repurchase its shares at specified prices. Proceeds of $29,965,000 from the sale of put options were credited to additional paid-in capital. In the event the options are exercised, the Company may elect to pay the holder in cash the difference between the strike price and the market price of the Company's shares, in lieu of repurchasing the stock.

  Options on 9.0 million shares expired unexercised in 1994, as the price of the Company's stock was in excess of the strike price at maturity. Options on
4.7 million shares were exercised in February 1995, and the Company elected to settle them for cash in the amount of $12,019,000. The remaining 4.3 million options expire in July and August 1995, at strike prices ranging from $25.588 to $28.833 per share. The Company sold additional put options in February and March 1995 to replace those which matured.

  During 1994, the Company formed an Employee Stock Benefit Trust and sold 12.6 million shares of treasury stock to the Trust in return for a 30-year, 7.33% note with interest payable quarterly and principal due at maturity. The Company has agreed to contribute to the Trust each quarter funds sufficient, when added to dividends on the shares held by the Trust, to pay interest on the note as well as principal outstanding at maturity. At the direction of an administrative committee comprised of Company officers, the Trustee will use the shares or proceeds from the sale of shares to pay employee benefits, and to the extent of such payments by the Trust, the Company will forgive principal and interest on the note.

Subsequent Events

  In January 1995, the holders of a majority of the outstanding CWM shares (other than those held by WMX) approved a merger transaction which resulted in WMX acquiring all of the outstanding CWM shares which it did not previously own, in return for convertible subordinated notes issued by WMX.

  In February 1995, the Company offered to acquire the approximately 4% of Rust's shares held by the public for $14 per share in cash. The transaction is subject to approval by a special committee of independent directors appointed by the Rust Board of Directors, but does not require stockholder approval. If approved, the transaction is expected to be completed during the second quarter of 1995.

  See Note 16 to Consolidated Financial Statements for additional information.

Outlook

  The Company's business units enter 1995 in significantly different situations. WMI has strong momentum. Price and volume are trending up in the commercial and rolloff segments. Disposal prices appear to have bottomed out and are beginning to increase in certain areas of the country, although there is still pressure in spots. Residential pricing pressure continues on contract rebids, but some price increase will result from existing contracts with inflation adjustments. The loss of the City of Philadelphia disposal contract will negatively impact the first six months compared to 1994, but recycling commodity prices remain strong and recycling volume is increasing. Acquisition activity is expected to accelerate from 1994 levels. Overall, 1995 margins should benefit from operating productivity enhancements, price increases and selling and administrative costs rising more slowly than revenue.

  CWM continues to be negatively impacted by the changes in the hazardous waste industry. In addition, the South Carolina legislation which denies access to the Barnwell disposal facility to customers outside the Southeast Compact, and currently requires the site to close December 31, 1995, will reduce the revenue and profit contributions of the low-level radioactive waste service business line in 1995. The failure to obtain an operating low-level radioactive waste disposal site beyond 1995 would have a material adverse impact on CWM's net income. During 1994, CWM restructured its operations to adapt to market conditions, and substantially reduced its overhead. However, the chemical waste services line of business has continued to underperform. Management is continuing to evaluate alternatives to address this situation. On March 14, 1995, the Board of Directors approved a plan to further reduce the scope of the chemical waste services business by selling or otherwise eliminating technologies and/or service locations which are not meeting customer service or performance objectives. Management is finalizing the details of this plan, which has resulted in CWM recording an additional restructuring charge of approximately $141 million (before tax) in the first quarter of 1995.

  WTI's existing businesses continue to perform well, but because of slow growth in domestic trash-to-energy and independent power markets, and a resulting shift in its business mix to the lower margin air and water markets, it expects that 1995 earnings growth will not exceed 10%.

  Rust continues to focus its resources on service lines which add the greatest value, and to restructure the company accordingly. During the fourth quarter of 1994, Rust announced the discontinuance of its marine construction and dredging operations, the closing of offices in a consolidation of the engineering and construction groups, and the signing of the definitive agreement with OHM under which OHM will acquire Rust's hazardous waste and nuclear remediation services businesses in exchange for 40% of the OHM shares outstanding following the transaction. Rust's backlog has continued to increase, especially with projects for the pulp and paper industry, and management believes it is well positioned for improved results in 1995.

  The outlook for WM International reflects the economic conditions and political and regulatory diversity of its markets. Operations in Italy face a politically uncertain environment, pricing declines on the renewal of municipal collection contracts, permitting problems at several landfills and rising labor costs. Operations in Germany are affected by difficult economic conditions and the need to integrate existing businesses into a base for internal growth. France remains a problematic market, economically and competitively. WM International's focus for 1995 will be on resolving these difficulties and achieving internal growth, cost control and improved returns on its investments in capital and human resources. Budgets for 1995 include capital expenditures of 120 million pounds and positive cash flow of 50 million pounds. WM International believes this strategy should enhance stockholder value in the long term, but does not anticipate earnings growth of more than 5% in 1995.

  The strategic review announced by WMX in the third quarter of 1994 is continuing, but results to date have reinforced management's commitment to increasing the Company's return on the assets it has in place and better leveraging its Company-wide resources. Efforts are now focused on improving links among the Company's operating and management resources to offer better service to customers and lower the costs of operations. The completion of the repurchase of the CWM public shares in January 1995 and the proposed repurchase of the Rust public shares will enable the Company to simplify its organizational structure. WMX intends to be a strategic management company, carefully matching resources to worldwide opportunities. Over time, the Company hopes to achieve a more balanced combination of revenue growth, return on assets, and increased cash generation in its core business lines of waste management, clean water, clean energy and engineering/technology.

                            BUSINESS OF THE COMPANY

GENERAL

  WMX Technologies provides environmental, engineering and construction, industrial and related services to commercial, industrial, and municipal and other governmental customers. Through WMI, the Company provides integrated solid waste management and related services in North America. Through CWM, the Company provides hazardous waste management services, including radioactive waste management services. Through Rust, the Company furnishes engineering, construction and environmental and infrastructure consulting services, hazardous and radioactive substances remediation services and other on-site industrial and related services. Through WTI, the Company develops facilities and systems for, and provides services to, the trash-to-energy, energy and independent power markets. Through Waste Management International, the Company also conducts waste management and related services (or has interests in projects or companies providing such services) in ten European countries and in Argentina, Australia, Brunei, Hong Kong, Indonesia, Malaysia, New Zealand, Singapore and Taiwan.

  Unless the context indicates to the contrary, all statistical and financial information under the captions "Business of the Company" and "Property and Equipment" is given as of December 31, 1994 and, where such information relates to any period prior to 1994, it is presented as if Rust had been in existence throughout such period. Statistical and financial data appearing under the caption "Solid Waste Management and Related Services" relate only to the Company's WMI group of subsidiaries and do not include any data relating to CWM, Rust, WTI or Waste Management International. See "Hazardous Waste Management and Related Services," "Engineering, Construction, Industrial and Related Services," "Trash-to-Energy, Water Treatment, Air Quality and Related Services" and "International Waste Management and Related Services."

SOLID WASTE MANAGEMENT AND RELATED SERVICES

  At December 31, 1994, Waste Management conducted solid waste management and related services operations in 48 states, the District of Columbia, four Canadian provinces and Mexico. During 1992, 1993 and 1994, operations in California, Florida and Pennsylvania together accounted for approximately 34%, 34% and 30%, respectively, of WMI revenue. No customer accounted for as much as 2% of WMI revenue in 1992 or 1993 or 1% in 1994.

  Fees paid to Waste Management by its solid waste collection customers (including charges paid by such customers for disposal and curbside collection of recyclable materials) accounted for approximately 77% of WMI revenue in 1992 and 1993 and 76% in 1994. Transfer and disposal services provided to municipalities, counties and other waste management companies and sales of recyclable materials accounted for approximately 23% of such revenue in 1992 and 1993 and 24% in 1994.

Collection

  Waste Management provides solid waste collection services to approximately 1,009,100 commercial and industrial customers. Collection services are also provided to approximately 11,779,500 homes and apartment units. Waste Management's revenue from commercial, industrial and apartment collection services (including revenues from recycling services) accounted for approximately 70% of its solid waste collection revenue in 1992 and 1993 and 71% in 1994. See "Recycling and Energy Recovery--Recycling" for a description of recycling services.

 Commercial and Industrial

  Many of Waste Management's commercial and industrial customers utilize containers to store solid waste. These containers, ranging from 1 to 45 cubic yards in size, are usually provided to the customer as part of WMI's services. Stationary compactors, which compact the volume of the stored waste prior to collection, are frequently installed on the premises of large volume customers and are usually provided to these customers in conjunction with WMI's collection services. Containerization enables Waste Management to service most of its commercial and industrial customers with collection vehicles operated by a single employee. Compaction serves to decrease the frequency of collection.

  Commercial and industrial collection services (which include containerized service to apartment buildings) are generally performed under one- to three-year service agreements. Fees are determined by such considerations as market factors, collection frequency, type of equipment furnished, type and volume or weight of the waste collected, distance to the disposal facility and cost of disposal.

 Residential

  Most of Waste Management's residential solid waste collection services are performed under contracts with, or franchises granted by, municipalities giving WMI exclusive rights to service all or a portion of the homes in their respective jurisdictions. Such contracts or franchises usually range in duration from one to five years. The fees received by Waste Management are based primarily on market factors, frequency and type of service, the distance to processing or disposal facilities and cost of processing or disposal. Residential collection fees are either paid by the municipalities out of tax revenues or service charges or are paid directly by the residents receiving the service.

Transfer

  Waste Management operates 129 solid waste transfer stations. A transfer station is a facility where solid waste is received from collection vehicles and then transferred to, and in some cases compacted in, large, specially constructed trailers for transportation to disposal or resource recovery facilities. This procedure reduces costs by improving utilization of collection personnel and equipment and improving the efficiency of transporting waste to final disposal facilities.

  The services of these facilities are provided to municipalities or counties and in most instances are also used by Waste Management and by other collection companies. Fees are generally based upon such considerations as market factors, the type and volume or weight of the waste transferred, the extent of processing of recyclable materials, the transport distance involved and the cost of disposal.

Recycling and Energy Recovery

 Recycling

  Waste Management provides recycling services in the United States and Canada through its Recycle America(R) and Recycle Canada(R) programs. Recycling involves the removal of reusable materials from the waste stream for processing and sale or other disposition for use in various applications. Participating commercial and industrial operations use containers to separate recyclable paper, glass, plastic and metal wastes for collection, processing and sale by WMI. Fees are determined by such considerations as market factors, frequency of collection, type and volume or weight of the recyclable material, degree of processing required, distance the recyclable material must be transported and value of the recyclable material.

  As part of its residential solid waste collection services, WMI engages in curbside collection of recyclable materials from residences in the United States and Canada, also through its Recycle America(R) and Recycle Canada(R) programs. Curbside recycling services generally involve the use of specially designed, compartmentalized vehicles to collect recyclable paper, glass, plastic and metal waste materials, which may be separated by residents into different waste containers or commingled and sorted by the curbside collector. The recyclable materials are then typically deposited at a local facility where they are sorted further and processed for resale. The prices received by the Company for recyclable materials fluctuate substantially depending upon domestic and foreign demand for such materials, prices for new materials and other factors.

  In 1994, WMI provided curbside recycling services to approximately 6,400,000 households pursuant to more than 850 contracts in the United States and Canada. In 1993, WMI provided such services to more than 5,800,000 households. Waste Management has approximately 119,000 commercial and industrial recycling services customers.

  Waste Management operates 116 materials recovery facilities for the receipt and processing of recyclable materials. Such processing consists of separating recyclable materials according to type and baling or otherwise preparing the separated materials for sale.

  Waste Management also participates in joint ventures with Stone Container Corporation and American National Can Corporation to engage, respectively, in the businesses of marketing paper fibre and aluminum, steel, and glass containers for recycling. In each case WMI sells to the joint venture, or has the joint venture market, the paper fibre or containers collected by WMI to Stone Container, American National Can or other parties who will process them for reuse. The joint venture with American National Can also owns and operates three glass processing facilities. During 1994, the joint ventures processed approximately 4,100,000 tons of recyclable materials. WMI also provides tire recycling services.

 Energy Recovery

  At 33 WMI-owned or -operated sanitary landfill facilities, Waste Management is engaged in methane gas recovery operations. These operations involve the installation of a gas collection system into a sanitary landfill facility. Through the gas collection system, gas generated by decomposing solid waste is collected and transported to a gas-processing facility at the landfill site. Through physical processes methane gas is separated from contaminants. The processed methane gas is then either (i) sold directly to industrial users or
(ii) sold to an affiliate of the Company which uses it as a fuel to power electricity generators. Electricity generated by these facilities is sold, usually to public utilities under long-term sales contracts, often under terms or conditions which are subject to approval by regulatory authorities.

  WMX Technologies also engages in other resource recovery activities through WTI's trash-to-energy and independent power operations and Waste Management International's operations. See "Trash-to-Energy, Water Treatment, Air Quality and Related Services" and "International Waste Management and Related Services."

Disposal

  Waste Management operates 134 solid waste sanitary landfill facilities. Of this number, 105 are owned by Waste Management and the remainder are leased from, or operated under contract with, others. Additional facilities are in various stages of development. Waste Management also provides yard-waste composting services at a number of its disposal facilities. All of the sanitary landfill facilities are subject to governmental regulation. See "Regulation-- Solid Waste."

  A sanitary landfill site must have geological and hydrological properties and design features which limit the possibility of water pollution, directly or by leaching. Sanitary landfill operations, which include carefully planned excavation, continuous spreading and compacting of solid waste and covering of the waste, are designed to maintain sanitary conditions, insure optimum utilization of the airspace and prepare the site for ultimate use for other purposes.

  Suitable sanitary landfill facilities and permission to expand existing facilities may be difficult to obtain in some areas because of land scarcity, local resident opposition and expanding governmental regulation. As its existing facilities become filled in such areas, the solid waste disposal operations of Waste Management are and will continue to be materially dependent on its ability to purchase, lease or obtain operating rights for additional sites or expansion of existing sites and to obtain the necessary permits from regulatory authorities to construct and operate them. To develop a new facility, WMI must expend significant time and capital resources without any certainty that a permit will ultimately be issued for such facility. In addition, there can be no assurance that additional sites can be obtained or that existing facilities can continue to be expanded or operated. However, management believes that the facilities currently available to WMI are sufficient to meet the needs of its current operations in most areas for the foreseeable future.

  In varying degrees, Waste Management utilizes its own sanitary landfill facilities to accommodate its disposal requirements for collection and transfer operations. In 1992, 1993, and 1994 approximately 50%, 52%, and 55%, respectively, of the solid waste collected by WMI was disposed of in sanitary landfill facilities operated by it. Usually these facilities are also used by other companies and government agencies on a noncontract basis for fees determined by such considerations as market factors and the type and volume or weight of the waste.

Related Services

  Waste Management also provides several types of services which are compatible with its solid waste collection operations. Included in these operations are medical and infectious waste management services, portable sanitation services and street sweeping and parking lot cleaning services.

  Waste Management's medical and infectious waste management services consist of collecting, transporting, treating and disposing of medical and infectious waste generated by hospitals, pharmaceutical manufacturers, medical clinics, physician and dentist offices and other sources.

  Waste Management also provides portable sanitation services to municipalities and commercial customers. The portable sanitation services, which are marketed under the Port-O-Let(R) trade name, are also used at numerous special events and public gatherings.

  These related services are marketed and performed primarily by employees operating out of WMI's solid waste operations facilities who also may have responsibility for some phase of solid waste marketing or operations.

HAZARDOUS WASTE MANAGEMENT AND RELATED SERVICES

  CWM's principal business (excluding Rust) is to provide hazardous waste management services consisting of chemical and radioactive waste transportation, treatment, resource recovery and disposal services. For each of the three years in the period ended December 31, 1994, such services accounted for the following percentages of CWM's hazardous waste management and related services revenue:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               ----------------
                                                               1992  1993  1994
                                                               ----  ----  ----
      Treatment, resource recovery and disposal............... 68.5% 70.6% 72.6%
      Special services........................................ 15.3  18.6  18.2
      Transportation.......................................... 16.2  10.8   9.2

  Until December 31, 1992, CWM also provided environmental and industrial specialty contracting services through a group of regional and local companies owned by Brand, as well as hazardous and radioactive substance remediation services, which businesses were contributed to Rust on January 1, 1993. See "The Company."

Chemical Waste Management Services

  In the United States, most chemical wastes generated by industrial processes are handled "on-site" at the generators' facilities. Since the mid-1970's, public awareness of the harmful effects of unregulated disposal of chemical wastes on the environment and health has led to extensive and evolving federal, state and local regulation of chemical waste management activities. The major federal statutes regulating the management of chemical wastes include the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), the Toxic Substances Control Act ("TSCA") and the Comprehensive Environmental Response, Compensation and Liabilities Act of 1980, as amended ("CERCLA" or "Superfund"), all primarily administered by the United States Environmental Protection Agency ("EPA"). CWM's business is heavily dependent upon the extent to which regulations promulgated under these or similar state statutes and their enforcement over time effectively require wastes to be managed in facilities of the type owned and operated by CWM. See "Regulation--Hazardous Waste," "--RCRA" and "--Superfund." The chemical wastes handled by CWM include industrial by-products and residues that have been identified as "hazardous" pursuant to RCRA, as well as other materials contaminated with a wide variety of chemical substances. CWM operates chemical waste treatment, storage and disposal facilities in 18 states and also owns a majority interest in a subsidiary which operates a resource recovery facility, a disposal facility and storage facilities in Mexico.

  The hazardous waste services industry (other than the low-level radioactive waste services industry) currently has substantial excess capacity caused by a number of factors, including a decline in environmental remediation projects generating hazardous waste for off-site treatment and disposal, continuing efforts by hazardous waste generators to reduce volume and to manage it on-site, and the uncertain regulatory environment regarding hazardous waste management and remediation requirements. These factors have led to reduced demand and increased pressure on pricing for non-radioactive hazardous waste management services, consequences which CWM expects to continue for the foreseeable future.

 Treatment, Resource Recovery and Disposal

  CWM's treatment and resource recovery operations involve processing chemical wastes through the use of thermal, physical, chemical or other treatment methods at one or more of CWM's facilities. The residual material produced by these interim processing operations is either disposed of by burial in a secure disposal cell or by deep well injection, or it may be managed through one of CWM's resource recovery programs.

  Thermal treatment refers primarily to processes that use incineration as the principal mechanism for waste destruction. Physical treatment methods include distillation, evaporation and separation, all of which basically result in the separation or removal of solid materials from liquids. Chemical treatment methods include chemical oxidation and reduction, chemical precipitation of heavy metals, hydrolysis and neutralization of acid and alkaline wastes and essentially involve the transformation of wastes into inert materials through one or more chemical reaction processes.

  CWM's secure land disposal facilities either have interim status or have been issued permits under RCRA. See "Regulation--RCRA." In general, CWM's secure land disposal facilities have received the necessary permits and approvals to accept chemical wastes, although some of such sites may accept only certain chemical wastes. Only chemical wastes in a stable, solid form which meet applicable regulatory requirements may be buried in CWM's secure disposal cells. These land disposal facilities are sited, constructed and operated in a manner designed to provide long-term containment of such waste. At two of its locations, CWM isolates treated chemical wastes in liquid form by injection into deep wells. Deep well technology involves drilling wells in suitable rock formations far below the base of fresh water and separated from it by other substantial geological confining layers.

 Transportation

  Chemical waste may be collected from customers and transported by CWM or contractors retained by CWM or delivered by customers to CWM's facilities. Chemical waste is transported by CWM primarily in specially constructed tankers and semi-trailers, including stainless steel and rubber or epoxy-lined tankers and vacuum trucks, or in containers or drums on trailers designed to comply with applicable regulations and specifications of the U.S. Department of Transportation ("DOT") relating to the transportation of hazardous materials. CWM operates several transportation centers from which its fleet is dispatched or at which fleet maintenance operations are conducted. CWM also operates several facilities at which waste collected from or delivered by customers may be analyzed and consolidated prior to further shipment.

Low-Level and Other Radioactive Waste Services

  Radioactive wastes with varying degrees of radioactivity are generated by nuclear reactors and by medical, industrial, research and governmental users of radioactive material. Radioactive wastes are generally classified as either high-level or low-level. High-level radioactive waste, such as spent nuclear fuel and waste generated during the reprocessing of spent fuel from nuclear reactors, contains substantial quantities of long-lived radionuclides and is the ultimate responsibility of the federal government. Low-level radioactive waste, which decays more quickly than high-level waste, largely consists of dry compressible wastes (such as contaminated gloves, paper, tools and clothing), resins and filters which have removed radioactive contaminants from nuclear reactor cooling water, solidified wastes from power plants which have become contaminated with radioactive substances and irradiated hardware.

  CWM provides comprehensive low-level radioactive waste management services in the United States consisting of disposal, processing and various other special services. To a lesser extent, it provides services with respect to radioactive waste that has become mixed with regulated chemical waste.

  CWM's radioactive disposal operations involve low-level radioactive waste only. Its Barnwell, South Carolina facility is one of two licensed commercial low-level radioactive waste disposal facilities in the United States and has been in operation since 1971. A trust has been established and funded to pay the estimated cost of decommissioning the Barnwell facility. A second fund, for the extended care of the facility, is funded by a surcharge on each cubic foot of waste received. CWM may be liable for additional costs if the extra charges collected to restore and maintain the facility are insufficient to cover the cost of restoring or maintaining the site after its closure (which CWM has no reason to expect).

  Eight southeastern states have joined together to form the Southeast Interstate Low-Level Radioactive Waste Management Compact (the "Southeast Compact"). The Southeast Compact initially designated the Barnwell site as the disposal facility to receive all low-level radioactive waste generated in the eight-state compact region through 1992, and designated North Carolina as the next state to host the regional disposal facility. The North Carolina Low-Level Radioactive Waste Management Authority has voted to select a site in that state for development by CWM as a replacement regional disposal facility for the Southeast Compact.

  During 1992, South Carolina adopted legislation allowing the Barnwell site to continue operating until December 31, 1995, at which time it must close unless the closure date is extended by the South Carolina legislature, and to continue receiving waste generated outside the Southeast Compact until June 30, 1994. Effective June 30, 1994, the Barnwell Facility was required by South Carolina law to cease accepting waste generated outside the Southeast Compact. The closure of the Barnwell facility would adversely affect CWM's low-level radioactive waste disposal operations.

  CWM has entered into contracts with the responsible agencies representing several groups of states to site, license, construct, operate and close new regional low-level radioactive waste disposal facilities for those groups. The terms of these contracts range from 20 to 30 years. Because of the difficulties associated with the process of siting and licensing such facilities, their development has not proceeded in the manner and on the schedule contemplated by CWM and such agencies. At this time the Company and CWM are unable to predict when, if ever, any additional such disposal facility would be completed.

  CWM also processes low-level radioactive waste at its customers' plants to enable such waste to be shipped in dry rather than liquid form to meet the requirements for receipt at disposal facilities and to reduce the volume of waste that must be transported. Processing operations include solidification, demineralization, dewatering and filtration. Other services offered by CWM include decommissioning nuclear facilities, which involves dismantling buildings and equipment (projects that typically are nonrecurring), providing electro-chemical, abrasive and chemical removal of radioactive contamination, and providing management services for spent nuclear fuel storage pools.

ENGINEERING, CONSTRUCTION, INDUSTRIAL AND RELATED SERVICES

  Rust is a leading provider, through its subsidiaries, of engineering, construction and environmental and infrastructure consulting services, hazardous and radioactive substance remediation services and other on-site industrial and related services, primarily to clients in government and in the chemical, petrochemical, nuclear, energy, utility, pulp and paper, manufacturing, environmental services and other industries. The types of engineering, construction and environmental and infrastructure consulting services provided by Rust include process and design engineering, plant, facility and related infrastructure construction, project and construction management and oversight services, site analyses, remedial investigations, feasibility studies, environmental assessments, and architectural services. The types of remediation and other on-site industrial and related services provided by Rust include on-site remediation of hazardous and radioactive substances, scaffolding, industrial cleaning and maintenance services and nuclear and utility services and maintenance. In addition, Rust provides engineering and environmental and infrastructure consulting services to clients in several countries outside North America.

  Until May 1993, Brand engaged in the asbestos abatement business. In May 1993, Brand sold substantially all of its asbestos abatement business to NSC. See "Acquisitions and Dispositions." As a result of that transaction, Rust has an approximately 40% interest in NSC, of which the remaining ownership interests are held approximately 40% by OHM Corporation and 20% by the public.

Engineering, Construction and Environmental and Infrastructure Consulting
Services

  Rust received 43%, 52%, and 57% of its total consolidated revenues in 1992, 1993 and 1994, respectively, from the performance of engineering, construction and environmental and infrastructure consulting services.

  The industrial engineering services provided by Rust are of two general types, process engineering and facility design engineering. Process engineers create the processes by which facilities operate, such as chemical, petrochemical, energy and pulp and paper plants. Design engineering services provided by Rust encompass the following disciplines: architectural; electrical; control systems; process piping; mechanical; structural; heating, ventilation and air conditioning ("HVAC"); and civil. The construction services provided by Rust are generally performed in connection with projects on which Rust has also provided the design engineering services. Rust also requisitions and procures equipment and construction materials for clients and performs quality assurance and quality control oversight of vendor manufacturing practices and provides dismantling and demolition services. Rust's engineering services are provided on a stand-alone basis but are also provided together with its construction services under engineering, procurement and construction contracts which include engineering services, procurement of facility equipment and materials and construction services.

  Rust's environmental and infrastructure consulting services provide alternative solutions for client problems relating to removing and disposing of hazardous and toxic substances; managing solid waste, water and wastewater, groundwater and air resources; design and construction oversight of transportation facilities; and photogrammetry. Such services are provided to private industry, as well as federal, state and local governments, including the Department of Defense (the "DOD") and the Department of Energy (the "DOE"). The services include performing remedial investigations for the purpose of characterizing hazardous waste sites, preparing feasibility studies setting forth recommended alternative remedial actions, and providing engineering design and construction oversight services for remediation projects. The services provided also include the siting, permitting, design and construction oversight of solid and hazardous waste landfills and related facilities. Study, design and construction oversight services are also provided, primarily to municipalities, special government agencies and, to some extent, private industry in connection with wastewater collection and treatment, potable water supply treatment and distribution, stormwater management and the building of streets, highways, airports, bridges, waterways and rail services. Additional services provided through Rust include environmental assessment services, the design of systems to properly and safely store, convey, treat and dispose of industrial, hazardous and radioactive materials and consulting services regarding disposal, waste minimization methods and techniques, air quality regulation and industrial hygiene and safety.

  Through a series of acquisitions completed during the period from 1992 through 1994, Rust has developed an international engineering and consulting business performing projects in 24 countries. In Europe, Rust has offices in the United Kingdom, Germany, Sweden and Turkey, and in the Asia-Pacific region, in Australia, Hong Kong, China, Singapore, Malaysia and Indonesia. Rust also has an office in Dubai, U.A.E. Rust's foreign subsidiaries provide process and design engineering services, environmental and infrastructure engineering services and construction management services to national, regional and local governments and to clients in the utility and industrial power and general manufacturing industries. In addition, Rust provides engineering and consulting services to Waste Management International worldwide.

Remediation and Other On-Site Industrial and Related Services

  Rust received 57%, 48% and 43% of its total consolidated revenues in 1992, 1993 and 1994, respectively, from the performance of hazardous and radioactive substance remediation and other on-site industrial and related services (including asbestos abatement services until the May 1993 transfer of that business, as described in "Acquisitions and Dispositions").

 Hazardous and Radioactive Substance Remediation Services

  Rust performs on-site hazardous chemical and radioactive substance remediation services for clients in the chemical, petrochemical, automotive and other manufacturing industries and for federal, state and local government entities, including the DOD and the DOE in connection with such projects as the remediation of military bases and other government installations, the EPA in connection with CERCLA projects and various state environmental agencies. Rust treats hazardous substances on-site using a variety of methods and technologies, including, among others, mobile incineration technology, thermal desorption to separate organic contaminants from soils or solids for subsequent treatment of the organic vapor stream, sludge drying, soil washing, stabilization and, to a lesser extent, bioremediation, which involves the breakdown of hazardous substances with microorganisms. Rust's hazardous substance remediation services also include the containment and closure of contaminated sites and the cleaning, relining and sealing of liquid containment and treatment ponds, lagoons, and other surface impoundments.

  Hazardous substance remediation services provided to Rust's private industry clients often involve the implementation of "records of decision" promulgated by the EPA in response to results of EPA environmental analysis and investigation. In connection with the remediation of military bases and other government installations, the DOD and DOE are experimenting with awarding multi-disciplined remediation contracts to a single company capable of providing the management services necessary to oversee the entire project. The company selected is, in effect, the project's general contractor. In August 1993, the U.S. Army Corps of Engineers awarded to Rust two such contracts under which Rust could be paid up to $350 million over a ten-year period. Under such contracts, Rust will perform work pursuant to individual delivery orders negotiated on a project-by-project basis, and there can be no assurance that the delivery orders ultimately issued or successfully negotiated and performed by Rust will aggregate $350 million in fees. Rust intends to utilize its integrated approach to providing a full range of engineering, construction, environmental consulting, on-site hazardous and radioactive substance remediation and other industrial services to pursue additional comprehensive federal government environmental services contracts.

  Rust has entered into an agreement to combine its hazardous and radioactive substance remediation business with a third party. See "Acquisitions and Dispositions" below.

 On-Site Industrial and Related Services

  Rust provides various on-site industrial and related services. Rust provides scaffolding services primarily to the chemical, petrochemical and utilities industries, as well as other clients. In most cases, the scaffolding services are provided in conjunction with periodic, routine cleaning and maintenance of refineries, chemical plants and utilities, although such services are also performed in connection with new construction projects. Rust also performs a variety of types of other industrial services--water blasting, tank cleaning, explosives blasting, chemical cleaning, industrial vacuuming, catalyst handling, specialty chemicals and separation technologies--primarily for clients in the petrochemical, chemical, and pulp and paper industries, utilities and, to a lesser extent, the government sector. Rust also provides on-site plant services, including providing personnel to perform mechanical and electrical services, equipment installation, welding, HVAC, warehousing and inventory management services and technical support in the area of industrial hygiene and safety training. Rust assists clients in the nuclear and utility industries in solving electrical, mechanical, engineering and related technical services problems. Rust also provides spent fuel storage (rerack) services to the nuclear power industry.

TRASH-TO-ENERGY, WATER TREATMENT, AIR QUALITY AND RELATED SERVICES

Wheelabrator Clean Energy

  WTI, through Wheelabrator Environmental Systems Inc. and its subsidiaries, is a leading developer, operator and owner of trash-to-energy and independent power facilities in the United States. These facilities, either owned, operated or under construction, give WTI approximately 850 megawatts of electric generating capacity, which ranks it among the nation's largest independent power producers.

  WTI's trash-to-energy projects utilize proven boiler and grate technology capable of processing up to 2,250 tons of trash per day per facility. The heat from this combustion process is converted into high-pressure steam, which typically is used to generate electricity for sale to public utility companies under long-term contracts.

  WTI's trash-to-energy development activities involve a number of contractual arrangements with a variety of private and public entities, including municipalities (which supply trash for combustion), utilities or other power users (which purchase the energy produced by the facility), lenders, public debtholders, joint venture partners and equity investors (which provide financing for the project) and the contractors or subcontractors responsible for building the facility. In addition, WTI often identifies and acquires sites for the facility and for the disposal of residual ash produced by the facility and obtains necessary permits and licenses from local, state and federal regulatory authorities.

  WTI also develops, operates and, in some cases, owns independent power projects, which either cogenerate electricity and thermal energy or generate electricity alone for sale to utilities. Cogeneration is a technology which allows the consecutive use of two or more useful forms of energy from a single primary fuel source, thus providing a more efficient use of a fuel's total energy content.

Wheelabrator Clean Water

  Through its Wheelabrator Clean Water group ("Wheelabrator Clean Water"), WTI develops projects that purify water, treat wastewater, treat and manage biosolids, and compost organic wastes. WTI also provides technologies and services used to treat drinking water as well as industrial and municipal process water and wastewater. Wheelabrator Clean Water provides a range of biosolids management services to approximately 350 communities, including land application, drying, pelletizing, stabilization and composting of non-hazardous biosolids. Wheelabrator Clean Water typically enters into multi-year contracts with biosolids generators under which WTI is paid by the generator to beneficially reuse the biosolids.

  Land application involves the application of non-hazardous biosolids as a natural fertilizer on farmland pursuant to rigorous site-specific permits issued by applicable state authorities. Biosolids are also used in land-reclamation projects such as strip mines. Regulations governing sludge management were issued by the EPA in December 1992 under the Clean Water Act. The regulations encourage the beneficial use of municipal sewage sludge by recognizing the resource value of biosolids as a fertilizer and soil conditioner, and establish requirements for land application designed to protect human health and the environment.

  Wheelabrator Clean Water also develops and operates facilities at which biosolids are dried and pelletized. WTI has four facilities currently in operation, including a recently completed facility in Baltimore, Maryland, and one other facility in the advanced stages of development in Baltimore, Maryland. WTI has approximately 565 dry-tons-per-day of biosolids drying capacity either in operation or under construction. Sludge which has been dried is generally used as fertilizer by farmers, commercial landscapers and nurseries and as a bulking agent by fertilizer manufacturers. Development of dryer facilities generally involves various contractual arrangements with a variety of private and public entities, including municipalities (which generate the biosolids), lenders, contractors and subcontractors which build the facilities, and end-users of the fertilizer generated from the treatment process.

  Wheelabrator Clean Water is also a leading provider of a comprehensive range of water and wastewater treatment services to municipalities throughout the United States, including water and wastewater treatment plant start-up assistance, plant operations and maintenance planning and management, training of plant supervisors, operators and laboratory and maintenance personnel, refining process systems, management systems for process control, and plant diagnostic evaluations and energy audits. WTI also provides specialty environmental equipment repair and cleaning services for industrial water and wastewater management. Wheelabrator Clean Water also designs and supplies enclosed automated composting systems which recycle organic wastes into beneficial products which are used by commercial landscapers, nurseries and fertilizer manufacturers.

  Through its Wheelabrator Engineered Systems Inc. subsidiary, Wheelabrator Clean Water engineers and manufacturers a variety of environmental products and systems. WTI provides single-source, advanced-systems solutions for the treatment of municipal drinking water, industrial process water and wastewater and for slurry pumping and high solids dewatering. It also provides systems designed to remove solids from liquid streams through the use of self-cleaning bar/filter screens, grinders, macerators, conveyors and compactor systems. WTI also provides high technology water purification and wastewater treatment systems which utilize a variety of technologies including demineralizers, reverse osmosis and vacuum degasification products. In addition, WTI designs and installs process technology systems utilizing evaporators, crystallizers, electrodialysis, dialysis, reverse osmosis and ultrafiltration for treating industrial process wastewater. Through other units, WTI produces profile wire screen products for groundwater production, hydrocarbon processing, food processing and coal/mineral processing.

  WTI also manufactures a line of nonpolluting materials cleaning systems for use by a variety of industrial customers, including foundries, steel processors, automobile producers and rubber and plastics producers, in cleaning and finishing metal and other materials. WTI also manufactures high-alloy combustion grates used in the high-temperature furnaces of its trash-to-energy facilities.

Wheelabrator Clean Air

  WTI's Wheelabrator Clean Air group ("Wheelabrator Clean Air") designs, fabricates and installs advanced air pollution control and measurement technologies. WTI offers electrostatic precipitators, flue-gas desulfurization systems (scrubbers), fabric-filter systems (baghouses) and nitrogen oxide ("NOx") control systems, which remove pollutants from the emissions of WTI's trash-to-energy systems, as well as power plants and other industrial facilities. Wheelabrator Clean Air also designs, constructs and maintains tall concrete chimneys and storage silos. Wheelabrator Clean Air's activities involve both custom and pre-engineered systems for emission control. The custom engineering division licenses a patented process for the removal of hydrogen sulfide from gaseous and liquid streams. The process controls hazardous gases and sulfur dioxide emissions, thereby reducing acid rain and odor problems. Wheelabrator Clean Air also provides a full range of technologies and services for destroying or recycling volatile organic compounds ("VOCs") from air and liquid sources and NOx from air sources. Both VOCs and NOx are detrimental to air quality and the environment generally. WTI's VOC and NOx control systems are utilized by customers in a variety of industries, including oil refineries, chemical plants and automobile production facilities. Complementing the emission control divisions is a measurement division which designs and installs continuous emissions monitoring systems ("CEMs") for the utility, trash-to-energy, industrial furnace and petrochemical industries, all of which are affected by regulations requiring the continuous monitoring of stack emissions. WTI anticipates that enforcement of the Clean Air Act Amendments of 1990, together with existing and proposed regulations issued thereunder, will generate additional business opportunities for its expertise in VOC and NOx control systems and scrubbers, as well as additional applications for CEMs. See "Regulation--Trash-to-Energy, Water Treatment, Air Quality and Related Services."

INTERNATIONAL WASTE MANAGEMENT AND RELATED SERVICES

  The Company is a leading provider of comprehensive waste management and related services internationally, primarily through Waste Management International, which conducts essentially all of the waste management operations of the Company located outside North America. The operations of Waste Management International are managed on a country by country basis and are divisible into two broad categories: collection services and treatment and disposal services. The following table shows the derivation of Waste Management International's revenues for the years indicated:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                  ----------------
                                                                  1992  1993  1994
                                                                  ----  ----  ----
      Collection Services........................................  73%   69%   64%
      Treatment and Disposal Services............................  27    31    36

  The Company has had international operations since the mid-1970's. However, the bulk of the Company's international operations and revenues are derived from the acquisition over the last seven years of numerous companies and interests in Europe in various of its service lines, including 50 acquisitions in 10 countries in 1994, most of which were small acquisitions which complemented or expanded existing Waste Management International operations in various markets. Notable acquisitions in 1992 included a French operator of solid waste and construction and demolition debris landfills and a provider of other landfill services; a Swedish hazardous waste company; and a leading solid waste management company and one other solid waste collection company in Finland. In 1993, major acquisitions included, in the UK, the acquisition by the joint venture described below between Waste Management International and Wessex of a solid waste collection and disposal company; in France, a company engaged primarily in solid waste collection; in The Netherlands, a company engaged in the collection and transportation of solid waste and the sorting of demolition waste; and, in Germany, a group of companies providing waste collection services and recyclables sorting.

  Waste Management International is a party to a joint venture with Wessex to provide waste management and related services in the United Kingdom. In accordance with its objective of maintaining a local identity, Waste Management International, in certain cases, also operates through other companies or joint ventures in which Waste Management International and its affiliates own less than a 100% interest.

  Because of the size and timing of projects and acquisitions, Waste Management International's revenue mix by country varies from year to year. Countries where revenue exceeded 10% of Waste Management International's consolidated total were: Italy (38%) and Sweden (10%) in 1992, Italy (32%) and The Netherlands (11%) in 1993, and Italy (26%) and Germany (12%) in 1994.

  While Waste Management International has considerable experience in mobilizing for and managing foreign projects, its operations continue to be subject generally to such risks as currency fluctuations and exchange controls, the need to recruit and retain suitable local labor forces and to control and coordinate operations in different jurisdictions, changes in foreign laws or governmental policies or attitudes concerning their enforcement, political changes, local economic conditions and international tensions. In addition, price adjustment provisions based on certain formulas or indices may not accurately reflect the actual impact of inflation on the cost of performance.

  In August 1991, each of CWM and WTI acquired a 15% fully diluted interest in a predecessor of Waste Management International from a subsidiary of the Company pursuant to the exercise of previously granted options. See "Acquisitions and Dispositions" below. In April 1992, Waste Management International sold 75,000,000 ordinary shares (20% of the post-offering outstanding shares) in an initial public offering. The proceeds of the offering, approximately $700,000,000, were used to retire third party debt and to repay advances from the Company. Immediately following the public offering, Waste Management International was owned 56%, 12% and 12% by the Company, WTI and CWM, respectively. CWM subsequently transferred its interest in Waste Management International to Rust in connection with the formation of Rust in January 1993.

Collection Services

  Collection services include collection and transportation of solid, hazardous and medical wastes and recyclable material from residential, commercial and industrial customers. The residential solid waste collection process, as well as the commercial and industrial solid and hazardous waste collection process, is similar to that utilized by the Company in the United States. Waste Management International provided collection services as of December 31, 1994 to governmental and private customers in ten European countries, Argentina, Australia, Brunei, Hong Kong, Indonesia, Malaysia, New Zealand and Taiwan. Business is obtained through public bids or tenders, negotiated contracts, and, in the case of commercial and industrial customers, direct contracts. Waste Management International operates approximately 280 collection and staging facilities and approximately 60 waste transfer facilities.

  At December 31, 1994, Waste Management International's collection services encompassed approximately 1,600 separate municipal contracts (the largest number of which are in Italy) serving nearly 6,600,000 households (including provision of recycling services to over one million households) and commercial and industrial collection services to nearly 240,000 solid waste and approximately 26,000 hazardous waste customers, as well as related services. The size, specifications, provisions and duration of municipal contracts vary substantially, with some such contracts also covering landfill disposal or street-sweeping or other cleaning services. Pricing for municipal contracts is generally based on volume of waste, number and frequency of collection pick-ups and disposal arrangements. Longer-term contracts typically have formulas for periodic price increases or adjustments.

  Street, industrial premises, office, parking lot and port cleaning services are also performed by Waste Management International, along with portable sanitation/toilet services for such occasions as outdoor concerts and special events.

  Waste Management International's commercial and industrial solid and hazardous waste collection services are generally contracted for by individual establishments. In addition to solid waste collection customers, customers include small quantity waste generators, as well as larger petrochemical, pharmaceutical and other industrial customers, which may seek collection of hazardous, chemical or medical wastes or residues. Contract terms and prices vary substantially between jurisdictions and types of customer.

Treatment and Disposal Services

  Treatment and disposal services include processing of recyclable materials, operation of both solid and hazardous waste landfills, operation of municipal, trash-to-energy and hazardous waste incinerators, provision of hazardous waste treatment and site remediation services and construction of treatment or disposal facilities for third parties. The operation of solid waste landfills is currently Waste Management International's most significant treatment and disposal service. Treatment and disposal services are provided under contracts which may be obtained through public bid or tender or direct negotiation, and are also provided directly to other waste service companies. At December 31, 1994, Waste Management International operated 22 waste treatment facilities, 52 recycling and recyclables processing facilities, 11 incinerators and 57 landfills; 19 of the 22 waste treatment facilities are for hazardous waste and 4 of the 11 incinerators are hazardous waste incinerators.

  Once collected, solid wastes may be processed in a recyclables processing facility. Unprocessed solid wastes, or the portion of the waste stream remaining after recovery of recyclable materials, require disposal, which may be accomplished through incineration (in connection with which the energy value may be recovered in a trash-to-energy facility) or through disposal in a solid waste landfill. The relative use of landfills versus incinerators differs from country to country and will depend on many factors, including the availability of land, geological and hydrological conditions, the availability and cost of technology and capital, and the regulatory environment. The main determinant of disposal method is generally the disposal cost per cubic meter at local landfills, as incineration is generally more expensive.

  At present, in most countries in which Waste Management International operates, landfilling is the predominant disposal method employed. Waste Management International owns or operates solid waste landfills in Hong Kong, Italy, Sweden, France, Spain, Australia, the United Kingdom, Germany, Denmark, Argentina and New Zealand. Landfill disposal agreements may be separate contracts or an integrated portion of collection or treatment contracts. In addition, landfills may accept waste on a reserved space or per load basis. Waste Management International believes it has access to sufficient solid waste landfill capacity to meet its current needs.

  Demand for solid waste incineration is affected by landfill disposal costs and government regulations. The incineration process for non-hazardous solid waste has also been influenced by two significant factors in recent years: (i) increasingly strict control over air emissions from incinerators; and (ii) increasing emphasis on trash-to-energy incinerators, which utilize heat produced by incinerators to generate electricity and other energy. Incineration generates approximately 30% residue (by weight), which is either landfilled or, where permitted, recycled for use as a road base or in other construction uses.

  Waste Management International's trash-to-energy incinerator in Hamm is a German-designed plant and the only privately operated trash-to-energy facility in Germany. It is among the first trash-to-energy facilities to fully comply with that country's stringent new air pollution requirements. The facility serves the household and commercial solid waste incineration needs of a population of approximately 600,000 in Hamm and nearby towns. Under its current permits, the facility is able to produce 18 megawatts of steam-generated electricity and sold approximately 68,000 megawatt hours to the local power grid in 1994 (enough power for about 17,000 homes). In 1992, Waste Management International entered into a contract with the County of Gutersloh, Germany to design, construct, own and operate a trash-to-energy facility. The facility is being designed with a capacity of converting 268,000 metric tons per year of municipal waste and sewage sludge into energy. The facility would be capable of producing enough electricity to power more than 35,000 homes. Waste Management International also operates seven small conventional municipal solid and other waste incineration facilities.

  Waste Management International owns or operates hazardous waste treatment facilities in Italy, Sweden, France, Germany, the United Kingdom, The Netherlands, Hong Kong, Indonesia, Australia and New Zealand and has entered into agreements with respect to the development of hazardous waste treatment facilities in Argentina, Spain and Thailand. The Brescia hazardous waste treatment plant in Italy reduces and stabilizes waste through a number of treatment processes, including physical-chemical treatment, biological treatment, filtration and sludge stabilization, prior to final landfilling at Waste Management International's nearby secure hazardous waste landfill or other permitted disposal site. The facility has a modern laboratory for analyzing waste streams. The SAKAB facility in Norrtorp, Sweden is the largest hazardous waste treatment facility in Sweden and utilizes physical-chemical treatment, incineration and landfilling technologies. Waste Management International's ATM facility in Moerdijk, which is near Rotterdam in The Netherlands, handles a broad range of chemical wastes, polluted liquids (including wastewater associated with ship cleaning services) and contaminated soils and sludges and operates a paint waste treatment facility.

REGULATION

  While in general the Company's environmental services businesses have benefited substantially from increased governmental regulation, the environmental services industry itself has become subject to extensive and evolving regulation by federal, state, local and foreign authorities. In particular, the regulatory process requires firms in the Company's industries to obtain and retain numerous governmental permits to conduct various aspects of their operations, any of which may be subject to revocation, modification or denial. As a result of governmental policies and attitudes relating to the industries, which are subject to reassessment and change, the Company believes that its ability to obtain applicable permits from governmental authorities on a timely basis, and to retain such permits, could be impaired. The Company is not in a position at the present time to assess the extent of the impact of such potential changes in governmental policies and attitudes on the permitting processes, but it could be significant. In particular, adverse decisions by governmental authorities on permit applications submitted by the Company may result in abandonment of projects, premature closure of facilities or restriction of operations, which could have a material adverse effect on the Company's earnings for one or more fiscal quarters or years.

  Federal, state, local and foreign governments have also from time to time proposed or adopted other types of laws, regulations or initiatives with respect to the environmental services industry. Included among them are laws, regulations and initiatives to ban or restrict the international, interstate or intrastate shipment of wastes, impose higher taxes on out-of-state waste shipments than in-state shipments, reclassify certain categories of hazardous wastes as non-hazardous and regulate disposal facilities as public utilities. Certain state and local governments have promulgated "flow control" regulations, which attempt to require that all waste generated within the state or local jurisdiction must go to certain disposal sites. The United States Congress has from time to time considered legislation that would enable or facilitate such bans, restrictions, taxes and regulations. Due to the complexity of regulation of the industry and to public pressure, implementation of existing or future laws, regulations or initiatives by different levels of government may be inconsistent and difficult to foresee. Many state and local governments have enacted mandatory or voluntary recycling laws and bans on the disposal of yard-waste in landfills. The effect of these and similar laws is to reduce the volume of wastes that would otherwise be disposed in Company landfills. In addition, municipalities and other governmental entities with whom the Company contracts to provide solid waste collection or disposal services, or both, may require the Company as a condition of securing the business to provide recycling services and operate recycling and composting facilities, which may cause the Company to incur substantial costs. The Company makes a continuing effort to anticipate regulatory, political and legal developments that might affect operations but is not always able to do so. The Company cannot predict the extent to which any legislation or regulation that may be enacted, amended, repealed or enforced, or any failure of legislation or regulation to be enacted or enforced, in the future may affect its operations. Such matters could have a material adverse impact on the Company's financial condition or earnings for one or more fiscal quarters or years.

  The demand for certain of the services provided by the Company, particularly its hazardous waste management and remediation services, is dependent on the existence and enforcement of federal, state and foreign laws and regulations which govern the discharge of hazardous substances into the environment. Such businesses will be adversely affected to the extent that such laws or regulations are amended or repealed, with the effect of reducing the regulation of, or liability for, such activity or that the enforcement of such laws and regulations is lessened.

  In addition to environmental laws and regulations, federal government contractors, including the Company, are subject to extensive regulation under the Federal Acquisition Regulation and numerous statutes which deal with the accuracy of cost and pricing information furnished to the government, the allowability of costs charged to the government, the conditions under which contracts may be modified or terminated, and other similar matters. Various aspects of the Company's operations are subject to audit by agencies of the federal government in connection with its performance of work under such contracts as well as its submission of bids or proposals to the government. Failure to comply with contract provisions or other applicable requirements may result in termination of the contract, the imposition of civil and criminal penalties against the Company, or the suspension or debarment of all or a part of the Company from federal government work, which could have a material adverse impact upon the Company's financial condition or earnings for one or more fiscal quarters or years. Among the reasons for debarment are violations of various statutes, including those related to employment practices, the protection of the environment, the accuracy of records and the recording of costs. Some state and local governments have similar suspension and debarment laws or regulations.

  Because of heightened public awareness of environmental issues, companies in the environmental service business, including the Company, may in the normal course of their business be expected periodically to become subject to judicial and administrative proceedings. Governmental agencies may seek to impose fines on the Company or revoke, deny renewal of, or modify the Company's operating permits or licenses. The Company is also subject to actions brought by private parties or special interest groups in connection with the permitting or licensing of its operations, alleging violations of such permits and licenses, or other matters. In addition, increasing governmental scrutiny of the environmental compliance records of the Company, CWM, WTI, Rust, Waste Management International or their affiliates could cause a private or public entity seeking environmental services to disqualify the Company from competing for one or more projects, on the grounds that these records display inadequate attention to environmental compliance.

Solid Waste

  Operating permits are generally required at the state and local level for landfills, transfer stations and collection vehicles. Operating permits need to be renewed periodically and may be subject to revocation, modification, denial or non-renewal for various reasons, including failure of the Company to satisfy regulatory concerns. With respect to solid waste collection, regulation takes such forms as licensing of collection vehicles, truck safety requirements, vehicular weight limitations and, in certain localities, limitations on rates, area, time and frequency of collection. With respect to solid waste disposal, regulation covers various matters, including landfill location and design, groundwater monitoring, gas control, liquid runoff and rodent, pest, litter and traffic control. Zoning and land use requirements and limitations are encountered in the solid waste collection, transfer, recycling and energy recovery and disposal phases of the Company's business. In almost all cases the Company is required to obtain conditional use permits or zoning law changes in order to develop transfer station, resource recovery or disposal facilities. In addition, the Company's disposal facilities are subject to water and air pollution laws and regulations. Noise pollution laws and regulations may also affect the Company's operations. Governmental authorities have the power to enforce compliance with these various laws and regulations and violators are subject to injunctions, fines and revocation of permits. Private individuals may also have the right to sue to enforce compliance. Safety standards under the Occupational Safety and Health Act ("OSHA") are also applicable.

  The EPA and various states acting pursuant to EPA-delegated authority have promulgated rules pursuant to RCRA which serve as minimum requirements for land disposal of municipal wastes. The rules establish more stringent requirements than previously applied to the siting, construction, operation and closure of all but the smallest municipal waste landfill facilities. In certain cases, the failure of some states to adopt the federal requirements may increase costs to meet inconsistent federal and state laws applicable to the same facility. The Company does not believe that continued compliance with the more stringent minimum requirements will have a material adverse effect on the Company's operations. See also "RCRA" and "Superfund" below for additional regulatory information.

Hazardous Waste

  CWM is required to obtain federal, state, local and foreign governmental permits for its chemical waste treatment (including resource recovery), storage and disposal facilities. Such permits are difficult to obtain, and in most instances extensive geological studies, tests and public hearings are required before permits may be issued. CWM's chemical waste treatment, storage and disposal facilities are also subject to siting, zoning and land use restrictions, as well as to regulations (including certain requirements pursuant to federal statutes) which may govern operating procedures and water and air pollution, among other matters. In particular, CWM's operations in the United States are subject to the Safe Drinking Water Act (which regulates deep well injection), TSCA (pursuant to which the EPA has promulgated regulations concerning the disposal of PCBs), the Clean Water Act (which regulates the discharge of pollutants into surface waters and sewers by municipal, industrial and other sources) and the Clean Air Act (which regulates emissions into the air of certain potentially harmful substances). In its transportation operations, CWM is subject to the jurisdiction of the Interstate Commerce Commission and regulated by the DOT and by regulatory agencies in each state. Employee safety and health standards under OSHA are also applicable.

  Of CWM's chemical waste treatment, resource recovery or disposal facilities in the United States, all but three have been issued permits under RCRA. Such facilities without RCRA permits continue to have interim status. Final permits are to be issued jointly by authorized states, subject to EPA oversight, and by the EPA. The regulations governing issuance of permits contain detailed standards for hazardous waste facilities on matters such as waste analysis, security, inspections, training, preparedness and prevention, emergency procedures, reporting and recordkeeping. Once issued, a final permit has a maximum fixed term of 10 years, and such permits for land disposal facilities are required to be reviewed five years from the date of issuance. The issuing agency (either the EPA or an authorized state) may review or modify a permit at any time during its term.

  The Company believes that CWM maintains each of its operating treatment, storage or disposal facilities in substantial compliance with the applicable requirements promulgated pursuant to RCRA, and CWM expects that each facility with interim status ultimately can qualify to be issued a RCRA permit. It is possible, however, that the issuance of a permit could be made conditional upon the initiation or completion of modifications or corrective actions at facilities, which might involve substantial additional capital expenditures on the part of CWM. Although the Company is informed that CWM anticipates the reauthorization of each permit at the end of its term if the facility's operations are in compliance with applicable requirements, there can be no assurance that such will be the case.

  The radioactive waste services of CWM are also subject to extensive governmental regulation. Due to the extensive geological and hydrological testing and environmental data required, and the complex political environment, it is difficult to obtain permits for radioactive waste disposal facilities. Various phases of CWM's low-level radioactive waste management services are regulated by various state agencies, the United States Nuclear Regulatory Commission (the "NRC") and the DOT. Regulations applicable to CWM's operations include those dealing with packaging, handling, labeling and routing of radioactive materials, and prescribe detailed safety and equipment standards and requirements for training, quality control and insurance, among other matters. Employee safety and health standards under OSHA are also applicable.

  See also "RCRA" and "Superfund" below for additional regulatory information.

Engineering, Construction, Industrial and Related Services

  RCRA, state law analogues, TSCA and other environmental statutes and regulations impose strict operational requirements on the performance of certain aspects of hazardous substances remedial work. These requirements specify complex methods for identification, storage, treatment and disposal of wastes managed during a project. Failure to meet these requirements could result in termination of contracts, substantial fines and other penalties. The practice of engineering and architecture is regulated by state statutes. All states require architects and engineers to be registered by their respective state registration boards as a condition to offering or rendering professional services. Many states also require companies offering or rendering professional services, such as Rust, to obtain certificates of authority. Rust's businesses are also subject to OSHA and to DOT regulations concerning the transportation of hazardous materials and to NRC regulations concerning services provided to nuclear power plants.

Trash-to-Energy, Water Treatment, Air Quality and Related Services

  WTI's business activities are subject to environmental regulation under federal, state and local laws and regulations, including the Clean Air Act, the Clean Water Act and RCRA. The Company believes that WTI's business is conducted in an environmentally responsible manner in material compliance with applicable laws and regulations. The Company does not anticipate that WTI's maintaining compliance with current requirements will result in any material decrease in earnings. There can be no assurance, however, that such requirements will not change so as to require significant additional expenditures. In particular, pursuant to the Clean Air Act Amendments of 1990 it is probable that the air pollution control systems at certain trash-to-energy projects owned or operated by WTI's subsidiaries will be required to be modified by the end of the decade to comply with the more stringent regulations promulgated thereunder. Although the expenditures related to such modifications, if required, will likely be significant, they are not expected to have a material adverse effect on WTI's liquidity or results of operations. While WTI frequently obtains the right to pass on to the long-term contract users of its facilities increased capital and operating costs resulting from changes in law, there can be no assurance that in such event WTI would be able to recover, for each project, all such increased costs from its customers. Moreover, it is possible that future developments, such as increasingly strict requirements of environmental laws, and enforcement policies thereunder, could affect the manner in which WTI operates its projects and conducts its business, including the handling, processing or disposal of the wastes, by-products and residues generated thereby.

  In May 1994, the U.S. Supreme Court ruled that residual ash from the combustion of municipal solid waste is not exempt from federal hazardous waste regulations. As a result of the Supreme Court's decision, the EPA announced that ash from the combustion of municipal solid waste is subject to regulation as a hazardous waste if it exhibits hazardous characteristics. In response to these developments, WTI installed its patented WES-PHix technology at all of its trash-to-energy facilities not previously subject to characterization requirements and, as a result, may properly continue to manage its residual ash as non-hazardous waste. Incremental expenditures, net of expected contractual reimbursements from customers, required to treat and test residual ash at the impacted facilities have not had and are not expected to have a material adverse impact on WTI.

  WTI's businesses are also subject to the provisions of various energy-related laws and regulations, including the Public Utility Regulatory Policies Act of 1978 ("PURPA"). The ability of WTI's trash-to-energy and small power production facilities to sell power to electric utilities on advantageous terms and conditions and to avoid burdensome public utility regulation depends, in part, upon the continuing applicability of certain provisions of PURPA, which generally exempts WTI from state and federal regulatory control over electricity prices charged by, and the finances of, WTI and its energy-producing subsidiaries. While the recent changes in Congressional leadership may increase the likelihood of a repeal or modification of PURPA, it is unlikely that such action would abrogate the long-term contracts and orders pursuant to which most of WTI's existing projects sell electricity. Furthermore, the future growth of WTI's trash-to-energy and other small power facilities business is not expected to be materially and adversely affected if the various benefits of PURPA were repealed or substantially reduced on a prospective basis, due to the passage of the Energy Policy Act of 1992 ("EPACT"). EPACT created an alternative ownership mechanism by which independent power producers can participate in the electricity generation industry without the burdens of traditional public utility regulation.

RCRA

  Pursuant to RCRA, the EPA has established and administers a comprehensive, "cradle-to-grave" system for the management of a wide range of industrial by-products and residues identified as "hazardous" wastes. States that have adopted hazardous waste management programs with standards at least as stringent as those promulgated by the EPA may be authorized by the EPA to administer their programs in lieu of RCRA.

  Under RCRA and federal transportation laws, a transporter must deliver hazardous waste in accordance with a manifest prepared by the generator of the waste and only to a treatment, storage or disposal facility having a RCRA permit or interim status under RCRA. Every facility that treats or disposes of hazardous wastes must obtain a RCRA permit from the EPA or an authorized state and must comply with certain operating standards. The RCRA permitting process involves applying for interim status and also for a final permit. Under RCRA and the implementing regulations, facilities which have obtained interim status are allowed to continue operating by complying with certain minimum standards pending issuance of a permit.

  RCRA also imposes restrictions on land disposal of certain hazardous wastes and prescribes standards for hazardous waste land disposal facilities. Under RCRA, land disposal of certain types of untreated hazardous wastes has been banned except where the EPA has determined that land disposal of such wastes and treatment residuals should be permitted. The disposal of liquids in hazardous waste land disposal facilities is also prohibited.

  The EPA from time to time considers fundamental changes to its regulations under RCRA that could facilitate exemptions from hazardous waste management requirements, including policies and regulations that could implement the following changes: redefine the criteria for determining whether wastes are hazardous; prescribe treatment levels which, if achieved, could render wastes non-hazardous; encourage further recycling and waste minimization; reduce treatment requirements for certain wastes to encourage alternatives to incineration; establish new operating standards for combustion technologies; and indirectly encourage on-site remediation. To the extent such changes are adopted, they can be expected to adversely affect the demand for CWM's services.

  In addition to the foregoing provisions, RCRA regulations require the Company to demonstrate financial responsibility for possible bodily injury and property damage to third parties caused by both sudden and nonsudden accidental occurrences. See "Insurance" below. Also, RCRA regulations require WMI and CWM to provide financial assurance that funds will be available when needed for closure and post-closure care at their waste treatment, storage and disposal facilities, the costs of which could be substantial. Such regulations allow the financial assurance requirements to be satisfied by various means, including letters of credit, surety bonds, trust funds, a financial (net worth) test and a guarantee by a parent corporation. Under RCRA regulations, a company must pay the closure costs for a waste treatment, storage or disposal facility owned by it upon the closure of the facility and thereafter pay post-closure care costs. If such a facility is closed prior to its originally anticipated time, it is unlikely that sufficient funds will have been accrued over the life of the facility to fund such costs, and the owner of the facility could suffer a material adverse impact as a result. Consequently, it may be difficult to close such facilities to reduce operating costs at times when, as is currently the case in the hazardous waste services industry, excess treatment, storage or disposal capacity exists.

Superfund

  Superfund provides for EPA-coordinated response and removal actions to releases of hazardous substances into the environment, and authorizes the federal government either to clean up facilities at which hazardous substances have created actual or potential environmental hazards or to order persons responsible for the situation to do so. Superfund assigns liability for these response and other related costs to parties involved in the generation, transfer and disposal of such hazardous substances. Superfund has been interpreted as creating strict, joint and several liability for costs of removal and remediation, other necessary response costs and damage to natural resources. Liability extends to owners and operators of waste disposal facilities (and waste transportation vehicles) from which a release occurs, persons who owned or operated such facilities at the time the hazardous substances were disposed, persons who arranged for disposal or treatment of a hazardous substance at or transportation of a hazardous substance to such a facility, and waste transporters who selected such facilities for treatment or disposal of hazardous substances, as well as to generators of such substances. Liability may be trebled if the responsible party fails to perform a removal or remedial action ordered under the law. For additional information concerning potential Superfund liability, see "Legal Proceedings" below.

  Superfund created a revolving fund to be used by the federal government to pay for the cleanup efforts. In late 1990, federal Superfund spending through the end of the government's 1994 fiscal year was authorized to a maximum of $5.1 billion. For the federal government's 1995 fiscal year, a maximum of $1.4 billion of Superfund spending has been authorized.

  The U. S. Congress may consider reauthorization and revision of the Superfund statute in 1995. In addition to possible changes in the statute's funding mechanisms and provisions for allocating cleanup responsibility, it is possible that Congress also will fundamentally alter the statute's provisions governing the selection of appropriate site cleanup remedies. For example, Congress may consider whether to continue Superfund's current reliance on stringent technology standards issued under other statutes (such as RCRA) to govern removal and treatment of remediation wastes or to adopt new approaches such as national or site-specific risk based standards. This and other potential policy changes could significantly affect the stringency and extent of site remediation, the types of remediation techniques that will be employed, and the degree to which permitted hazardous waste management facilities will be used for remediation wastes. In addition, Congress may consider revision of the liability imposed by the Superfund law for remediation of contamination caused prior to a party's acquisition of a contaminated site, which could reduce the remediation obligations of the Company and others who currently are jointly and severally liable for remediation obligations under Superfund.

International Waste Management and Related Services

  Waste Management International's operations are subject to the general business and environmental laws and regulations of the countries where the services are performed and, in Europe, to European Union regulations and directives. In general, environmental laws and regulations and enforcement thereof outside the United States are not as stringent as in the United States, with certain exceptions. However, such laws and regulations vary markedly from country to country and are evolving rapidly. The treaty on European Union, signed in December 1991, came into force in November 1993 and will in the future further strengthen the development and enforcement of European Union environmental law. Increased privatization of solid waste services, increased public awareness of the potentially harmful effects of unregulated disposal of hazardous wastes on the environment and human health, and technological advances have led to extensive and evolving national and European Union regulation of waste management activities. While Waste Management International believes that its waste management and related services operations are in substantial compliance with applicable laws and regulations, Waste Management International is unable to predict the course of development of such laws and regulations.

COMPETITION

  Waste Management is the largest provider of comprehensive solid waste management services in North America and CWM is a leading provider of hazardous waste management services in the United States.

  Waste Management encounters intense competition, primarily in the pricing and rendering of services, from various sources in all phases of its solid waste management and related operations. In the solid waste collection phase, competition is encountered, for the most part, from national, regional and local collection companies as well as from municipalities and counties (which, through use of tax revenues, may be able to provide such services at lower direct charges to the customer than can Waste Management) and some large commercial and industrial companies which handle their own waste collection. In the solid waste transfer, resource recovery and disposal phases of its operations, competition is encountered primarily from municipalities, counties, local governmental agencies, other national or regional waste management companies and certain large corporations not primarily involved in the solid waste management services business. The Company also encounters intense competition in pricing and rendering of services in its medical and infectious waste management, portable sanitation and street sweeping and parking lot cleaning services businesses from numerous large and small competitors.

  CWM encounters competition from a number of sources, including several national or regional firms specializing primarily in chemical waste management, local waste management concerns and, to a much greater extent, generators of chemical wastes which seek to reduce the volume of or otherwise process and dispose of such wastes themselves. The basis of competition is primarily technical expertise and the price, quality and reliability of service.

  The service industries in which Rust competes are highly competitive. Rust encounters intense competition, primarily in pricing, quality and reliability of services from various sources in all aspects of its engineering, construction, environmental and infrastructure consulting, hazardous and radioactive substance remediation, and on-site industrial and related services operations.

  WTI experiences substantial competition in all aspects of its business. It competes with a large number of firms, both nationally and internationally, some of which may have substantially greater financial and technical resources than WTI. The principal competitive factors with respect to its project development activities include technological performance, service, technical know-how, price and performance guarantees. Competing for selection as a project developer may require commitment of substantial resources over a long period of time, without any certainty of being ultimately selected. Competition for attractive development opportunities is intense, as there are a number of competitors in the industry interested in such opportunities.

  Waste Management International encounters intense competition from local companies and governmental entities in particular countries, as well as from major international companies. Pricing, quality of service and type of equipment utilized are the primary methods of competition for collection services, and proximity of suitable treatment or disposal facilities, technical expertise, price, quality and reliability of services are the primary methods of competition for treatment and disposal services.

  Pursuant to the First Amended and Restated International Business Opportunities Agreement, dated January 1, 1993, by and among CWM, WTI, Waste Management International, Inc., Waste Management International, Rust and the Company (as amended, the "IBOA"), which agreement is also a successor to certain prior agreements among certain of the parties, each of CWM, WTI and Rust has agreed that, until the later of July 1, 2000 or the date on which the Company ceases to beneficially own a majority of the outstanding voting equity interests of such subsidiary or ceases to beneficially own a majority of the outstanding voting equity interests of Waste Management International, and in each case no longer has an option to obtain such ownership, such subsidiary will not engage in waste management services; design, development, construction and operation of trash-to-energy facilities; collection, storage, processing, treatment or disposal of hazardous wastes (including hazardous substance remediation services); or design, engineering and construction (where the customer is seeking third-party operation), operation and maintenance of water, wastewater and sewage treatment facilities (including facilities for treating hazardous waste streams whether or not the customer is seeking third-party operation) outside North America (i.e., the United States, its territories and possessions, Canada and Mexico) (the "Waste Management International Allocated Activities"), except with respect to licensing of technology and minor interests of CWM, WTI or Rust in publicly held entities. WTI may engage outside North America in the design, engineering, construction, operation and maintenance of chimneys and air pollution control facilities (the "WTI Allocated Activities"). Rust may engage outside North America in activities relating to (i) architectural services, (ii) engineering and design services and procurement, construction and construction management services (including marine construction and dredging), other than those relating to the Waste Management International Allocated Activities and the WTI Allocated Activities, (iii) scaffolding services, (iv) demolition and dismantling services, (v) environmental consulting services, and (vi) industrial facility and power plant maintenance services (the "Rust Allocated Activities"). Each of CWM, WTI, Rust and the Company have agreed that, until the later of (x) July 1, 2000 or (y) the date on which the Company ceases to beneficially own a majority of the outstanding voting equity interests of Waste Management International (including ordinary shares owned by Rust and WTI, if majority-owned by the Company), and no longer has an option to obtain such ownership, it and its affiliated entities shall not participate outside North America in the Waste Management International Allocated Activities except through Waste Management International. Sales by the Company of recyclables, licensing of technology and minor investments by the Company in publicly held entities are also permitted activities of the Company outside North America. Waste Management International has agreed that for the same time periods as are applicable to CWM, WTI, Rust and the Company above in this paragraph, it will not engage in North America in the type of activities included within the Waste Management International Allocated Activities outside North America and will not engage in the WTI Allocated Activities or the Rust Allocated Activities. Businesses or assets acquired by a party to the IBOA which are in the domain of another party thereto (according to the allocations described above) must be offered for sale to the other party at fair market value.

  By agreement among the parties, the Company is responsible for determining business allocations among CWM, WTI, Rust, the Company and Waste Management International which are not controlled by the allocations set forth in the preceding paragraph. In this connection CWM, WTI, Rust, the Company and Waste Management International have agreed that in order to minimize the potential for conflicts of interest among various subsidiaries under the common control of the Company and for so long as the Company shall have beneficial ownership of a majority of the outstanding voting equity interests of such subsidiary (or an option to obtain such ownership), the Company has the right to direct future business opportunities to the Company or the Company-controlled subsidiary which, in the Company's reasonable and good faith judgment, has the most experience and expertise in that line of business, provided that the Company may not allocate a business opportunity to a particular subsidiary if such business opportunity would involve the subsidiary in a breach of its agreement not to compete as described in the immediately preceding paragraph. Opportunities outside North America relating to the provision of future waste management services are generally to be allocated to Waste Management International, except that opportunities outside North America relating to the WTI Allocated Activities and the Rust Allocated Activities are generally to be allocated to WTI and Rust, as the case may be. Environmental opportunities other than waste management activities are to be allocated in the Company's good faith judgment. No party is liable for consequential damages, except for lost profits, for any breach of the IBOA.

  In addition, in connection with the proposed transfer by Rust of its hazardous and radioactive substance remediation business (see "Acquisitions and Dispositions" below), the Company, Rust and their respective wholly owned affiliates would agree with the transferee for a period of seven years following the close of such transfer not to engage in providing on-site hazardous and radioactive substance remediation services in North America.

INSURANCE

  While the Company believes it operates professionally and prudently, its business exposes it to risks such as the potential for harmful substances escaping into the environment and causing damage or injuries, the cost of which could be substantial. The Company currently maintains liability insurance coverage for occurrences under various environmental impairment, primary casualty and excess liability insurance policies.

  Although the Company's insurance program includes coverage for sudden and accidental Environmental Impairment Liability ("EIL") risk, insurance coverage in large amounts for non-sudden and accidental EIL risk continues to be unavailable at a cost which management believes is reasonable. The coverage terms and cost of the limited risk transfer EIL insurance of this type which is available to the Company are such that the insurance has not been purchased. To satisfy existing governmental requirements, the Company has secured non-sudden and accidental EIL insurance coverage in amounts believed to be in compliance with federal and state law. Under that policy, losses paid by the carrier must be reimbursed by the Company over a period of years. A claim under such an insurance policy which does not transfer risk, if successful and of sufficient magnitude, could have a material adverse effect on the Company's business, results of operation or financial condition.

EMPLOYEES

  WMX Technologies and its subsidiaries employ a total of approximately 74,400 persons in their worldwide operations. Of this number, the Company employs approximately 32,200 persons in its WMI solid waste and related services operations, including approximately 24,600 persons employed in solid waste collection, transfer, resource recovery and disposal activities, and approximately 7,600 persons employed in managerial, executive, sales, clerical, data processing and other solid waste and related activities.

  CWM (excluding Rust) employed approximately 3,600 persons at December 31, 1994. Approximately 230 of CWM's employees were employed as managers or executives and approximately 2,500 were employed in hazardous waste transportation, treatment, resource recovery and disposal activities (including approximately 630 performing technical, analytical or engineering services), and approximately 870 were employed in sales, clerical, data processing and other hazardous waste-related activities.

  At December 31, 1994, WTI had approximately 4,100 full-time employees. WTI considers relations with its employees to be satisfactory.

  Rust employed approximately 16,400 persons at December 31, 1994, of whom approximately 5,700 provided technical or engineering services (excluding craft personnel hired on a temporary basis).

  As of December 31, 1994, Waste Management International employed approximately 18,100 persons. Of this number, Waste Management International employed approximately 13,700 persons in its collection service operations, 2,100 in its treatment and disposal services operations and 2,300 in administrative functions.

  At December 31, 1994, approximately 6,800 of the Company's employees in North America were unionized, primarily in the Company's solid waste and related services operations, under collective bargaining agreements expiring on various dates through 2000. At December 31, 1994, approximately 13,800 Waste Management International employees were represented by labor unions. The Company believes its employee relations are good.

ACQUISITIONS AND DISPOSITIONS

  Since August 1971, the Company has acquired a number of companies, and certain assets of other companies, engaged in various phases of the environmental services industry. See Note 3 to the Company's Consolidated Financial Statements. The amounts and types of consideration generally have been determined by direct negotiations with the owners of the businesses acquired. In most instances, the owners of the acquired businesses were few in number, and often certain key former owners have continued to operate the businesses following acquisition by the Company. During 1994, the Company continued to acquire additional operations in the environmental services industry.

  Acquisitions have historically contributed significantly to the Company's growth. The Company's growth prospects may be affected by the availability of additional business acquisitions at reasonable prices and the Company's ability to finance such acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of capital expenditures by the Company, including acquisitions. Other well-capitalized companies also compete intensely for businesses available to be acquired. The Company is continually engaged in the process of considering and negotiating additional acquisitions. Some future acquisitions could be material. The acquisition of businesses also entails certain inherent risks. Although the Company reviews businesses to be acquired, because of the nature of the liabilities involved in these businesses, there can be liabilities which will not become known until after the transactions are consummated. The Company seeks to minimize the impact of these liabilities and expenditures by obtaining indemnities and warranties from the seller which may be supported by deferring payment of a portion of the purchase price. These indemnities and warranties, if obtained, may not, however, fully cover the liabilities due to their limited scope, amount, or duration, the financial limitations of the indemnitor or warrantor, or other reasons. Businesses purchased may require expenditures to make up for deferred maintenance and to improve the quality or quantity of assets acquired. In certain cases, the Company establishes reserves in respect of the anticipated costs of remediation for acquired sites.

  In September 1990, the Company engaged in a merger transaction whereby WTI became a majority-owned subsidiary of the Company. In the transaction, each share of WTI common stock (other than those held by the Company, WTI or their respective affiliated companies) was converted into the right to receive .574 of a share of WTI common stock and .469 of a share of common stock of the Company, which resulted in the Company's issuance of a total of 14,855,341 shares of its common stock. Prior to the merger, the Company owned approximately 22% of the outstanding shares of common stock of WTI. The Company's 22% interest in WTI was acquired as the result of the Company's contribution of certain businesses to a subsidiary of WTI in 1988.

  As part of the merger, the Company, WTI and CWM also entered into certain ancillary agreements. The principal elements of the ancillary agreements include (i) the Company's provision of certain financial assistance to WTI,
(ii) an option permitting WTI to purchase the Company's medical waste disposal business at a 15% discount from the fair market value of such business, (iii) provisions for the joint development by WTI and the Company of recycling services and technology, and (iv) an agreement (A) pursuant to which the Company will make various services available to WTI, WTI will lend its excess cash to the Company, the Company will fund WTI's capital requirements (subject to a limit of the amount of funds loaned by WTI to the Company plus, until September 1995, $100 million), (B) which provided for the allocation of business opportunities among the Company and its majority-owned subsidiaries (such provisions having been superseded by the arrangements described above under "Competition") and (C) which includes an option enabling the Company to maintain its majority ownership of WTI.

  The ancillary agreements also included certain options whereby in August 1991, CWM and WTI each acquired a 15% fully diluted equity interest in newly issued common stock of a predecessor of Waste Management International, which became interests in Waste Management International in

1991. Such interests were reduced to 12% as a result of the Waste Management International initial public offering in 1992. CWM financed the purchase by issuing a 10-year, convertible subordinated debenture to the Company in the amount of $168,974,000 with interest payable at 6% per year. In December 1992, the debenture was converted in accordance with its terms into 8,046,380 shares of CWM common stock. WTI acquired the Waste Management International shares by issuing approximately 12,000,000 shares (as adjusted for a two-for-one stock split) of its common stock to the Company. In January 1993, CWM contributed its interest in Waste Management International to Rust.

  In May 1993, pursuant to an agreement (the "NSC Purchase Agreement") by and among NSC, NSC's wholly owned subsidiary, NSC Industrial Services Corp., Brand, the Company and OHM Corporation, previously an approximately 70% stockholder of NSC ("OHM"), Brand transferred its asbestos abatement business to NSC in exchange for an approximately 41% interest in NSC Corporation and two industrial services companies of NSC. Rust assumed the rights and obligations of Brand under the NSC Purchase Agreement upon consummation of the merger of Brand into a subsidiary of Rust.

  In August 1993, Rust acquired EnClean, Inc., an industrial and environmental services business providing hydroblasting, industrial vacuuming, chemical cleaning, separation technology, site remediation and catalyst handling services. The acquisition expanded Rust's presence primarily in the Gulf Coast area and added chemical cleaning and catalyst handling to the services already provided by Rust.

  In September 1993, CWM announced a strategic reconfiguration of its operations to meet then-current market demand. Among the actions taken as part of this program were the elimination of approximately 1,600 positions, consolidation of operations, sale of selected service centers in marginal service lines and geographies, and centralization of several functions to improve efficiency. The restructuring was based on the assumption that future base business revenue growth, if any, would not keep pace with the recovery in the general economy and that CWM would not make investments which would be primarily supported by non-recurring (event business) volumes. On March 14, 1995, the Company's Board of Directors approved a plan to further reduce the scope of the chemical waste services business by selling or otherwise eliminating technologies and service locations which are not meeting customer service or performance objectives. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Outlook" for further information.

  In March 1994, the Company sold its Modulaire(R) mobile office services business to the GE Modular Space Division of Transport International Pool, Inc., a subsidiary of General Electric Corporation.

  In the fourth quarter of 1994, OHM agreed to acquire Rust's hazardous and radioactive substance remediation business in exchange for a 40% interest in OHM. Consummation of the transaction is subject to satisfaction of various closing conditions, including the approval of OHM's stockholders.

  On January 24, 1995, the Company acquired CWM common stock representing the approximately 21% interest in CWM held at that time by public stockholders. The acquisition occurred pursuant to a merger (the "Merger") in which all publicly held shares of CWM common stock were converted into convertible subordinated notes of the Company due January 24, 2005 and having a principal amount at maturity of $1,000 per note (the "Notes"), subject to the payment of cash in lieu of the issuance of fractional Notes. For a description of the terms of the Notes, see Note 16 to the Company's Consolidated Financial Statements. The Merger was approved by a committee of independent directors of CWM and by a majority of the public stockholders of CWM. As a result of the Merger, CWM became a wholly owned subsidiary of the Company.

  In February 1995, the Company offered to acquire the approximately 4% of Rust's shares held by the public for $14 per share in cash. The transaction is subject to approval by a special committee of independent directors appointed by the Rust Board of Directors, but does not require stockholder approval. If approved, the transaction is expected to be completed during the second quarter of 1995.

  The Company has also acquired numerous companies and interests in companies internationally through Waste Management International or its predecessors. See "International Waste Management and Related Services."

                             PROPERTY AND EQUIPMENT

  The principal property and equipment of the Company consists of land (primarily disposal sites), buildings and waste treatment or processing facilities (other than disposal sites), and vehicles and equipment, which as of December 31, 1994 represented approximately 18%, 6% and 28%, respectively, of the Company's total consolidated assets. The Company believes that its vehicles, equipment and operating properties are well maintained and suitable for its current operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of property and equipment expenditures by the Company for the last three years and the capital budget for 1995. The Company's subsidiaries lease numerous office and operating facilities throughout the world. For the year ended December 31, 1994, aggregate annual rental payments on real estate leased by the Company and its subsidiaries approximated $130,366,000.

  The principal fixed assets of Waste Management consist of vehicles and equipment (which include, among other items, approximately 18,900 collection and transfer vehicles, 1,495,000 containers and 20,500 stationary compactors in the United States and Canada). WMI owns or leases real property in most states and Canadian provinces in which it is doing business. At December 31, 1994, 105 solid waste disposal facilities, aggregating approximately 64,000 total acres, including approximately 14,080 permitted acres, were owned by Waste Management in the United States and Canada and 29 facilities, aggregating approximately 14,370 total acres, including approximately 6,040 permitted acres, were leased from parties not affiliated with Waste Management under leases expiring from 1995 to 2085.

  The principal fixed assets of CWM (excluding Rust) consist of its network of transportation, treatment, storage and disposal facilities and its fleet of transportation vehicles. At December 31, 1994, CWM owned or leased in the United States a total of 20 treatment, resource recovery or disposal facilities. At such date, CWM's chemical waste facilities with secure land disposed sites aggregated approximately 10,500 acres, including approximately 3,050 permitted acres.

  The principal property and equipment of Rust consist of Rust's vehicles, equipment and scaffolding inventory, which as of December 31, 1994 represented (including its subsequently sold headquarters buildings) approximately 19% of Rust's total consolidated assets. The principal fixed assets utilized in Rust's operations at December 31, 1994 consisted of vehicles and equipment (which included, among other items, air monitoring equipment, decontamination trailers, mobile laboratory trailers, vacuum trucks, office trailers, pieces of heavy excavating machinery, mobile waste treatment units and scaffolding inventory). Rust believes that its vehicles, equipment and scaffolding inventory are well maintained and suitable for its current operations. Rust leases its corporate offices in Birmingham, Alabama and numerous office, warehouse and equipment and scaffolding yard facilities in various locations throughout the United States.

  WTI currently owns, operates or leases 16 trash-to-energy facilities, six cogeneration and small power production facilities, two coal handling facilities, four biosolids drying and pelletizing facilities and various other manufacturing, office and warehouse facilities. Facilities leased or operated (but not owned) by WTI are under leases or agreements having terms expiring from the years 1996 to 2011, subject to renewal options in certain cases.

  The principal property and equipment of Waste Management International consist of land (primarily disposal sites), buildings and other waste treatment or processing facilities (other than disposal sites), vehicles and equipment. Waste Management International believes that its vehicles, equipment, and operating properties are well maintained and suitable for its current operations, although, due to its many recent acquisitions, vehicles are not standardized. The principal fixed assets utilized in Waste Management International's collection services operations at December 31, 1994 consisted of vehicles and equipment (which included, among other items, approximately 6,600 collection, transportation, and other route vehicles and approximately 300 pieces of landfill and other heavy equipment), and approximately 280,000 containers, including approximately 3,150 stationary compactors. In addition, Waste Management International owns approximately 700 pieces of hazardous waste equipment, consisting predominately of containers and collection vehicles. The principal fixed assets utilized in Waste Management International's treatment and disposal services operations at December 31, 1994 consisted of 49 solid waste landfills owned, leased or operated by Waste Management International aggregating approximately 3,400 acres, of which 2,470 are permitted, 8 hazardous waste landfills owned or leased by Waste Management International aggregating approximately 1,120 acres, of which approximately 970 acres are permitted, and trash-to-energy, other treatment, storage, or disposal and various other manufacturing, office and warehouse facilities owned, leased or operated by Waste Management International.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the names and ages (at April 1, 1995) of the Company's executive officers and directors and a nominee for director, the positions they hold with the Company, and (because the Board of Directors is classified into three classes--Class I, expiring at the 1995 annual stockholders meeting, Class II, expiring at the 1996 annual stockholders meeting and Class III, expiring at the 1997 annual stockholders meeting) the classification of the Board to which they belong. All directors hold their positions until the annual meeting of stockholders at which their terms expire or until their respective successors are elected and qualify. Executive officers are selected by the Board of Directors and serve at the discretion of the Board of Directors.

NAME                                    AGE               POSITION
- ----                                    ---               --------
Dean L. Buntrock (1) (4)...............  63 Chairman of the Board and Director
Phillip B. Rooney (1) (3)..............  50 President and Director
James E. Koenig........................  47 Senior Vice President, Treasurer and
                                            Chief Financial Officer
D. P. Payne............................  52 Senior Vice President-Corporate and
                                            Public Affairs
Herbert A. Getz........................  39 Vice President, General Counsel and
                                            Secretary
Thomas C. Hau..........................  59 Vice President, Controller and
                                            Principal Accounting Officer
Donald A. Wallgren.....................  53 Vice President and Chief
                                            Environmental Officer
H. Jesse Arnelle (2)...................  61 Director
Howard H. Baker, Jr. (4)...............  69 Director
Dr. Pastora San Juan Cafferty (3)......  54 Director
Jerry E. Dempsey (2)...................  62 Director
Dr. James B. Edwards (5)...............  67 Nominee for Director
Donald F. Flynn (3)....................  55 Director
Peter H. Huizenga (4)..................  56 Director
Peer Pedersen (4)......................  70 Director
James R. Peterson (3)..................  67 Director
Alexander B. Trowbridge (2)............  65 Director

- ----------
(1) Member of the Executive Committee of the Board of Directors
(2) Class I member
(3) Class II member
(4) Class III member
(5) Nominee to become a Class I member

  Dean L. Buntrock has been a director of the Company and has served as Chairman of the Board and Chief Executive Officer of the Company since 1968. From September 1980 to November 1984, he also served as President. From May 1993 to January 1995, Mr. Buntrock was also Chairman of the Board of CWM, a position he had also held from 1986 to 1991. Mr. Buntrock is also a director of WTI, Rust, Waste Management International, Boston Chicken, Inc. and First Chicago Corporation.

  Phillip B. Rooney has served as a director of the Company since 1981 and as its President and Chief Operating Officer since November 1984. Since January 1994, he has also served as Chairman of the Board and Chief Executive Officer of WMI. Mr. Rooney commenced employment with the Company in 1969 and first became an officer of the Company in 1971. Since November 1990, he has served as Chairman of the Board and Chief Executive Officer of WTI, and since January 1993, as Chairman of the Board of Rust. Mr. Rooney is also a director of Waste Management International, Rust, WTI, Illinois Tool Works, Inc., Caremark International Inc., Urban Shopping Centers, Inc., and ServiceMaster Management Corporation, the general partner of ServiceMaster Limited Partnership.

  James E. Koenig has been a Senior Vice President of the Company since May 1992, Treasurer of the Company since 1986 and its Chief Financial Officer since 1989. Mr. Koenig first became a Vice President of the Company in 1986. From 1984 to 1986, Mr. Koenig was Staff Vice President and Assistant to the Chief Financial Officer of the Company. Mr. Koenig has been employed by the Company since 1977. Mr. Koenig also served as Vice President, Chief Financial Officer and Treasurer of WTI from November 1990 to May 1993. He also serves as a director of WTI, Waste Management International and Rust.

  D.P. Payne has been a Senior Vice President of the Company since April 1995, a position he previously held from August 1990 until May 1993. He has also been Chairman of the Board of Directors of CWM since March 1995 and served as President and Chief Executive Officer of CWM from September 1991 to March 1995. Prior to becoming employed by the Company in 1990, Mr. Payne was Vice President and Area General Manager of the Midwestern Area of International Business Machines Corporation. He is also a director of Rust.

  Herbert A. Getz has been a Vice President of the Company since May 1990 and General Counsel since August 1992. He has also been Secretary of the Company since January 1988. He also served as Assistant General Counsel of the Company from December 1985 until August 1992. Mr. Getz has also held the offices of Vice President, General Counsel and Secretary of WMI from April 1989 until December 1993, and Vice President and Secretary of Rust from January 1993 to May 1994. He served as Vice President, General Counsel and Secretary of WTI from November 1990 until May 1993. Mr. Getz commenced employment with the Company in 1983. He is a director of NSC.

  Thomas C. Hau has been a Vice President and the Controller and Principal Accounting Officer of the Company since he commenced employment with the Company in September 1990. From 1971 until his employment by the Company, Mr. Hau was a partner of Arthur Andersen LLP.

  Donald A. Wallgren has been Vice President and Chief Environmental Officer of the Company since 1992. He held the same position at WMI from 1989 to May 1990. From 1990 to 1992 he served as Vice President--Recycling, Development and Environmental Management of WMI. Mr. Wallgren has been employed by the Company since 1979.

  H. Jesse Arnelle has been a director of the Company since 1992 and senior partner of Arnelle, Hastie, McGee, Willis and Greene, a San Francisco-based corporate law firm, for more than the past ten years. He also serves as the Vice Chairman of the Pennsylvania State University Board of Trustees. Mr. Arnelle is currently a director of Florida Power & Light (FPL Group), Eastman Chemical Corporation, Textron Corporation, Wells Fargo & Company and Wells Fargo Bank N.A.

  Howard H. Baker, Jr. has been a member of the law firm of Baker, Donelson, Bearman & Caldwell for more than the past five years. From March 1987 to July 1988, Mr. Baker held the position of Chief of Staff to the President of the United States. Mr. Baker served three terms as a member of the United States Senate from 1967 to 1985. Mr. Baker is also a director of Federal Express Corporation, Pennzoil Company and United Technologies Corp. Mr. Baker has served as a director of the Company since 1989.

  Dr. Pastora San Juan Cafferty has served as a Professor since 1985 at the University of Chicago's School of Social Service Administration where she has been a member of the faculty since

1971. She was elected a director of the Company in July 1994. Dr. Cafferty also serves as a director of Kimberly-Clark Corporation and People's Energy Corporation and on the boards of the Regional Transportation Authority of Northeastern Illinois, the Rush-Presbyterian-St. Luke's Medical Center, the Lyric Opera Association and the National Women's Business Council.

  Jerry E. Dempsey has served as a director of the Company since 1984, and since September 1993, as Chairman and Chief Executive Officer of PPG Industries, Inc., a glass, coatings and chemicals company. From April 1984 to May 1988, he served as Vice Chairman of the Board of the Company. From May 1988 to June 1993, Mr. Dempsey was Senior Vice President of the Company. From July 1985 to September 1991, he also was President and Chief Executive Officer of CWM. From September 1991 to May 1993, Mr. Dempsey served as Chairman of the Board of CWM. Mr. Dempsey is also a director of Navistar International Corp. and PPG Industries, Inc.

  Dr. James B. Edwards has been President of the Medical University of South Carolina since November 1982. From January 1981 to November 1982, he served as the United States Secretary of Energy, and previously as Governor of the State of South Carolina. Dr. Edwards served as a director of CWM from September 1986 to January 1995. Dr. Edwards is also a director of Phillips Petroleum Company, SCANA Corporation, Wachovia Bank of South Carolina, N.A., South Carolina National Corporation, Imo Industries Inc., Brendle's, Inc., Encyclopaedia Britannica and National Data Corporation.

  Donald F. Flynn has served as a director of the Company since 1981 and as Chairman of the Board and President of Flynn Enterprises, Inc., a financial advisory and venture capital firm, since November 1988. He has also served as Chairman of the Board and Chief Executive Officer of Discovery Zone, Inc., a franchisor and operator of indoor entertainment and fitness facilities designed for children, since July 1992. Mr. Flynn has also served as a consultant to the Company from January 1991 to December 1994. Mr. Flynn was a Senior Vice President of the Company from May 1975 to January 1991. He also served as the Company's Chief Financial Officer from March 1972 to December 1989 and the Company's Treasurer from May 1979 to December 1986. Mr. Flynn is also a director of Discovery Zone, Inc., Psychemedics Corporation, WTI and Waste Management International.

  Peter H. Huizenga has been President of Huizenga Capital Management, an investment management firm, since October 1990. He has also been of counsel to the law firm of Hlustik, Huizenga & Williams for more than the past five years. From January 1989 until December 1993, Mr. Huizenga served as a consultant to the Company. Mr. Huizenga served as Vice President and Secretary of the Company from May 1975 and September 1968, respectively, until his retirement from those positions on January 1, 1988. Mr. Huizenga has served as a director of the Company since 1968.

  Peer Pedersen has been Chairman of the Board of the law firm of Pedersen & Houpt, P.C. for more than the past five years. Mr. Pedersen is also a director of Aon Corporation, Boston Chicken, Inc. and Discovery Zone, Inc. Mr. Pedersen has served as a director of the Company since 1979.

  James R. Peterson was a director and President and Chief Executive Officer of The Parker Pen Company from January 1982 to January 1985. The Parker Pen Company was principally involved in the manufacture and distribution of writing instruments and in providing temporary help services. Mr. Peterson is also a director of The Dun & Bradstreet Corporation. Mr. Peterson has served as a director of the Company since 1980.

  Alexander B. Trowbridge has been President of Trowbridge Partners, Inc., a consulting services firm, since January 1990. He was President of the National Association of Manufacturers, Washington, D.C., from January 1980 to January 1990. Mr. Trowbridge also served as U.S. Secretary of Commerce in 1967 and 1968 and as Vice Chairman of Allied Chemical Corp. from 1976 to 1980. Mr. Trowbridge has served as a consultant to the Company since 1991. He also serves as director of New England Mutual Life Insurance Co., PHH Corp., The Rouse Co., Sun Resorts International Ltd., Harris Corp., Sun Co. Inc., The Gillette Co., Warburg-Pincus Counsellors Fund and Icos Corp. Mr. Trowbridge has served as a director of the Company since 1985.

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to compensation for services in all capacities paid by the Company and its subsidiaries for the past three years to or on behalf of the Chairman of the Board and Chief Executive Officer of the Company at December 31, 1994, and each of the four other most highly compensated executive officers of the Company serving at December 31, 1994:

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                 ANNUAL COMPENSATION             COMPENSATION
                           -------------------------------   ---------------------
                                                               AWARDS     PAYOUTS
                                                             ----------- ---------
                                                   OTHER     SECURITIES                  ALL
   NAME AND                                       ANNUAL     UNDERLYING  LONG-TERM      OTHER
   PRINCIPAL                                      COMPEN-      OPTIONS   INCENTIVE     COMPEN-
   POSITION           YEAR   SALARY     BONUS    SATION(1)   (SHARES)(3)  PAYOUTS     SATION(4)
   ---------          ---- ---------- ---------- ---------   ----------- ---------    ---------
Dean L. Buntrock,     1994 $1,400,000 $1,120,000  $77,420(2)   158,640   $      0      $  500
 Chairman and Chief   1993  1,400,000          0   78,702(2)   122,449          0       5,217
 Executive Officer    1992  1,100,000    550,000   79,854(2)   150,999          0       9,522
Phillip B. Rooney,    1994  1,000,000  1,029,280      --       113,314          0         500
 President and Chief  1993  1,000,000          0      --        87,464     97,800(5)    5,217
 Operating Officer    1992    900,000    382,500      --       123,545    880,200(5)    9,522
James E. Koenig,      1994    500,000    250,000      --        42,493          0         500
 Senior Vice          1993    500,000          0      --        32,799     25,808(5)    5,217
 President and Chief  1992    440,300    161,500      --        47,258    232,275(5)    9,522
 Financial Officer
J. Steven Bergerson,  1994    345,000    172,500      --        29,320          0         500
 Senior Vice          1993    345,000          0      --        22,631          0       5,217
 President            1992    312,500    115,500      --        32,360          0       9,522
Herbert A. Getz       1994    330,000    172,500      --        24,221          0         500
 Vice President,      1993    285,000          0      --        18,695     14,398(5)    5,217
 General Counsel and  1992    260,000     56,310      --        17,291    129,585(5)    9,522
 Secretary

- ----------
(1) Excludes perquisites and other benefits, unless the aggregate amount of such compensation is at least the lesser of either $50,000 or 10 percent of the total annual salary and bonus reported for the named executive officer.
(2) Includes financial planning expenses of $68,000 paid by the Company on behalf of the named executive officer in 1993 and 1994 and $62,000 in 1992.
(3) The numbers shown in the table above represent options for the purchase of shares of the Company's common stock granted to the named persons under the Employee Plans. The named officers also serve as directors or executive officers of direct or indirect subsidiaries of the Company. Accordingly, during 1993, Messrs. Rooney, Koenig and Getz also received options for 150,000, 20,000 and 20,000 Rust shares, respectively. During 1992, Mr. Buntrock also received options for 213,098 CWM shares and 200,000 WM International ordinary shares; Mr. Rooney also received options for 174,352 CWM shares and 200,000 WM International ordinary shares; Mr. Koenig also received options for 63,876 CWM shares, 200,000 WM International ordinary shares and 12,500 Rust shares; and Mr. Getz also received options for 40,000 WM International ordinary shares. In each case, the options were granted under a plan adopted by the relevant subsidiary.
(4) Amounts of All Other Compensation are amounts contributed by the Company for fiscal years 1992, 1993 and 1994 under the Company's Profit Sharing and Savings Plan for the persons named above.
(5) Paid pursuant to WTI's Performance Unit Plan, a long term incentive plan covering the two-year period ended December 31, 1992.

STOCK OPTIONS

  The following table sets forth certain information with respect to stock options granted to the persons named in the Summary Compensation Table during the year ended December 31, 1994. No options were granted to the persons named in the Summary Compensation Table during the year ended December 31, 1994 by CWM, Rust, WTI or WM International.

                         COMPANY OPTION GRANTS IN 1994

                                                                            POTENTIAL REALIZABLE VALUE
                                                                            AT ASSUMED ANNUAL RATES OF
                                                                             STOCK PRICE APPRECIATION
                                     INDIVIDUAL GRANTS                          FOR OPTION TERM(4)
                     -------------------------------------------------- ----------------------------------
                                   PERCENTAGE
                                    OF TOTAL
                       NUMBER OF    COMPANY
                      SECURITIES    OPTIONS
                      UNDERLYING   GRANTED TO
                        OPTIONS    EMPLOYEES  EXERCISE PRICE EXPIRATION
NAME                 GRANTED(1)(2)  IN 1994    (PER SHARE)    DATE(3)   0%        5%             10%
- ----                 ------------- ---------- -------------- ---------- --- -------------- ---------------
Dean L. Buntrock        158,640       4.25       $26.475      01/03/04  $ 0 $    2,641,354 $     6,693,709
Phillip B. Rooney       113,314       3.04        26.475      01/03/04    0      1,886,676       4,781,208
James E. Koenig          42,493       1.14        26.475      01/03/04    0        707,508       1,792,964
J. Steven Bergerson      29,320       0.79        26.475      01/03/04    0        488,178       1,237,138
Herbert A. Getz          24,221       0.65        26.475      01/03/04    0        403,279       1,021,989
All Stockholders
 as a group(5)              --         --         26.475      01/03/04    0  8,049,484,400  20,398,973,889

- ----------
(1) The option holder has the right to pay the exercise price by delivering previously acquired shares of the Company's common stock, and to have shares withheld to satisfy tax withholding requirements in connection with the exercise of options. Such options become immediately exercisable upon a Change in Control of the Company, as defined in the option plan. Options are non-transferable other than by will or the laws of descent and distribution.
(2) Options become exercisable in three equal cumulative annual installments commencing January 3, 1995.
(3) Options have a term of ten years, subject to earlier termination in certain events related to termination of employment. In March 1994, the term of the options shown above was extended from seven to ten years.
(4) The amounts under the columns labeled "5%" and "10%" are included by the Company pursuant to certain rules promulgated by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, in the price of the Company's stock. Such amounts are based on the assumption that the named persons hold the options granted for their full term. The actual value of the options will vary in accordance with the market price of the Company's common stock. The column headed "0%" is included to demonstrate that the options were granted at fair market value and optionees will not recognize any gain without an increase in the stock price, which increase benefits all stockholders commensurately.
(5) Based upon the price of the Company's stock and the total shares outstanding as of the date of grant, if the price of the Company's common stock increased at the 5% or 10% rates shown in the table above, stockholders as a group would realize aggregate gains (excluding dividends) of $8,049,484,400 and $20,398,973,889, respectively, during the period from grant date to the January 3, 2004 option expiration date.

  The following table sets forth certain information as to each exercise of stock options during the year ended December 31, 1994 by the persons named in the Summary Compensation Table and the fiscal year-end value of unexercised options:

       AGGREGATED OPTION EXERCISES IN 1994 AND 1994 YEAR-END OPTION VALUE

                                             NUMBER OF SECURITIES
                                            UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-
                          SHARES                  OPTIONS AT           THE-MONEY OPTIONS AT
                         ACQUIRED              DECEMBER 31, 1994       DECEMBER 31, 1994(1)
                            ON     VALUE   ------------------------- -------------------------
NAME                     EXERCISE REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
- ----                     -------- -------- ----------- ------------- ----------- -------------
Dean L. Buntrock
  Company Options.......   --       --       296,532      309,817     $       0       $ 0
  CWM Options...........   --       --       358,372       92,727             0         0
  WTI Options...........   --       --        33,336            0       194,912         0
  WM International Op-
   tions................   --       --       133,334       66,666             0         0
Phillip B. Rooney
  Company Options.......   --       --       223,311      228,523             0         0
  CWM Options...........   --       --       529,265       75,868             0         0
  Rust Options..........   --       --        50,010       99,990             0         0
  WM International Op-
   tions................   --       --       133,334       66,666             0         0
James E. Koenig
  Company Options.......   --       --        56,216       64,412        97,307         0
  CWM Options...........   --       --        47,422       15,329        14,029         0
  WTI Options...........   --       --       120,000            0       701,628         0
  Rust Options..........   --       --         3,334        6,666             0         0
  WM International Op-
   tions................   --       --        66,667       33,333             0         0
J. Steven Bergerson
  Company Options.......   --       --        62,748       59,515        48,694         0
Herbert A. Getz
  Company Options.......   --       --        54,922       44,761       141,133         0
  WTI Options...........   --       --       240,000            0     1,403,256         0
  Rust Options..........   --       --         6,668       13,332             0         0
  WM International Op-
   tions................   --       --        26,668       13,332             0         0

- ----------
(1) Market value less exercise price, before payment of applicable income taxes.

LONG TERM INCENTIVE PLAN AWARDS

  The following table sets forth certain information as to awards under the WMX Technologies, Inc. Long Term Incentive Plan (the "LTIP") with respect to the year ended December 31, 1994 to the persons named in the Summary Compensation
Table:

                                     PERFORMANCE    ESTIMATED FUTURE PAYOUTS
                         NUMBER OF     OR OTHER            UNDER NON-
                       SHARES, UNITS PERIOD UNTIL  STOCK PRICE BASED PLANS(3)
                         OR OTHER     MATURATION  -----------------------------
NAME                     RIGHTS(1)   OR PAYOUT(2) THRESHOLD  TARGET   MAXIMUM
- ----                   ------------- ------------ --------- -------- ----------
Dean L. Buntrock......      --         3 years    $700,000  $700,000 $2,100,000
Phillip B. Rooney.....      --         3 years     500,000   500,000  1,500,000
James E. Koenig.......      --         3 years     200,000   200,000    600,000
J. Steven Bergerson...      --         3 years     138,000   138,000    414,000
Herbert A. Getz.......      --         3 years     132,000   132,000    396,000

- ----------
(1) Awards consist of the designation of target percentages of annual salary at the end of the performance period to be paid if the Company achieves certain performance objectives. No payout occurs unless the Company achieves certain threshold performance objectives. Above the threshold, payouts will be greater than the target percentage to the extent that the Company's performance exceeds the target objectives specified in the plan. Payouts under the LTIP are based on the rank of the Company's total stockholder return (stock price appreciation plus reinvested dividends) among the total stockholder returns of the companies that comprise the Dow Jones Industrial Average over the performance period.
(2) The performance period includes calendar years 1994, 1995 and 1996.
(3) At the end of the performance period, an amount equal to 50% of the performance award, if any, is to be paid in cash, and the remaining 50% is to be deemed to be invested in common stock of the Company. The participant is entitled to receive the value of such deemed investment on the date three years after the end of the performance period; provided that the participant is an officer of the Company or one of its subsidiaries on that date. Estimated future payouts were calculated using 1994 salaries, assume that a performance award will be earned at the levels shown, and do not reflect any possible subsequent increase or decrease in the value of the portion of the award which would be required to be deferred under the terms of the LTIP.

PENSION AND RETIREMENT PLANS

  The following table sets forth estimated annual benefits payable upon retirement under the Company's Pension Plan and its Supplemental Executive Retirement Plan ("SERP") to employees of the Company in specified remuneration and years of service classifications. For purposes of the following table, it is assumed that the five executive officers named in the cash compensation table are eligible for the SERP benefits and that each such officer's annualized Final Average Compensation (as defined below) will be equal to his average annual compensation for the three years ended December 31, 1994.

                               PENSION PLAN TABLE

                                       YEARS OF SERVICE(2)(3)
                      ---------------------------------------------------------
   REMUNERATION(1)       15       20       25       30        35         40
   ---------------    -------- -------- -------- -------- ---------- ----------
   $ 400,000......... $ 90,000 $120,000 $150,000 $180,000 $  210,000 $  240,000
     500,000.........  112,500  150,000  187,500  225,000    262,500    300,000
     600,000.........  135,000  180,000  225,000  270,000    315,000    360,000
     700,000.........  157,500  210,000  262,500  315,000    367,500    420,000
     800,000.........  180,000  240,000  300,000  360,000    420,000    480,000
     900,000.........  202,500  270,000  337,500  405,000    472,500    540,000
   1,000,000.........  225,000  300,000  375,000  450,000    525,000    600,000
   1,100,000.........  247,500  330,000  412,500  495,000    577,500    660,000
   1,200,000.........  270,000  360,000  450,000  540,000    630,000    720,000
   1,300,000.........  292,500  390,000  487,500  585,000    682,500    780,000
   1,400,000.........  315,000  420,000  525,000  630,000    735,000    840,000
   1,500,000.........  337,500  450,000  562,500  675,000    787,500    900,000
   1,600,000.........  360,000  480,000  600,000  720,000    840,000    960,000
   1,700,000.........  382,500  510,000  637,500  765,000    892,500  1,020,000
   1,800,000.........  405,000  540,000  675,000  810,000    945,000  1,080,000
   1,900,000.........  427,500  570,000  712,500  855,000    997,500  1,140,000
   2,000,000.........  450,000  600,000  750,000  900,000  1,050,000  1,200,000

- ----------
(1) Upon normal retirement at age 65 or after completing five years of participation in the Company's Pension Plan, whichever is later, a participant is entitled to a pension based on the average of the participant's eligible compensation for the highest five consecutive years out of his or her last 10 years of service. For this purpose, a participant's eligible compensation generally includes all of his or her cash compensation, subject, in 1994, to the statutory maximum of $150,000. The annual lifetime benefit is equal to
   (i) 1% of average eligible compensation, multiplied by (ii) the number of his or her years of service, and, for a participant retiring at age 65 with 10 years of service, may not be less than $100 per month. Under the SERP, eligible participants who retire following age 60, or retire with at least 30 years of service, are entitled to a monthly benefit equal to (i) 1.5% of the participant's Final Average Compensation per year of service (Final Average Compensation is the monthly average compensation of such participant for the highest three consecutive calendar years out of his or her last 10 calendar years of service), reduced by (ii) the amount of such participant's monthly benefit under the Pension Plan. Compensation used for calculating benefits under the SERP includes only the participant's salary and annual incentive bonus. Eligible participants are those officers who have served in such capacities for at least 10 years at the time of retirement. Payment of benefits under the SERP is made on the same basis as payments under the Pension Plan, and both plans provide for reduced payouts in the event of early retirement.
(2) At December 31, 1994, the credited years of service for Messrs. Buntrock, Rooney, Koenig, Bergerson and Getz were 39, 26, 18, 22 and 12, respectively.
(3) Benefits shown are computed on a straight-life annuity basis at normal retirement age. Provision is made for payment of pensions in joint and survivor form and in various other forms and at other times, on an actuarially equivalent basis. Benefits are not subject to reduction for social security benefits.

COMPENSATION OF DIRECTORS

  Each member of the Board of Directors of the Company who is not an employee or former officer of the Company currently being compensated by the Company under a consulting agreement is paid an annual fee of $45,000. Such directors also receive $1,000 for each meeting they attend of each Committee of the Board of which such directors are members. The Company maintains a major medical expense insurance policy which is available to all directors of the Company. The policy covers the medical and dental expenses of the directors in excess of the coverage provided by the director's primary health insurance program.

  The Company entered into a consulting agreement which terminated on December 31, 1994 and a supplemental retirement benefit agreement with Donald F. Flynn, who is a director of the Company and until January 1, 1991 was a Senior Vice President of the Company. Under the consulting agreement, Mr. Flynn was paid an annual fee of $300,000 for calendar year 1994. Benefits commenced under the supplemental retirement benefit agreement upon the termination of the consulting agreement. Payments of such benefits are to be made monthly for the remainder of Mr. Flynn's life. The monthly amount of such benefits is equal to
(i) 1.5% of Mr. Flynn's average monthly compensation for the three consecutive calendar years in which his aggregate salary and bonus was the highest out of his last ten calendar years of service reduced by (ii) the amount of the monthly benefit he receives under the Pension Plan.

OUTSIDE DIRECTORS' PLANS

  The Company has two unfunded deferred compensation plans for non-employee members of its Board of Directors. Under the Deferred Directors' Fee Plan, such directors may make an irrevocable election to defer receipt of all or a portion of the directors' fees payable to them until termination of their membership on the Board of Directors. Such deferred amounts are deemed to be invested in the Company's common stock or, at the election of the director, in the common stock of any of the Company's majority-owned public subsidiaries, and during the period of deferral, such deferred amounts are credited with the dividends or stock splits that would be received had such investment actually been made. Upon termination of the director's service, the common stock deemed reflected by his or her deferred account is deemed to be sold, and the deemed proceeds of such sale (or an amount equal to the amount originally deferred, if greater) will be distributed to the director in cash, in a lump sum or installments. Under a similar plan maintained by WTI, Mr. Buntrock has deferred fees for services rendered as a director of WTI prior to the Company's acquisition of a majority interest of WTI in September 1990.

  Under the Directors' Phantom Stock Plan, certain non-employee directors received a one-time grant of 5,000 Phantom Shares at the time of adoption of such plan or at the time they first became directors. Each of such Phantom Shares was initially deemed to be equal in value to one share of the Company's common stock at the time of award. Phantom Shares are credited to a bookkeeping account which is adjusted to reflect stock (but not cash) dividends or stock splits which would be received with respect to an equivalent number of shares of the Company's common stock. Upon termination of the director's service, the director is paid an amount in cash, in a lump sum or installments, for each Phantom Share then credited to his or her account, equal to the then difference between the market price of the Company's common stock at the time of award and the average closing prices of one share of the Company's common stock on the New York Stock Exchange Composite Tape for the most recent 10 consecutive trading days immediately preceding such termination. In 1991, the Company's Board of Directors terminated its authority to make additional grants under the Directors' Phantom Stock Plan.

STOCK OPTION PLANS FOR NON-EMPLOYEE DIRECTORS

  The 1992 Stock Option Plan for Non-Employee Directors (the "Directors Plan") of the Company provides for the awards of options covering an aggregate of 150,000 shares of the Company's common stock. Each director of the Company who is neither an officer nor full-time employee of the Company or any of its subsidiaries, upon election or appointment to the Board of Directors, is granted an option to purchase a total of 15,000 shares of the Company's common stock at the fair market value of the stock at the time of grant. All options under the Directors Plan are for a term of 10 years from the date of grant and become exercisable with respect to 20% of the total number of shares subject to the option six months after the date of grant and with respect to an additional 20% at the end of each 12-month period thereafter on a cumulative basis during the succeeding four years.

  Under the Directors Plan, in the event that the Company's shares of common stock are changed by a stock dividend, split or combination of shares, or a merger, consolidation or reorganization with another company in which holders of the Company's common stock receive other securities, or any other relevant change in the capitalization of the Company, a proportionate or equitable adjustment will be made in the number or kind of shares subject to unexercised options or available for options and in the purchase price for shares. If an option expires or is terminated or cancelled unexercised as to any shares, such released shares may again be optioned (including a grant in substitution for a cancelled option). Shares subject to options may be made available from unissued or reacquired shares of common stock.

  Options are not transferable by the optionee otherwise than by will or the laws of descent and distribution. Options terminate if the optionee ceases to be a director of the Company for any reason other than death, permanent disability, resignation or retirement. In the event of termination of employment because of death or permanent disability, the optionee or his heirs, legatees or legal representative may exercise the option in full at any time during its term within three months after the date of termination. In the event of resignation or retirement, an option may be exercised by the optionee (or if he dies within three months after such termination, by his heirs, legatees or legal representative) at any time during its specified term prior to three months after the date of such resignation or retirement, but only to the extent it was exercisable at the date of such resignation or retirement.

  Prior to January 1, 1992, upon election to the Board of Directors non-employee directors received options for 10,000 shares under the Company's 1981 Stock Option Plan for Non-Employee Directors (the "1981 Plan"), the terms of which are substantially similar to the Directors Plan. No person who is the holder of an option granted under the 1981 Plan or the Employee Plans or who has purchased shares upon the exercise of such an option is eligible for a grant of options under the Directors Plan.

DIRECTORS' CHARITABLE ENDOWMENT PROGRAM

  The Company maintains the Directors' Charitable Endowment Program pursuant to which the Company has purchased life insurance policies on members of the Board of Directors. Under the program, death benefits will be paid to the Company, and the Company in turn will donate such death benefits (up to $100,000 for each year of service on the Company's Board of Directors, subject to a $1,000,000 limit) to one or more charitable organizations recommended by the director. Directors derive no financial benefit from this program because all charitable deductions accrue solely to the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation and Stock Option Committee of the Company's Board of Directors consisted during 1994 of Messrs. Pedersen (Chairman), Baker, Peterson and Dr. Cafferty. Mr. Pedersen is Chairman of the Board of the law firm of Pedersen & Houpt, P. C. Mr. Baker is a member of the law firm of Baker, Donelson, Bearman & Caldwell. The Company has utilized, and currently anticipates that it may continue to utilize, the services of such firms. In 1994, Mr. Buntrock served on the Compensation Committees of the Boards of Directors of CWM, WTI and Rust. Mr. Rooney, who is an executive officer of WTI and Rust, serves as a director of the Company.

CERTAIN TRANSACTIONS

  When an option is exercised by an optionee under the Employee Plans or WTI's or Rust's stock option plans at a time when the fair market value of the underlying stock exceeds the option exercise price, the difference is treated as ordinary income to the optionee for income tax purposes and the company which issued the options is entitled to a deduction equal to such amount. The Internal Revenue Service has indicated that it will disallow such a deduction unless the employer withholds the tax payable by the optionee by reason of such exercise. To facilitate an optionee's purchase of stock upon exercise of such options and to assure itself of the deductions, the Company, WTI and Rust have each adopted a policy of making available interest-free loans, in an amount up to the equivalent of all applicable tax withholding requirements, to optionees whose exercise of options results in ordinary income to them in excess of $10,000. All such loans normally are required to be repaid not later than April 15 in the year following the year in which such loans were made, unless otherwise extended. The due date for such loans made in 1993 by the Company was extended to December 31, 1994. The largest aggregate amounts of such loans from the Company, WTI and Rust in excess of $60,000 pursuant to such policy which were outstanding to the directors and executive officers of the Company since January 1, 1994 were as follows: Mr. Dempsey--$108,946 and Mr. Flynn--$176,633. Such loans have been repaid and no such loans were outstanding as of March 15, 1995.

  The Company, WTI and Rust also each makes available to optionees interest-free loans for a period not to exceed 15 days to facilitate the exercise of options and the sale of the underlying stock. The largest aggregate amounts of such loans from the Company, WTI and Rust in excess of $60,000 which were outstanding to the directors and executive officers of the Company since January 1, 1994 were as follows: Donald A. Wallgren--$128,375. Such loan has been repaid and is not outstanding as of March 15, 1995.

  The Company has entered into an employment agreement with Phillip B. Rooney under which Mr. Rooney will be paid a minimum annual salary of $425,000 as President of the Company. Mr. Rooney also is eligible to receive annual bonuses and all benefits generally available to executives of the Company. The term of Mr. Rooney's employment under the agreement continues through August 31, 1999 and is automatically extended on each anniversary date for a period of five years from such anniversary date unless either party gives written notice of termination prior to the anniversary date. Upon the death or permanent disability of Mr. Rooney, the Company will pay annually 100% of his then current annual salary (including bonuses) for the balance of the term of the agreement. If the Company breaches or terminates the agreement or reduces the nature and scope of Mr. Rooney's authority and duties, it will continue to pay him for five years unless the termination was for cause, in which case its obligations under the agreement cease. In the event of a change in control of the Company, Mr. Rooney may elect to terminate the agreement and receive a lump sum payment of three times his average annual compensation (including bonuses) over the immediately preceding five years, which amount will be increased should an excise tax be imposed on him because of the payment. Were a change in control of the Company to have occurred on December 31, 1994 and if Mr. Rooney's employment with the Company were terminated as provided in the employment agreement, it is estimated that Mr. Rooney would have been eligible to receive $4,142,580 (assuming no increase for any excise tax). During the term of the agreement, Mr. Rooney has agreed not to compete with the Company or its subsidiaries.


                       SECURITIES OWNERSHIP OF MANAGEMENT

OWNERSHIP OF COMPANY COMMON STOCK

  The following table sets forth certain information as of February 1, 1995 as to the beneficial ownership of common stock of the Company by the directors, the nominee for director, the Chairman of the Board and Chief Executive Officer and the four other most highly compensated executive officers of the Company as of December 31, 1994, and by all directors, the nominee for director, and persons serving as executive officers of the Company as a group:

                                            NUMBER OF SHARES      PERCENT OF
                                            OF COMMON STOCK      COMMON STOCK
                                             OF THE COMPANY         OF THE
   NAME                                 BENEFICIALLY OWNED(1)(2) COMPANY(2)(3)
   ----                                 ------------------------ -------------
   Dean L. Buntrock....................         3,394,323              *
   Phillip B. Rooney...................         1,063,260              *
   H. Jesse Arnelle....................             9,300              *
   Howard H. Baker, Jr.................            22,000              *
   Pastora San Juan Cafferty...........             3,300              *
   Jerry E. Dempsey....................           644,848              *
   James B. Edwards....................             1,766              *
   Donald F. Flynn.....................           595,438              *
   Peter H. Huizenga...................         8,132,577             1.7
   Peer Pedersen.......................           225,586              *
   James R. Peterson...................            84,068              *
   Alexander B. Trowbridge.............            20,312              *
   James E. Koenig.....................           131,804              *
   J. Steven Bergerson.................           234,922              *
   Herbert A. Getz.....................           102,864              *
   All directors, the nominee for di-
    rector and executive officers as a
    group including persons named above
    (17 persons).......................        14,785,817             3.0

- ----------
   * Less than 1 percent.

(1) Directors, the nominee for director and executive officers included in the group have sole voting power and sole investment power over shares listed, except (i) shares covered by options granted under the Company's stock option plans which were exercisable within 60 days of February 1, 1995;
    (ii) shares held pursuant to the Company's Profit Sharing and Savings Plan;
    (iii) Messrs. Edwards, Pedersen, Peterson and Trowbridge, whose shares listed above include 312, 12,856, 1,668 and 312 shares issuable upon conversion of the convertible subordinated notes due 2005 of WMX ("WMX Notes"), respectively; and (iv) Messrs. Bergerson, Buntrock, Dempsey, Getz, Huizenga, Koenig, Pedersen and Rooney, and all executive officers and directors as a group (including such individuals), who have shared voting and investment power over 850, 458,161, 263,589, 38,466, 225,144, 36,945,
    12,730, 65,568, and 1,102,670 shares, respectively. Such shares shown for Messrs. Buntrock, Dempsey, Huizenga, Pedersen and Rooney are held in trusts or foundations over which such individuals share voting and investment power with other co-trustees or directors of such trusts and foundations. Such shares shown for Messrs. Bergerson, Getz and Koenig are held jointly with their respective spouses. Ownership of shares shown for Messrs. Buntrock, Dempsey, Edwards, Getz, Huizenga and Rooney, and for all executive officers and directors as a group, includes shares of common stock of the Company not held directly by them but held by or for the benefit of (i) their spouses or (ii) their minor children and other children residing with them, as to which they have neither investment power nor voting power. Shares were held by or for the benefit of such spouses or children of the following persons and the executive officers and directors as a group at February 1, 1995, in the amounts indicated: Mr. Buntrock-- 41,365 (held by spouse); Mr. Dempsey--1,000 (held by spouse); Dr. Edwards-- 254 (held by spouse with 104 such shares issuable upon conversion of WMX Notes); Mr. Getz--240 (held by spouse); Mr. Huizenga--680,837 (held by spouse directly and as trustee); Mr. Rooney--107,047 (held directly by adult child and by spouse directly and as trustee for children); and all executive officers and directors as a group (including such individuals)-- 830,822. Additionally, ownership of shares shown for Mr. Koenig includes 1,200 shares held by him as trustee of a family trust in which Mr. Koenig has no pecuniary interest. Each of the above named persons and the members of such group disclaim any beneficial ownership of such shares.
(2) The numbers and percentages of shares shown in the table above are based on the assumption that currently outstanding stock options covering shares of the Company's common stock which were exercisable within 60 days of February 1, 1995 had been exercised as follows: Mr. Arnelle--9,000; Mr. Baker--20,000; Mr. Bergerson--85,448; Mr. Buntrock--558,673; Dr. Cafferty-- 3,000; Mr. Dempsey--224,828; Mr. Flynn--87,617; Mr. Getz--61,352; Mr.
    Koenig--92,231; Mr. Rooney--511,453; Mr. Trowbridge--20,000; and all executive officers and directors as a group (including such individuals)-- 1,786,846. Such persons and the members of such group disclaim any beneficial ownership of the shares subject to such options.
(3) The Company does not know of any person who, as of February 1, 1995, directly owned more than five percent of the Company's outstanding common stock. The Company, however, received a copy of Schedule 13G for the year ended December 31, 1994 from the person set forth in the following table. Pursuant to the aggregation and attribution rules relating to the beneficial ownership of securities promulgated under the Securities Exchange Act of 1934, as amended, the person identified below is deemed to be the beneficial owner of such shares shown because such person is the parent company of various investment management companies which exercise discretionary investment management over accounts holding such shares. No managed account alone owns five percent or more of the Company's common stock. The information presented in the following table is taken from the above-referenced Schedule 13G:

        TITLE OF        NAME AND ADDRESS OF        AMOUNT AND NATURE OF PERCENT
         CLASS            BENEFICIAL OWNER         BENEFICIAL OWNERSHIP OF CLASS
      ------------      -------------------        -------------------- --------
      Common Stock The Capital Group                    24,249,070       5.01%
                    Companies, Inc.
                   333 South Hope Street
                   Los Angeles, California 90071

OWNERSHIP OF WTI COMMON STOCK

  The following table sets forth certain information as of February 1, 1995 as to the beneficial ownership of WTI common stock by the directors, the nominee for director, the Chairman of the Board and Chief Executive Officer and the four other most highly compensated executive officers of the Company as of December 31, 1994, and by all directors, the nominee for director, and persons serving as executive officers of the Company as a group:

                                                        NUMBER OF
                                                      SHARES OF WTI  PERCENT OF
                                                       COMMON STOCK      WTI
                                                       BENEFICIALLY    COMMON
   NAME                                               OWNED(1)(2)(3) STOCK(2)(3)
   ----                                               -------------- -----------
   Dean L. Buntrock.................................     135,000          *
   Phillip B. Rooney................................     374,769          *
   H. Jesse Arnelle.................................           0          *
   Howard H. Baker, Jr..............................           0          *
   Pastora San Juan Cafferty........................           0          *
   Jerry E. Dempsey.................................      34,336          *
   James B. Edwards.................................           0          *
   Donald F. Flynn..................................      45,245          *
   Peter H. Huizenga................................           0          *
   Peer Pedersen....................................           0          *
   James R. Peterson................................           0          *
   Alexander B. Trowbridge..........................           0          *
   James E. Koenig..................................     121,500          *
   J. Steven Bergerson..............................           0          *
   Herbert A. Getz..................................     240,000          *
   All directors, the nominee for director and exec-
    utive officers as a group including persons
    named above (17 persons)........................     951,050          *

- ----------
  *Less than 1 percent.
(1) Directors, the nominee for director and executive officers included in the group have sole voting power and sole investment power over WTI shares listed, except (i) WTI shares covered by options exercisable within 60 days of February 1, 1995; (ii) 10,000 WTI shares deemed to be beneficially owned by each of Messrs. Buntrock, Flynn and Rooney as a result of restricted units granted pursuant to WTI's Restricted Unit Plan for Non-Employee Directors; and (iii) Messrs. Dempsey and Koenig, and all executive officers and directors as a group, who have shared voting and investment power over 24,591, 1,500 and 26,291 WTI shares, respectively. Such shares shown for Mr. Dempsey are held in a trust over which he shares voting and investment power, and such shares shown for Mr. Koenig are held jointly with his spouse. Such persons disclaim any beneficial ownership of the WTI shares subject to such restricted units.
(2) Excludes an aggregate of 104,621,810 WTI shares beneficially owned by the Company that may be deemed beneficially owned by Messrs. Buntrock and Rooney because each such person may be deemed to be an affiliate of the Company. Each such person disclaims any beneficial ownership of such WTI shares.
(3) The numbers and percentages of WTI shares shown in the table above are based on the assumption that currently outstanding stock options covering WTI shares which were exercisable within 60 days of February 1, 1995 had been exercised as follows: Mr. Buntrock--33,336; Mr. Getz--240,000; Mr. Koenig--120,000 and all executive officers and directors as a group (including such individuals)--393,336. Such persons and the members of such group disclaim any beneficial ownership of the shares subject to such options.

OWNERSHIP OF RUST COMMON STOCK

  The following table sets forth certain information as of February 1, 1995 as to the beneficial ownership of Rust common stock by the directors, the nominee for director, the Chairman of the Board and Chief Executive Officer and the four other most highly compensated executive officers of the Company as of December 31, 1994, and by all directors, the nominee for director, and persons serving as executive officers of the Company as a group:

                                                 NUMBER OF SHARES
                                                  OF RUST COMMON   PERCENT OF
                                                STOCK BENEFICIALLY RUST COMMON
   NAME                                           OWNED(1)(2)(3)   STOCK(2)(3)
   ----                                         ------------------ -----------
   Dean L. Buntrock............................       15,000            *
   Phillip B. Rooney...........................      110,005            *
   H. Jesse Arnelle............................            0            *
   Howard H. Baker, Jr.........................            0            *
   Pastora San Juan Cafferty...................            0            *
   Jerry E. Dempsey............................            0            *
   James B. Edwards............................            0            *
   Donald F. Flynn.............................            0            *
   Peter H. Huizenga...........................            0            *
   Peer Pedersen...............................            0            *
   James R. Peterson...........................            0            *
   Alexander B. Trowbridge.....................            0            *
   James E. Koenig.............................        8,417            *
   J. Steven Bergerson.........................            0            *
   Herbert A. Getz.............................       13,334            *
   All directors, the nominee for director and
    executive officers as a group including
    persons named above (17 persons)...........      147,156            *

- ----------
  *Less than 1 percent.
(1) Directors, the nominee for director and executive officers included in the group have sole voting power and sole investment power over Rust shares listed, except (i) Rust shares covered by options exercisable within 60 days of February 1, 1995; and (ii) Mr. Koenig, who shares voting and investment power over 1,750 Rust shares with his spouse, all executive officers and directors as a group (including Mr. Koenig), who have shared voting and investment power over 2,150 Rust shares.
(2) Excludes an aggregate of 79,898,091 Rust shares beneficially owned by the Company that may be deemed beneficially owned by Messrs. Buntrock and Rooney because each such person may be deemed to be an affiliate of the Company. Excludes an aggregate of 33,216,060 Rust shares beneficially owned by WTI that may be deemed beneficially owned by Mr. Koenig because he may be deemed to be an affiliate of WTI. Each such person disclaims any beneficial ownership of such Rust shares.
(3) The numbers and percentages of Rust shares shown in the table above are based on the assumption that currently outstanding stock options covering Rust shares which were exercisable within 60 days of February 1, 1995 had been exercised as follows: Mr. Getz--13,334; Mr. Koenig--6,667; Mr. Rooney--100,005; and all executive officers and directors as a group (including such individuals)--120,006. Such persons and members of such group disclaim any beneficial ownership of the shares subject to such options.

OWNERSHIP OF WM INTERNATIONAL ORDINARY SHARES

  The following table sets forth certain information as of February 1, 1995 as to the beneficial ownership of WM International ordinary shares (including ordinary shares represented by American

Depositary Shares) by the directors, the nominee for director, the Chairman of the Board and Chief Executive Officer and the four other most highly compensated executive officers of the Company as of December 31, 1994, and by all directors, the nominee for director, and persons serving as executive officers of the Company as a group:

                                             NUMBER OF SHARES
                                            OF WM INTERNATIONAL    PERCENT OF
                                              ORDINARY SHARES   WM INTERNATIONAL
                                               BENEFICIALLY         ORDINARY
   NAME                                       OWNED(1)(2)(3)      SHARES(2)(3)
   ----                                     ------------------- ----------------
   Dean L. Buntrock.......................         223,200             *
   Phillip B. Rooney......................         220,000             *
   H. Jesse Arnelle.......................               0             *
   Howard H. Baker, Jr....................           1,000             *
   Pastora San Juan Cafferty..............               0             *
   Jerry E. Dempsey.......................           2,000             *
   James B. Edwards.......................           4,000             *
   Donald F. Flynn........................         300,000             *
   Peter H. Huizenga......................         550,000             *
   Peer Pedersen..........................          10,000             *
   James R. Peterson......................               0             *
   Alexander B. Trowbridge................             600             *
   James E. Koenig........................         104,000             *
   J. Steven Bergerson....................               0             *
   Herbert A. Getz........................          40,000             *
   All directors, the nominee for director
    and executive officers as a group in-
    cluding persons named above (17 per-
    sons).................................       1,495,800             *

- ----------
  *Less than 1 percent.
(1) Directors, the nominee for director and executive officers included in the group have sole voting power and sole investment power over WM International shares listed, except (i) WM International shares covered by options exercisable within 60 days of February 1, 1995; and (ii) Messrs. Koenig and Trowbridge, and all executive officers and directors as a group (including such individuals), who have shared voting and investment power over 4,000, 600 and 5,600 WM International shares, respectively. Such WM International shares shown for Messrs. Koenig and Trowbridge are held jointly with their respective spouses. Ownership of shares shown for Messrs. Buntrock, Dempsey and Huizenga includes WM International shares not held directly by them but held by or for the benefit of their spouses as to which they have neither investment power nor voting power. WM International shares were held by or for the benefit of such spouses of the following persons at February 1, 1995 in the amounts indicated: Mr. Buntrock--3,000; Mr. Dempsey--2,000; and Mr. Huizenga--30,000. Each of the above named persons disclaim any beneficial ownership of such shares.
(2) Excludes an aggregate of 300,000,000 WM International shares beneficially owned by the Company that may be deemed beneficially owned by Messrs. Buntrock and Rooney because each such person may be deemed to be an affiliate of the Company. Excludes an aggregate of 90,000,000 WM International shares beneficially owned by WTI and Rust that may be deemed beneficially owned by Mr. Koenig because he may be deemed to be an affiliate of WTI and Rust. Each such person disclaims any beneficial ownership of such WM International shares.
(3) The numbers and percentages of WM International shares shown in the table above are based on the assumption that currently outstanding stock options covering WM International shares which were exercisable within 60 days of February 1, 1995 had been exercised as follows: Messrs. Buntrock, Flynn and Rooney--200,000 each; Mr. Getz--40,000; and Mr. Koenig--100,000; and all executive officers and directors as a group (including such individuals)-- 780,000. Such persons and members of such group disclaim any beneficial ownership of the shares subject to such options.

                               LEGAL PROCEEDINGS

  Some of the businesses in which the Company is engaged are intrinsically connected with the protection of the environment and the potential for the unintended or unpermitted discharge of materials into the environment. In the ordinary course of conducting its business activities, the Company becomes involved in judicial and administrative proceedings involving governmental authorities at the federal, state and local level including, in certain instances, proceedings instituted by citizens or local governmental authorities seeking to overturn governmental action where governmental officials or agencies are named as defendants together with the Company or one or more of its subsidiaries, or both. In the majority of the situations where proceedings are commenced by governmental authorities, the matters involved relate to alleged technical violations of licenses or permits pursuant to which the Company operates or is seeking to operate or laws or regulations to which its operations are subject or are the result of different interpretations of the applicable requirements. From time to time the Company pays fines or penalties in environmental proceedings relating primarily to waste treatment, storage or disposal facilities. At December 31, 1994, CWM and its subsidiaries (other than Rust) were involved in three such governmental proceedings, WTI was involved in two such proceedings and Rust was involved in one such proceeding (described below) where it is believed that sanctions involved in each instance may exceed $100,000.

  On October 4, 1994, the United States Department of Justice commenced litigation against an indirect subsidiary of Rust and others in the United States District Court for the District of Idaho alleging that the defendants violated the National Emissions Standards for Hazardous Air Pollutants of the Clean Air Act while engaged in asbestos removal activities in 1989 and 1990 prior to Rust's acquisition of the subsidiary. The lawsuit sought civil penalties and injunctive relief. The Department of Justice and the subsidiary negotiated a resolution of the matter, and on January 26, 1995, the District Court approved a Consent Decree which conclusively resolved the lawsuit with respect to the subsidiary. Pursuant to the Consent Decree, the subsidiary paid a civil penalty of $353,800.

  The Company or certain of its subsidiaries have been identified as potentially responsible parties in a number of governmental investigations and actions relating to waste disposal facilities which may be subject to remedial action under Superfund. The majority of these proceedings are based on allegations that certain subsidiaries of the Company (or their predecessors) transported hazardous substances to the facilities in question, often prior to acquisition of such subsidiaries by the Company. Such proceedings arising under Superfund typically involve numerous waste generators and other waste transportation and disposal companies and seek to allocate or recover costs associated with site investigation and cleanup, which costs could be substantial.

  As of December 31, 1994, the Company or its subsidiaries had been notified that they are potentially responsible parties in connection with 104 locations listed on the Superfund National Priority List ("NPL"). Of the 104 NPL sites at which claims have been made against the Company, 19 are sites which the Company has come to own over time. All of the NPL sites owned by the Company were initially sited by others as land disposal facilities. At each of the 19 owned facilities, the Company is working in conjunction with the government to characterize or to remediate identified site problems. In addition, at these 19 facilities the Company has either agreed with other legally liable parties on an arrangement for sharing the costs of remediation or is pursuing resolution of an allocation formula. The 85 NPL sites at which claims have been made against the Company and which are not owned by the Company are at different procedural stages under Superfund. At some, the Company's liability is well defined as a consequence of a governmental decision as to the appropriate remedy and an agreement among liable parties as to the share each will pay for implementing that remedy. At others, where no remedy has been selected or the liable parties have been unable to agree on an appropriate allocation, the Company's future costs are substantially uncertain.

  The Company periodically reviews its role, if any, with respect to each such location, giving consideration to the nature of the Company's alleged connection to the location (e.g., owner, operator, transporter or generator), the extent of the Company's alleged connection to the location (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company or other relevant factors), the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties at the location, and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, a provision is made in the Company's financial statements for the Company's best estimate of the liability based on management's judgment and experience, information available from regulatory agencies and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of a specific site, as well as the typical allocation of costs among such parties. If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, then the Company provides for the minimum amount within the range, in accordance with generally accepted accounting principles. Sites subject to state action under state laws similar to the federal Superfund statute are treated by the Company in the same way as NPL sites.

  The Company's estimates are subsequently revised, as deemed necessary, as additional information becomes available. While the Company does not anticipate that the amount of any such revisions will have a material adverse effect on the Company's operations or financial condition, the measurement of environmental liabilities is inherently difficult and the possibility remains that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could materially alter this expectation at any time. Such matters could have a material adverse impact on financial condition or earnings for one or more fiscal quarters or years.

  The Company and certain of its subsidiaries are currently involved in civil litigation and governmental proceedings relating to the conduct of their business. While the outcome of any particular lawsuit or governmental investigation cannot be predicted with certainty, the Company believes that these matters will not have a material adverse effect on its results of operations or financial condition.

  Following an examination of WTI's federal income tax returns for the period 1986-1988, the Internal Revenue Service (the "IRS") in January 1993 proposed a significant adjustment related to the 1988 sale of a former subsidiary, which WTI disputed. In March 1994, WTI and the IRS filed a Stipulation of Settlement with the U.S. Tax Court to resolve the dispute for an aggregate amount of approximately $70,000,000. On April 15, 1994, WTI paid approximately $29,800,000, its share of the stipulated settlement liability, and a former affiliate of WTI paid approximately $19,200,000, to the IRS. The Tax Court subsequently accepted the stipulation of settlement. Under a tax sharing agreement between WTI and a second former affiliate of WTI, WTI was to be indemnified by the second former affiliate for approximately $21,000,000 of the total stipulated settlement liability beyond the $29,800,000 agreed WTI share. After the second former affiliate of WTI refused to honor its indemnification commitment to WTI, WTI instituted suit against it. In December 1994, after trial, judgment was entered in favor of WTI against the second former affiliate, requiring it to pay its obligation to WTI, which it did in February 1995.

  The Company has brought suit against a substantial number of insurance carriers in an action entitled Waste Management, Inc. et al. v. The Admiral Insurance Company, et al. pending in the Superior Court in Hudson County, New Jersey. In this action the Company is seeking a declaratory judgment that environmental liabilities asserted against the Company or its subsidiaries, or that may be asserted in the future, are covered by insurance policies purchased by the Company or its subsidiaries. The Company is also seeking to recover defense costs and other damages incurred as a result of the assertion of environmental liabilities against the Company or its subsidiaries for events occurring over at least the last 25 years at approximately 130 sites and the defendant insurance carriers' denial of coverage of such liabilities. The defendants have denied liability to the Company and have asserted various defenses, including that environmental liabilities of the type for which the Company is seeking relief are not risks covered by the insurance policies in question. The defendants are contesting these claims vigorously. Discovery is currently underway in this proceeding and is expected to continue for several years. No trial date has been set. The Company is unable at this time to predict the outcome of this proceeding. No amounts have been recognized in the Company's financial statements for any future recoveries.

                          DESCRIPTION OF CAPITAL STOCK

  The following summary of the common stock and preferred stock of the Company is qualified by reference to the Company's Restated Certificate of Incorporation, as amended, a copy of which has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

  The Company's authorized capital stock consists of 1,500,000,000 shares of common stock, $1 par value per share, and 50,000,000 shares of preferred stock, $1 par value per share. Subject to any prior right of the preferred stock, if and when issued, the holders of shares of common stock of the Company will be entitled to receive such dividends as the Board of Directors of the Company in its discretion may from time to time declare out of funds legally available therefor and, upon liquidation, would be entitled to share ratably in any assets of the Company legally available for distribution to holders of shares of common stock. Each outstanding share of common stock is entitled to one vote on any matter submitted to a vote of stockholders, with no cumulative voting rights. There are no conversion, redemption or sinking fund provisions applicable to the common stock. All of the issued and outstanding shares of the Company are, and the shares of common stock offered by the Company hereby, when issued, will be, fully paid and nonassessable. Neither the preferred stock nor the common stock has any preemptive rights.

  The shares of preferred stock may be issued in connection with future acquisitions or other proper corporate purposes, although there are no present plans or arrangements for their issuance, other than any issuance which may occur pursuant to the exercise of preferred stock purchase rights described below. The Board of Directors is authorized without further stockholder authorization, to create and issue the preferred stock in series and to establish the voting powers, designations, preferences and relative participating, optional or other special rights and any qualifications, limitations, or restrictions thereof relating to any such series. In January 1987, the Board of Directors designated a series of preferred stock consisting of 2,500,000 shares of Series A Preferred Stock, $1 par value (the "Preferred Stock"), issuable in connection with the dividend of preferred stock purchase rights described below.

  The Company's Restated Certificate of Incorporation contains provisions which prevent "greenmail" payments by the Company, establish safeguards in connection with certain business transactions, provide that only designated officers and the Board of Directors may call special meetings of stockholders, require stockholders to take action only at a formal meeting and provide for a classified Board of Directors. In addition, the Restated Certificate of Incorporation requires the concurrence of the holders of shares representing at least 80% of the outstanding shares of common stock for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with, any of the preceding provisions.

  In January 1987, the Company declared a dividend of one right (a "Right") for each outstanding share of common stock, $1 par value, of the Company. Each Right entitles the registered holder to purchase from the Company one four-hundredth of a share of Preferred Stock at a price of $68.75 (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent.

  The Rights are evidenced by and transferred with and only with the common stock until the earlier to occur of (i) ten days following a public announcement that a person or group, including any affiliates or associates of such person or group, acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Company's outstanding voting stock (such person or group being hereinafter known as an "Acquiring Person") or (ii) ten days following the commencement of, or first public announcement of the intent to commence (which intent to commence is not withdrawn within five business days), a tender offer or exchange offer if, upon consummation thereof, the offeror would be the beneficial owner of 30% or more of the Company's outstanding voting stock (the earlier of such dates being called the "Distribution Date"). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the common stock as of the close of business on the Distribution Date. The Rights are not exercisable until the Distribution Date and will expire on February 6, 1997, unless earlier redeemed by the Company as described below. The Exercise Price payable per Right, and the number of Rights or the number of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment in certain events from time to time to prevent dilution.

  Preferred Stock purchasable upon exercise of the Rights will be nonredeemable. Each share of Preferred Stock will have a minimum preferential quarterly dividend rate of $5 per share, but will be entitled to not less than an aggregate dividend of 400 times the dividend declared on the common stock. In the event of liquidation, the holders of the Preferred Stock will receive a preferential liquidation payment equal to the greater of $100 or 400 times the payment made per share of common stock. Each share of Preferred Stock will have 400 votes, voting together with the common stock. In addition, the Preferred Stock contains class vote provisions paralleling the class vote requirements for the Company's common stock which prevent "greenmail" payments by the Company and establish safeguards in connection with certain business transactions. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Preferred Stock will be entitled to receive 400 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of one four-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right is intended to approximate the value of one share of common stock.

  In the event that the Company is acquired in a merger or other business combination transaction, or 50% or more of its assets or earning power are sold in one transaction or a series of transactions, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Exercise Price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the Exercise Price of the Right. In the event that the Company is the surviving corporation in a merger and the common stock is not changed or exchanged, or in the event that an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current Exercise Price, that number of shares of Preferred Stock having a market value of two times the Exercise Price of the Right. Upon the occurrence of any of the transactions referred to in this paragraph, any Rights that are or were at any time beneficially owned by an Acquiring Person engaging in any of such transactions or receiving the benefits thereof on or after the time the Acquiring Person became such shall become void.

  With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional shares need be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

  At any time prior to ten days following a public announcement that an Acquiring Person exists, the Company may redeem the Rights in whole, but not in part, at a price of $.0125 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company as a result of the ownership of the Right, including, without limitation, the right to vote or to receive dividends.

  A copy of the Rights Agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

  The transfer agent and registrar for the common stock is Harris Trust and Savings Bank, Chicago, Illinois.

  The Company furnishes its stockholders quarterly reports (including unaudited summary financial information) and annual reports (including audited financial statements).

                                    EXPERTS

  The audited financial statements included in this prospectus and the schedules incorporated by reference elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the Company's change in its methods of accounting for income taxes and postretirement benefits other than pensions, effective January 1, 1992, as discussed in Notes 2 and 11 to the Company's Consolidated Financial Statements.

                             ADDITIONAL INFORMATION

  The Company has filed a registration statement with the Commission under the 1933 Act with respect to the securities offered hereby. This prospectus does not contain all the information included in the registration statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The registration statement, including the exhibits filed therewith, may be examined at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or copies thereof may be obtained upon request to the Commission on payment of the charge stipulated by the Commission.

  Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and reference is made to the copy of such contract or other document as is filed as an exhibit to the registration statement of which this prospectus forms a part or as incorporated by reference as an exhibit thereto, each such statement being qualified in all respects by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
WMX Technologies, Inc. and Subsidiaries--
 Report of independent public accountants................................. F-2
 Consolidated statements of income for the three years ended December 31,
  1994.................................................................... F-3
 Consolidated balance sheets as of December 31, 1993 and 1994............. F-4
 Consolidated statements of stockholders' equity for the three years ended December 31, 1994................................................. F-6
 Consolidated statements of cash flows for the three years ended December
  31, 1994................................................................ F-7
 Notes to consolidated financial statements............................... F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  To the Stockholders and the Board of Directors of WMX Technologies, Inc.:

  We have audited the accompanying consolidated balance sheets of WMX Technologies, Inc. (formerly Waste Management, Inc.) (a Delaware corporation) and Subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WMX Technologies, Inc. and Subsidiaries as of December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

  As discussed in Notes 2 and 11 to the consolidated financial statements, effective January 1, 1992, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.

                                        ARTHUR ANDERSEN LLP

Chicago, Illinois,
February 6, 1995 (except with respect to the matter discussed in Note 17, as to which the date is March 14, 1995)

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994 (000'S OMITTED EXCEPT PER
                                 SHARE AMOUNTS)

                                               1992        1993        1994
                                            ----------  ----------  -----------
Revenue...................................  $8,661,027  $9,135,577  $10,097,318
                                            ----------  ----------  -----------
 Operating Expenses.......................  $5,945,762  $6,346,914  $ 7,034,353
 Special Charges..........................     219,900     550,000          --
 Goodwill Amortization....................      77,144      94,391      110,092
 Selling and Administrative Expenses......   1,048,047   1,128,202    1,184,248
 Gains from Stock Transactions of
Subsidiaries..............................    (263,489)    (15,109)         --
 Interest Expense.........................     223,052     300,878      340,808
 Interest Income..........................     (57,693)    (41,432)     (34,613)
 Minority Interest........................     156,824      57,986      149,703
 Sundry Income, Net.......................     (86,932)    (95,424)     (66,442)
                                            ----------  ----------  -----------
 Income Before Income Taxes and Cumulative
   Effect of Accounting Changes...........  $1,398,412  $  809,171  $ 1,379,169
 Provision For Income Taxes...............     477,237     356,395      594,788
                                            ----------  ----------  -----------
 Income Before Cumulative Effect of
Accounting Changes........................  $  921,175  $  452,776  $   784,381
 Cumulative Effect of Accounting Changes,
Net of Minority
  Interest in Portion Relating to
Subsidiaries--
   Postretirement Benefits, Net of Tax....     (36,579)        --           --
   Income Taxes...........................     (34,560)        --           --
                                            ----------  ----------  -----------
Net Income................................  $  850,036  $  452,776  $   784,381
                                            ==========  ==========  ===========
Average Common and Common Equivalent
 Shares Outstanding.......................     493,948     485,374      484,144
                                            ==========  ==========  ===========
Earnings Per Common and Common Equivalent
Share:
 Before Cumulative Effect of Accounting
Changes...................................       $1.86       $0.93        $1.62
 Cumulative Effect of Accounting Changes--
  Postretirement Benefits.................        (.07)        --           --
  Income Taxes............................        (.07)        --           --
                                                ------       -----        -----
Net Income................................       $1.72       $0.93        $1.62
                                                 =====       =====        =====

        The accompanying notes are an integral part of these statements.

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

   AS OF DECEMBER 31, 1993 AND 1994 ($000'S OMITTED EXCEPT PER SHARE AMOUNTS)

                                                          1993         1994
                                                       -----------  -----------
Current Assets
 Cash and cash equivalents...........................  $    92,802  $   121,918
 Short-term investments..............................       33,580       19,704
 Accounts receivable, less reserve of $63,146 in 1993
   and $65,536 in 1994...............................    1,762,091    1,958,052
 Employee receivables................................        9,670       10,140
 Parts and supplies..................................      148,022      194,645
 Costs and estimated earnings in excess of billings
   on uncompleted contracts..........................      339,364      403,949
 Refundable income taxes.............................       54,001       30,713
 Prepaid expenses....................................      337,990      349,723
                                                       -----------  -----------
    Total Current Assets.............................  $ 2,777,520  $ 3,088,844
                                                       -----------  -----------
Property and Equipment, at cost
 Land, primarily disposal sites......................  $ 3,625,412  $ 4,162,418
 Buildings...........................................    1,223,139    1,372,782
 Vehicles and equipment..............................    6,856,044    7,162,217
 Leasehold improvements..............................      100,262       91,554
                                                       -----------  -----------
                                                       $11,804,857  $12,788,971
 Less--Accumulated depreciation and amortization.....   (3,035,398)  (3,503,219)
                                                       -----------  -----------
    Total Property and Equipment, Net................  $ 8,769,459  $ 9,285,752
                                                       -----------  -----------
Other Assets
 Intangible assets relating to acquired businesses,
net..................................................  $ 3,461,331  $ 3,789,801
 Funds held by trustees..............................      116,949       90,863
 Sundry, including other investments.................    1,139,217    1,283,654
                                                       -----------  -----------
    Total Other Assets...............................  $ 4,717,497  $ 5,164,318
                                                       -----------  -----------
      Total Assets...................................  $16,264,476  $17,538,914
                                                       ===========  ===========

      The accompanying notes are an integral part of these balance sheets.

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

   AS OF DECEMBER 31, 1993 AND 1994 ($000'S OMITTED EXCEPT PER SHARE AMOUNTS)

                                                          1993         1994
                                                       -----------  -----------
Current Liabilities
 Portion of long-term debt payable within one year...  $   754,491  $   890,686
 Accounts payable....................................      818,501    1,017,451
 Accrued expenses....................................      863,474      966,284
 Unearned revenue....................................      241,096      305,310
                                                       -----------  -----------
    Total Current Liabilities........................  $ 2,677,562  $ 3,179,731
                                                       -----------  -----------
Deferred Items
 Income taxes........................................  $   448,706  $   665,677
 Environmental liabilities...........................      745,637      704,015
 Other...............................................      738,976      615,606
                                                       -----------  -----------
    Total Deferred Items.............................  $ 1,933,319  $ 1,985,298
                                                       -----------  -----------
Long-Term Debt, less portion payable within one year.  $ 6,145,584  $ 6,044,411
                                                       -----------  -----------
Minority Interest in Subsidiaries....................  $ 1,348,559  $ 1,536,165
                                                       -----------  -----------
Commitments and Contingencies........................  $            $
                                                       -----------  -----------
Put Options..........................................  $       --   $   252,328
                                                       -----------  -----------
Stockholders' Equity
 Preferred stock, $1 par value (issuable in series);
   50,000,000 shares authorized; none outstanding
   during the years..................................  $       --   $       --
 Common stock, $1 par value; 1,500,000,000 shares
   authorized; 496,216,829 shares issued in 1993 and
   496,386,758 in 1994...............................      496,217      496,387
 Additional paid-in capital..........................      668,470      357,150
 Cumulative translation adjustment...................     (245,587)    (150,832)
 Retained earnings...................................    3,693,108    4,181,606
                                                       -----------  -----------
                                                       $ 4,612,208  $ 4,884,311
Less--Treasury stock; 12,763,884 shares in 1993, at
cost.................................................      425,097          --
1988 Employee Stock Ownership Plan...................       27,659       19,729
Employee Stock Benefit Trust (12,386,629 shares).....          --       323,601
                                                       -----------  -----------
    Total Stockholders' Equity.......................  $ 4,159,452  $ 4,540,981
                                                       -----------  -----------
      Total Liabilities and Stockholders' Equity.....  $16,264,476  $17,538,914
                                                       ===========  ===========

      The accompanying notes are an integral part of these balance sheets.

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

  FOR THE THREE YEARS ENDED DECEMBER 31, 1994 ($000'S OMITTED EXCEPT PER SHARE
                                    AMOUNTS)

                                                                                    1988
                                                                                  EMPLOYEE  EMPLOYEE
                                   ADDITIONAL  CUMULATIVE                           STOCK    STOCK
                           COMMON   PAID-IN    TRANSLATION  RETAINED   TREASURY   OWNERSHIP BENEFIT
                           STOCK    CAPITAL    ADJUSTMENT   EARNINGS     STOCK      PLAN     TRUST
                          -------- ----------  ----------- ----------  ---------  --------- --------
Balance, January 1,
1992....................  $493,621 $ 722,351    $  40,463  $2,917,204  $     --    $40,539  $    --
                          -------- ---------    ---------  ----------  ---------   -------  --------
 Net income for the
year....................  $    --  $     --     $     --   $  850,036  $     --    $   --   $    --
 Cash dividends ($.50
per share)..............       --        --           --     (246,050)       --        --        --
 Stock repurchase
(7,588,300 shares)......       --        --           --          --     257,950       --        --
 Stock issued upon
exercise of stock
options.................       809   (19,000)         --          --     (62,432)      --        --
 Treasury stock received
  in connection with
  exercise of stock
  options...............       --        --           --          --      15,153       --        --
 Contribution to 1988
ESOP (303,226 shares)...       --        --           --          --         --     (5,551)      --
 Treasury stock received
  as settlement for
  claims................       --        --           --          --       1,717       --        --
 Stock issued upon
conversion of LYONs.....        44    (2,200)         --          --      (4,546)      --        --
 Stock issued for
acquisitions............     1,729     6,462          --          --      (3,352)      --        --
 Tax benefit of non-
  qualified stock
  options exercised.....       --     20,303          --          --         --        --        --
 Transfer of equity
  interests among
  controlled
  subsidiaries..........       --    (19,620)         --          --         --        --        --
 Cumulative translation
  adjustment of foreign
  currency statements...       --        --      (207,029)        --         --        --        --
                          -------- ---------    ---------  ----------  ---------   -------  --------
Balance, December 31,
1992....................  $496,203 $ 708,296    $(166,566) $3,521,190  $ 204,490   $34,988  $    --
                          -------- ---------    ---------  ----------  ---------   -------  --------
 Net income for the
year....................  $    --  $     --     $     --   $  452,776  $     --    $   --   $    --
 Cash dividends ($.58
per share)..............       --        --           --     (280,858)       --        --        --
 Stock repurchase
(8,443,400 shares)......       --        --           --          --     278,363       --        --
 Stock issued upon
exercise of stock
options.................        14    (8,749)         --          --     (18,285)      --        --
 Treasury stock received
  in connection with
  exercise of stock
  options...............       --        --           --          --         357       --        --
 Contribution to 1988
ESOP (362,036 shares)...       --        --           --          --         --     (7,329)      --
 Treasury stock received
  as settlement for
  claims................       --        --           --          --       3,429       --        --
 Stock issued upon
conversion of LYONs.....       --     (4,553)         --          --      (7,882)      --        --
 Stock issued for
acquisitions............       --     (4,655)         --          --     (35,375)      --        --
 Tax benefit of non-
  qualified stock
  options exercised.....       --      2,825          --          --         --        --        --
 Transfer of equity
  interests among
  controlled
  subsidiaries..........       --    (24,694)         --          --         --        --        --
 Cumulative translation
  adjustment of foreign
  currency statements...       --        --       (79,021)        --         --        --        --
                          -------- ---------    ---------  ----------  ---------   -------  --------
Balance, December 31,
1993....................  $496,217 $ 668,470    $(245,587) $3,693,108  $ 425,097   $27,659  $    --
                          -------- ---------    ---------  ----------  ---------   -------  --------
 Net income for the
year....................  $    --  $     --     $     --   $  784,381  $     --    $   --   $    --
 Cash dividends ($.60
per share)..............       --        --           --     (290,266)       --        --        --
 Dividends paid to
  Employee Stock Benefit
  Trust.................       --      5,617          --       (5,617)       --        --        --
 Stock issued upon
exercise of stock
options.................       --     (5,948)         --          --      (8,250)      --     (5,928)
 Treasury stock received
  in connection with
  exercise of stock
  options...............       --        --           --          --         260       --        --
 Contribution to 1988
ESOP (375,312 shares)...       --        --           --          --         --     (7,930)      --
 Treasury stock received
  as settlement for
  claims................       --        --           --          --       2,741       --        --
 Stock issued upon
conversion of LYONs.....        96     1,442          --          --         (56)      --        --
 Common stock issued for
acquisitions............        74     1,471          --          --         --        --        --
 Tax benefit of non-
  qualified stock
  options exercised.....       --      1,527          --          --         --        --        --
 Temporary equity
related to put options..       --   (252,328)         --          --         --        --        --
 Proceeds from sale of
put options.............       --     29,965          --          --         --        --        --
 Sale of shares to
  Employee Stock Benefit
  Trust (12,601,609
  shares)...............       --   (106,327)         --          --    (419,792)      --    313,465
 Adjustment of Employee
  Stock Benefit Trust to
  market value..........       --     16,064          --          --         --        --     16,064
 Transfer of equity
  interests among
  controlled
  subsidiaries..........       --     (2,803)         --          --         --        --        --
 Cumulative translation
  adjustment of foreign
  currency statements...       --        --        94,755         --         --        --        --
                          -------- ---------    ---------  ----------  ---------   -------  --------
Balance, December 31,
1994....................  $496,387 $ 357,150    $(150,832) $4,181,606  $     --    $19,729  $323,601
                          ======== =========    =========  ==========  =========   =======  ========

        The accompanying notes are an integral part of these statements.

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

  FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994 INCREASE (DECREASE) IN
                             CASH ($000'S OMITTED)

                                             1992         1993         1994
                                          -----------  -----------  -----------
Cash flows from operating activities:
Income before cumulative effect of
accounting changes......................  $   921,175  $   452,776  $   784,381
Adjustments to reconcile income before
 cumulative effect of accounting changes
 to net cash provided by operating
 activities:
  Depreciation and amortization.........      714,069      796,691      880,466
  Provision for deferred income taxes...      221,860      154,782      298,564
  Minority interest in subsidiaries.....      156,824       57,986      149,703
  Interest on Liquid Yield Option Notes
(LYONs).................................       36,424       37,162       33,551
  Gain on sale of property and
equipment, and of investments by
subsidiary..............................       (4,659)     (14,061)     (14,876)
  Contribution to 1988 Employee Stock
Ownership Plan..........................        5,551        7,329        7,930
  Gains from stock transactions of
subsidiaries............................     (263,489)     (15,109)         --
  Special charges, net of tax and
minority interest.......................      116,375      285,300          --
Changes in assets and liabilities,
 excluding effects of acquired
 companies:
  Receivables, net......................      (89,467)    (112,489)    (133,506)
  Other current assets..................     (350,315)      41,038     (110,604)
  Sundry other assets...................       39,862      (29,445)     (42,195)
  Accounts payable......................       23,155       33,328      155,254
  Accrued expenses and unearned revenue.       10,750     (301,039)      41,594
  Deferred items........................     (189,599)     (24,015)    (259,020)
  Minority interest in subsidiaries.....      (57,825)      (2,021)      14,038
                                          -----------  -----------  -----------
Net Cash Provided by Operating
Activities..............................  $ 1,290,691  $ 1,368,213  $ 1,805,280
                                          -----------  -----------  -----------
Cash flows from investing activities:
  Short-term investments................  $    72,913  $    35,911  $     2,755
  Capital expenditures..................   (1,632,665)  (1,719,178)  (1,455,628)
  Proceeds from sale of property and
    equipment, and of investments by
    subsidiary..........................       95,942      134,169      276,822
  Cost of acquisitions, net of cash
acquired................................     (599,045)    (551,901)    (172,908)
  Other investments.....................       66,414     (185,256)     (74,446)
  Acquisition of minority interests.....      (26,343)         --        (8,200)
  Purchase of Brand stock related to
Rust merger.............................          --      (129,524)         --
                                          -----------  -----------  -----------
Net Cash Used for Investing Activities..  $(2,022,784) $(2,415,779) $(1,431,605)
                                          -----------  -----------  -----------
Cash flows from financing activities:
  Cash dividends........................  $  (246,050) $  (280,858) $  (290,266)
  Proceeds from issuance of
indebtedness............................    1,274,549    3,407,759    1,710,586
  Repayments of indebtedness............     (807,873)  (1,712,794)  (1,776,845)
  Proceeds from exercise of stock
options, net............................       49,391       12,018        9,497
  Proceeds from Waste Management
International plc initial public
offering................................      700,032          --           --
  Contributions from minority interests.        6,484       28,072       22,169
  Stock repurchases by Company and
subsidiaries............................     (339,966)    (315,302)     (49,665)
  Preferred stock redemption by
subsidiary..............................          --        (5,000)         --
  Proceeds from sale of put options.....          --           --        29,965
                                          -----------  -----------  -----------
Net Cash Provided by (Used for)
Financing Activities....................  $   636,567  $ 1,133,895  $  (344,559)
                                          -----------  -----------  -----------
Net increase (decrease) in cash and cash
equivalents.............................  $   (95,526) $    86,329  $    29,116
Cash and cash equivalents at beginning
of year.................................      101,999        6,473       92,802
                                          -----------  -----------  -----------
Cash and cash equivalents at end of
year....................................  $     6,473  $    92,802  $   121,918
                                          ===========  ===========  ===========
The Company considers cash and cash
 equivalents to include currency on
 hand, demand deposits with banks and
 short-term investments with maturities
 of less than three months when
 purchased.
Supplemental disclosures of cash flow
information:
 Cash paid during the year for:
  Interest, net of amounts capitalized..  $   186,628  $   263,716  $   307,257
  Income taxes, net of refunds received.  $   246,922  $   331,803  $   241,657
Supplemental schedule of noncash
investing and financing activities:
  LYONs converted into common stock of
the Company.............................  $     2,390  $     3,329  $     1,594
  Exchangeable LYONs exchanged for
    common stock of CWM owned by the
    Company.............................  $       340  $       --   $       --
  Liabilities assumed in acquisitions of
businesses..............................  $   405,558  $   673,129  $   244,560
 Fair market value of Company and
  subsidiary stock issued for acquired
  businesses............................  $   178,885  $    64,500  $     4,773

        The accompanying notes are an integral part of these statements.

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (000'S OMITTED IN ALL TABLES EXCEPT PER SHARE AMOUNTS)
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

  Revenue Recognition

  The Company recognizes revenue from long-term engineering and construction contracts on the percentage-of-completion basis with losses recognized in full when identified. Other revenues are recognized when the services are performed.

  Principles of Consolidation

  The Company's financial statements are prepared on a consolidated basis and include the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated.

  Foreign Currency

  Certain foreign subsidiaries' assets and liabilities are translated at the rates of exchange at the balance sheet date while income statement accounts are translated at the average exchange rates in effect during the period. The resulting translation adjustments are charged or credited directly to stockholders' equity. Foreign exchange gains (losses) (net of related income taxes and minority interest) of $5,100,000, ($529,000) and ($3,610,000) are included in the Consolidated Statements of Income for 1992, 1993 and 1994, respectively.

  Short-Term Investments

  The Company's short-term investments primarily consist of securities having an investment grade of not less than A and a term to maturity generally of less than one year, and because the investments have always been held to maturity, are carried at cost. Such investments include tax-exempt securities, certificates of deposit and Eurodollar time deposits.

  Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The adoption of FAS 115 did not have a significant effect on earnings for 1994, since the Company's accounting prior to adoption was substantially in compliance with the new standard.

  Environmental Liabilities

  The Company provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. Such costs for U.S. landfills are estimated based on the technical requirements of the Subtitle C and D Regulations of the U.S. Environmental Protection Agency or the applicable state requirements, whichever are stricter, and the proposed air emissions standards under the Clean Air Act, and include such items as final cap and cover on the site, methane gas and leachate management, and groundwater monitoring. Substantially the same standards are applied to estimate costs for foreign sites, even though current regulations in some foreign jurisdictions are less strict. The accrual for closure and post-closure costs relates to expenditures to be incurred after a facility ceases to accept waste; to the extent similar costs are incurred during the active life of the site, they are expensed as incurred.

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated, or to which it transported waste, including 104 sites listed on the Superfund National
Priority List ("NPL"). In the majority of situations, the Company's connection with NPL sites relates to allegations that its subsidiaries (or their predecessors) transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature (e.g., owner, operator, transporter or generator), and the extent (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company, or other relevant factors) of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties ("PRPs"), and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements, based upon management's judgment and prior experience, for the Company's best estimate of the liability. Such estimates are subsequently revised as deemed necessary as additional information becomes available.

  See Note 6 for additional information.

  Contracts in Process

  Information with respect to contracts in process at December 31, 1993 and 1994 is as follows:

                                                          1993         1994
                                                       -----------  -----------
   Costs and estimated earnings on uncompleted
   contracts.........................................  $ 3,741,386  $ 3,312,951
   Less: Billings on uncompleted contracts...........   (3,474,386)  (3,042,765)
                                                       -----------  -----------
    Total contracts in process.......................  $   267,000  $   270,186
                                                       ===========  ===========

  Contracts in process are included in the Consolidated Balance Sheets under the following captions:

   Costs and estimated earnings in excess of billings
    on uncompleted contracts.........................  $   339,364  $   403,949
   Billings in excess of costs and estimated earnings
    on uncompleted contracts (included in unearned
    revenue).........................................      (72,364)    (133,763)
                                                       -----------  -----------
    Total contracts in process.......................  $   267,000  $   270,186
                                                       ===========  ===========

  All contracts in process are expected to be billed and collected within five years.

  Accounts receivable includes retainage which has been billed, but which is not due pursuant to contract provisions until completion. Such retainage at December 31, 1994, is $43,895,000, including $7,037,000 that is expected to be collected after one year. At December 31, 1993, retainage was $44,828,000.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  Property and Equipment

  Property and equipment (including major repairs and improvements) are capitalized and stated at cost. Items of an ordinary maintenance or repair nature are charged directly to operations. Disposal sites are carried at cost and to the extent this exceeds end use realizable value, such excess is amortized over the estimated life of the disposal site. Disposal site improvement costs are capitalized and charged to operations over the shorter of the estimated usable life of the site or the improvement.

  Preparation costs for individual secure land disposal cells are recorded as prepaid expenses and amortized as the airspace is filled. Significant costs capitalized for such cells include excavation and grading costs, costs relating to the design and construction of liner systems and gas collection and leachate collection systems. Unamortized cell construction cost at December 31, 1993 and 1994 was $146,985,000 and $154,100,000, respectively.

  Depreciation and Amortization

  The cost, less estimated salvage value, of property and equipment is depreciated over the estimated useful lives on the straight-line method as follows: buildings--10 to 40 years; vehicles and equipment--3 to 20 years; leasehold improvements--over the life of the applicable lease.

  Intangible Assets

  Intangible assets relating to acquired businesses consist primarily of the cost of purchased businesses in excess of market value of net assets acquired ("goodwill"). Such goodwill is being amortized on a straight-line basis over a period of not more than forty years. The accumulated amortization of intangible assets amounted to $364,251,000 and $463,855,000 as of December 31, 1993 and 1994, respectively.

  On an ongoing basis, the Company measures realizability of goodwill by the ability of the acquired business to generate current and expected future operating income in excess of annual amortization. If such realizability is in doubt, an adjustment is made to reduce the carrying value of the goodwill. Such adjustments have not historically been material to the Company's financial statements.

  Capitalized Interest

  Interest has been capitalized on significant landfills, trash-to-energy plants and other projects under development in accordance with FAS No. 34. Amounts capitalized and netted against Interest Expense in the Consolidated Statements of Income were $87,897,000 in 1992, $100,591,000 in 1993 and
$104,512,000 in 1994.

  Gain Recognition on Sale of Subsidiaries' Stock

  It is the Company's policy to record in income, gains from the sale or other issuance of previously unissued stock by its subsidiaries.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  Restatement

  Certain amounts in previously issued financial statements have been restated to conform to 1994 classifications.

NOTE 2. INCOME TAXES

  Effective January 1, 1992, the Company and its principal subsidiaries changed their method of accounting for income taxes as a result of the early adoption of FAS No. 109, "Accounting for Income Taxes." The 1992 cumulative effect of this change, after minority interest in the portion relating to Wheelabrator Technologies Inc. ("WTI"), was a charge of $34,560,000, or $.07 per share. The cumulative charge resulted primarily from increasing deferred taxes previously discounted, a method not permitted under FAS 109, valuation allowances against deferred tax assets and adjustments for rate differences. The proforma effect of this accounting change on 1992 earnings was not significant, except for the one-time charge.

  The following tables set forth income before income taxes, showing domestic and international sources, and the income tax provision showing the components by governmental taxing authority, for the years 1992 through 1994:

  Income Before Income Taxes

                                                 1992       1993       1994
                                              ----------  --------  ----------
   Domestic.................................. $1,214,342  $637,636  $1,199,519
   International.............................    184,070   171,535     179,650
                                              ----------  --------  ----------
                                              $1,398,412  $809,171  $1,379,169
                                              ==========  ========  ==========

  Income Tax Provision (Benefit)

   Current tax expense
     U.S. Federal............................ $  159,795  $137,966  $  217,354
     State and local.........................     46,208    30,715      50,476
     Foreign.................................     53,376    36,532      30,989
                                              ----------  --------  ----------
   Total current............................. $  259,379  $205,213  $  298,819
                                              ----------  --------  ----------
   Deferred tax expense
     U.S. Federal............................ $  152,742  $ 92,171  $  218,953
     State and local.........................     38,319    30,284      33,848
     Foreign.................................     30,799    32,327      45,763
                                              ----------  --------  ----------
   Total deferred............................ $  221,860  $154,782  $  298,564
                                              ----------  --------  ----------
   U.S. Federal benefit from amortization of
    deferred investment credit............... $   (4,002) $ (3,600) $   (2,595)
                                              ----------  --------  ----------
   Total provision........................... $  477,237  $356,395  $  594,788
                                              ==========  ========  ==========


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  The Federal statutory tax rate in 1992, 1993 and 1994 is reconciled to the effective tax rate as follows:

   Federal statutory rate..................................... 34.0% 35.0% 35.0%
   State and local taxes, net of Federal benefit..............  4.0   4.9   4.0
   Amortization of deferred investment credit................. (0.3) (0.4) (0.2)
   Amortization of intangible assets relating to
    acquired businesses.......................................  1.9   4.1   2.2
   Federal tax credits........................................ (0.6) (1.4) (1.0)
   Non-taxable gains on issuance of stock by subsidiaries..... (6.4) (0.7)  --
   Minority interest..........................................  3.4   2.9   4.2
   Adjustment of deferred income taxes due to Omnibus
    Budget Reconciliation Act.................................  --    1.7   --
   Other, net................................................. (1.9) (2.1) (1.1)
                                                               ----  ----  ----
   Effective tax rate......................................... 34.1% 44.0% 43.1%
                                                               ====  ====  ====

  The Company uses the "deferral method" of accounting for investment credit, whereby the credit is recorded in income over the composite life of the related equipment.

  Deferred income taxes result from the recognition, in different periods, of revenue and expense for tax and financial statement purposes. The adoption of FAS 109 required a change in the method of accounting for income taxes to an asset and liability approach. The primary components that comprise the 1993 and 1994 deferred tax (assets) liabilities are as follows:

                                                            1993        1994
                                                         ----------  ----------
   Deferred tax assets
    Reserves not deductible until paid.................. $ (538,062) $ (494,549)
    Deferred revenue....................................    (27,714)    (25,708)
    Net operating losses and tax credit carryforwards...    (43,028)   (110,073)
    Other...............................................   (104,059)    (70,281)
                                                         ----------  ----------
       Subtotal......................................... $ (712,863) $ (700,611)
                                                         ----------  ----------
   Deferred tax liabilities
    Depreciation and amortization....................... $  948,024  $1,106,155
    Other...............................................    183,655     233,178
                                                         ----------  ----------
       Subtotal......................................... $1,131,679  $1,339,333
                                                         ----------  ----------
   Valuation allowance.................................. $   29,890  $   26,955
                                                         ----------  ----------
    Net deferred tax liabilities........................ $  448,706  $  665,677
                                                         ==========  ==========

  The Company's subsidiaries have approximately $24 million of alternative minimum tax credit carryforwards that may be carried forward indefinitely. Also, various subsidiaries have operating loss carryforwards of approximately $640 million with expiration dates through the year 2009. Valuation allowances have been established for uncertainties in realizing the tax benefit of net operating loss carryforwards and of the basis differences in certain assets. In 1994, the allowance decreased due to the realization of tax benefits on the disposal of certain assets.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  The Company has concluded that development and expansion of its foreign business requires that the undistributed earnings of its foreign subsidiaries be reinvested indefinitely outside the United States. If the reinvested earnings were to be remitted, the U.S. income taxes due under current tax law would not be material.

  The gain of $240,000,000 before minority interest in 1992 resulting from the initial public offering of 75,000,000 ordinary shares of Waste Management International plc ("WM International") and the gain of $15,109,000 before minority interest recognized by Chemical Waste Management, Inc. ("CWM") and WTI in connection with shares issued by Rust International Inc. ("Rust") as part of The Brand Companies Inc. ("Brand") merger in 1993 were non-taxable events. The Company intends to control its investments in CWM and WTI, and the Company, WTI and CWM intend to control their investments in WM International and Rust to maintain the non-taxable status of the gains; therefore, deferred income taxes have not been provided.

NOTE 3. BUSINESS COMBINATIONS

  All significant businesses acquired through December 31, 1994, and treated as poolings of interests have been included retroactively in the financial statements as if the companies had operated as one entity since inception. Businesses acquired and accounted for as purchases are included in the financial statements from the date of acquisition. The acquisition data which follows excludes minor acquisitions where consideration paid was less than $1,000,000.

  During 1992, the Company and its principal subsidiaries acquired 118 businesses for $599,045,000 in cash (net of cash acquired) and notes, 1,826,450 shares of the Company's common stock and 6,886,594 shares of common stock of WTI. Twenty-seven of the aforementioned 1992 acquisitions, which otherwise met pooling of interests criteria, were not significant in the aggregate and, consequently, prior period financial statements were not restated. The remaining acquisitions were accounted for as purchases.

  During 1993, the Company and its principal subsidiaries acquired 97 businesses for $551,901,000 in cash (net of cash acquired) and notes, 1,046,801 shares of the Company's common stock and 1,635,471 shares of common stock of WTI. These acquisitions were accounted for as purchases.

  During 1994, the Company and its principal subsidiaries acquired 46 businesses for $172,908,000 in cash (net of cash acquired) and notes, 73,809 shares of the Company's common stock and 156,124 shares of common stock of WTI. These acquisitions were accounted for as purchases.

  The following summarizes the pro forma effect of businesses acquired and accounted for as purchases (including those which otherwise met pooling of interests criteria but were not significant in the aggregate) in 1992, 1993 and 1994 as if they had been acquired as of January 1 of the preceding year (unaudited):

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                               1992        1993        1994
                                            ----------  ----------  -----------
   Revenue as reported....................  $8,661,027  $9,135,577  $10,097,318
   Revenue of purchased businesses for
    period
    prior to acquisition as stated above..   1,000,812     588,496      108,093
                                            ----------  ----------  -----------
   Pro forma revenue......................  $9,661,839  $9,724,073  $10,205,411
                                            ==========  ==========  ===========
   Income before cumulative effect of
    accounting
    changes as reported...................  $  921,175  $  452,776  $   784,381
   Net income of purchased businesses for
    period
    prior to acquisition as stated above..      30,685      11,325        2,129
   Adjustment for interest and goodwill
   amortization...........................     (59,229)    (19,564)      (2,591)
                                            ----------  ----------  -----------
   Pro forma income before cumulative
    effect of
    accounting changes....................  $  892,631  $  444,537  $   783,919
                                            ==========  ==========  ===========
   Earnings per share before cumulative
    effect of
    accounting changes as reported........  $     1.86  $     0.93  $      1.62
   Effect of purchased businesses prior to
    acquisition
    as stated above.......................       (0.05)      (0.01)         --
                                            ----------  ----------  -----------
   Pro forma earnings per share before
    cumulative
    effect of accounting changes..........  $     1.81  $     0.92  $      1.62
                                            ==========  ==========  ===========

  In April 1992, WM International sold 75,000,000 newly issued ordinary shares, representing 20% of the post-offering outstanding shares of that company, to the public. Following the offering, the Company, CWM and WTI owned 56%, 12% and 12%, respectively, of the outstanding shares of WM International.

  Rust was formed on January 1, 1993, through the contribution by CWM of its hazardous substance remediation services business, its approximately 56% ownership in Brand and its 12% ownership interest in WM International, together with certain other assets, and the contribution by WTI of its engineering and construction and environmental and infrastructure consulting businesses, its London-based international engineering unit and certain other assets. On May 7, 1993, Brand was merged into a subsidiary of Rust and Rust thereby acquired the publicly-held Brand shares. As of December 31, 1994, Rust was owned approximately 56% by CWM and approximately 40% by WTI, with the remaining shares held by the public. In February 1995, the Company offered to acquire the approximately 4% of Rust's shares held by the public; see Note 16 for additional information.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

NOTE 4. DEBT

  The details relating to debt (including capitalized leases, which are not material) as of December 31, 1993 and 1994, are as follows:

                                                              1993       1994
                                                           ---------- ----------
   Commercial Paper, weighted average interest 3.4% and
    5.8% at December 31, 1993 and 1994, respectively.....  $1,376,197 $  946,702
   Tailored Rate ESOP Notes, interest of 2.79% and 4.81%
    at December 31, 1993 and 1994, respectively..........      50,000     50,000
   Debentures, interest 8 3/4%, due 2018.................     249,085    249,085
   Notes, interest 4 5/8% to 8 1/4%, due 1995 - 2011.....   2,500,000  2,684,170
   Step-Up Notes, interest 6.22% through April 29, 1997
    and 8% thereafter, due 2004..........................         --     150,000
   Solid waste disposal revenue bonds, interest 6% to
    7.75%,
    due 1995 - 2013......................................     280,685    252,385
   Installment loans and notes payable, interest 5.34% to
    10.61%,
    due 1995 - 2020......................................     978,691  1,298,436
   Project Debt, interest 3.4% to 10.64%, due 1995 -
    2010.................................................     810,612    764,859
   Other long-term borrowings............................      35,616     34,320
   Liquid Yield Option Notes, zero coupon-subordinated,
    interest 9%, due 2001................................      11,334     10,721
   Liquid Yield Option Notes, zero coupon-subordinated,
    interest 6%, due 2012................................     426,005    361,438
   Liquid Yield Option Notes, zero coupon-subordinated,
    interest 6%, due 2010................................     181,850    132,981
                                                           ---------- ----------
   Total debt............................................  $6,900,075 $6,935,097
   Less--current portion.................................     754,491    890,686
                                                           ---------- ----------
   Long-term portion.....................................  $6,145,584 $6,044,411
                                                           ========== ==========

  The long-term debt as of December 31, 1994, is due as follows:

     Second year.................................................... $  929,320
     Third year.....................................................  2,423,578
     Fourth year....................................................    374,885
     Fifth year.....................................................    257,344
     Sixth year and thereafter......................................  2,059,284
                                                                     ----------
                                                                     $6,044,411
                                                                     ==========

  Certain of the Company's borrowings are redeemable at the option of the holders prior to maturity. Such amounts and certain other borrowings which would otherwise be classified as current liabilities have been classified as long-term debt because the Company intends to refinance such borrowings on a long-term basis with the notes (described below) issued in January 1995 and $1,347,000,000 of committed long-term borrowing facilities which it has available. The committed facilities provide for unsecured long-term loans at interest rates of prime or LIBOR plus 30 basis points and commitment fees of
6.5 to 10 basis points per annum. There are no compensating balance requirements or any informal arrangements in connection with loans which would be made under these facilities.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  In April 1985, the Company issued and sold Convertible Liquid Yield Option Notes ("Convertible LYONs") in the principal amount at maturity of $840,000,000 due in 2001. The Convertible LYONs, which are zero-coupon notes subordinated to all existing and future senior debt, were originally priced to yield 9% if held to maturity, and are convertible into 34.88 shares of the Company's common stock per Convertible LYON, subject to adjustment. The Convertible LYONs are redeemable by the Company at a price equal to the issue price plus accrued original issue discount to the redemption date. The Convertible LYONs will be purchased for cash by the Company at the option of the holder on June 30, 1995, and on each June 30 thereafter prior to maturity, at a price determined in the manner described above. During 1993 and 1994, 6,582 and 2,822 Convertible LYONs were converted into 229,561 and 97,793 shares of the Company's common stock, respectively. As of December 31, 1994, there were 18,266 Convertible LYONs outstanding with a maturity value amounting to $18,266,000.

  In November 1988, the Company issued and sold $1,620,000,000 principal amount at maturity of Exchangeable Liquid Yield Option Notes ("Exchangeable LYONs") due in April 2012. The Exchangeable LYONs, which are zero-coupon notes subordinated to all existing and future senior debt, will yield 6% if held to maturity and are exchangeable at the option of the holder at any time, at the rate per Exchangeable LYON of 17.218 shares of CWM common stock owned by the Company, subject to adjustment. The Exchangeable LYONs are redeemable by the Company at a price equal to the issue price plus accrued original issue discount to the redemption date. The Exchangeable LYONs will be purchased for cash by the Company at the option of the holder on June 30, 1995, and on each June 30 thereafter prior to maturity, at a price determined in the manner described above. As of December 31, 1994, there were 1,003,981 Exchangeable LYONs outstanding with a maturity value amounting to $1,003,981,000.

  In August 1990, CWM issued and sold Convertible Liquid Yield Option Notes ("CWM LYONs") in the principal amount at maturity of $575,000,000 due in August 2010. The CWM LYONs, which are zero-coupon notes subordinated to all existing and future senior debt of CWM, will yield 6% if held to maturity, and are convertible at the option of the holder at any time into 11.676 shares of CWM common stock per CWM LYON, subject to adjustment. The CWM LYONs are redeemable by CWM at a price equal to the issue price plus accrued original issue discount to the redemption date. The CWM LYONs will be purchased for cash by CWM at the option of the holder on June 30, 1995, and on each June 30 thereafter prior to maturity, at a price determined in the manner described above. As of December 31, 1994, there were 334,923 CWM LYONs outstanding with a maturity value of $334,923,000.

  In connection with the acquisition of the CWM minority interest discussed in
Note 16, the exchange and conversion features of the Exchangeable LYONs and the CWM LYONs were adjusted and the Company assumed CWM's obligation in respect of the CWM LYONs. See Note 16 for additional information.

  During 1993, the Company issued (a) $250,000,000 of 4 7/8% Notes due July 1, 1995, at a price of 99.75%, (b) $200,000,000 of 4 5/8% Notes due April 14,
1996, at a price of 99.516%, (c) $300,000,000 of 4 7/8% Notes due June 15,
1996, at a price of 99.628%, and (d) $500,000,000 of 6 3/8% Notes due December 1, 2003 at a price of 99.875%. These Notes are not redeemable prior to maturity.

  In November 1993, the Michigan Strategic Fund issued and sold $35,000,000 of 6% Limited Obligation Revenue Bonds (WMX Technologies, Inc. Project), Series 1993, maturing December 1, 2013, and loaned the proceeds to the Company.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  In May 1994, the Company issued, at par, $150,000,000 of ten-year Step-Up Notes due April 30, 2004. The holders may elect to have the Step-Up Notes or any portion thereof repaid on April 30, 1997 at 100% of their principal amount together with accrued interest. The interest rate on the Step-Up Notes is 6.22% through April 29, 1997, and 8% thereafter. In November 1994, the Company issued $200,000,000 of 8 1/4% Notes due November 15, 1999, at a price of 99.925%.
Neither of these issues is redeemable at the option of the Company prior to maturity.

  In January 1995, the Company issued $250,000,000 of 8 1/8% Notes due February 1, 1998, at a price of 99.671%. The Notes are not redeemable prior to maturity.

NOTE 5. DERIVATIVE FINANCIAL INSTRUMENTS

  From time to time, the Company uses derivatives to manage currency, interest rate and commodity risk. The portfolio of such instruments (which are held for purposes other than trading) at December 31, 1994, is set forth in the paragraphs which follow.

  Interest Rate Agreements

  Certain of the Company's subsidiaries have entered into interest rate swap agreements to reduce the impact of changes in interest rates on underlying borrowings. The agreements are contracts to exchange fixed and floating interest rate payments periodically over the term without the exchange of the underlying notional amounts. The notional amounts of such agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The agreements provide only for the exchange of interest on the notional amounts at the stated rates, with no multipliers or leverage.

  While the subsidiaries are exposed to market risk to the extent that receipts and payments under interest rate agreements are affected by market interest rates, such agreements are entered into as a hedge against interest rate exposure on existing debt. Accordingly, differences paid or received under the agreements are recognized as part of interest expense over the life of the agreements. The impact of swap agreements on consolidated interest expense and on the effective interest rate on consolidated debt was immaterial. As of December 31, 1994, interest rate agreements in notional amounts and with terms as set forth in the following table were outstanding:

                                                 NOTIONAL
   CURRENCY                                       AMOUNT  DURATION OF AGREEMENT
   --------                                      -------- ---------------------
   Sterling.....................................  50,000  Feb. 1994 - Feb. 1995
   Sterling.....................................  20,000  Feb. 1995 - Feb. 1999
   Hong Kong dollar............................. 250,000  Feb. 1994 - Feb. 1995
   Hong Kong dollar............................. 250,000  Apr. 1994 - Apr. 1997*
   Hong Kong dollar............................. 250,000  Feb. 1995 - Feb. 1997
   Australian dollar............................  25,000  Feb. 1994 - Feb. 1995
   Australian dollar............................  20,000  Mar. 1994 - Mar. 1996
   U.S. dollar..................................  25,000  Jan. 1988 - Dec. 1995

- ----------
*This agreement was terminated subsequent to December 31, 1994.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  Currency Agreements

  From time to time, the Company and certain of its subsidiaries use foreign currency derivatives to mitigate the impact of translation on foreign earnings and income from foreign investees. Typically these have taken the form of purchased put options or offsetting put and call options with different strike prices. The Company receives or pays, based on the notional amount of the option, the difference between the average exchange rate of the hedged currency against the base currency and the average (strike price) contained in the option. Complex instruments involving multipliers or leverage are not used. While the Company may be required to make a payment in connection with these agreements, it will recognize an offsetting increase in the translation of foreign earnings or income from foreign investees. Although the purpose for using such derivatives is to mitigate currency risk, they do not qualify for hedge accounting under generally accepted accounting principles and accordingly, must be adjusted to market value at the end of each accounting period. Gains and losses on currency derivatives to date have not been material.

  As of December 31, 1994, the Company was party to the following average rate currency options (all options settle at expiration):

                                                              CURRENCY
                                                    ----------------------------
                                    NOTIONAL AMOUNT       HEDGED        AGAINST
                                    --------------- ------------------- --------
   Collars, structured as
    offsetting puts and calls with
    different strike prices,
    covering the period January 1
    to December 31, 1995..........       40,000     French Franc        Sterling
                                        120,000     Swedish Krona       Sterling
   Put options purchased, expiring
    December 31, 1995.............       36,000     Deutschemark        Sterling
                                         42,000     French Franc        Sterling
                                         13,500     Netherlands Guilder Sterling
                                         60,000     Swedish Krona       Sterling

  In addition, subsidiaries have sold currencies forward for delivery in 1995 to hedge foreign exchange exposure on specific transactions. The amounts involved are not material to the consolidated financial statements, and any gains or losses on the hedges will be included in the measurement of the identified transaction. Also in 1995, WMX has purchased and will continue to purchase put options on the pound sterling to hedge the risk of a decline in value of that currency on the reported earnings of WM International. Premiums paid will not be significant.

  Significant foreign currency contracts outstanding during 1993 and 1994 were as follows:

                                                                CURRENCY
                                                         -----------------------
                                          AVERAGE AMOUNT     HEDGED     AGAINST
                                          -------------- -------------- --------
   1993..................................    150,000     Sterling       Dollar
                                               9,300     Deutschemark   Dollar
                                               6,000     Finland Markka Sterling

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                               CURRENCY
                                                      --------------------------
                                       AVERAGE AMOUNT    HEDGED       AGAINST
                                       -------------- ------------- ------------
   1994...............................       85,000   Deutschemark  Sterling
                                            132,000   French Franc  Sterling
                                            184,000   Swedish Krona Sterling
                                         20,000,000   Lira          Sterling
                                         10,000,000   Lira          Deutschemark
                                             23,000   Deutschemark  Dollar
                                            141,000   Sterling      Dollar

  Commodity Agreements

  The Company utilizes collars, calls and swaps to mitigate the risk of price fluctuations on the fuel used by its vehicles. Quantities hedged equate to committed fuel purchases or anticipated usage and accordingly, gains and losses are deferred and recognized as fuel is purchased. The following table summarizes the Company's positions in commodity derivatives as of December 31, 1994:

     TYPE                                     COMMODITY    QUANTITY   EXPIRATION
     ----                                    ----------- ------------ ----------
     Swaps.................................. Heating oil 128,500 gal.    1995
     Collars................................ Gas oil          40 tons    1995
     Swaps.................................. Crude oil    4,000 bbls.    1996
     Collars................................ Crude oil      300 bbls.    1996
     Swaps.................................. Crude oil    2,000 bbls.    1997
     Collars................................ Crude oil      350 bbls.    1997
     Collars................................ Crude oil      200 bbls.    1998
     Collars................................ Crude oil      100 bbls.    1999

  In addition, the Company has sold swaptions on 2,000,000 barrels of crude oil with maturities in 1998. Such swaptions give the counterparty the option, at some future date, to enter into a swap which would require the Company to pay at the strike price set forth in the agreement in exchange for a floating crude oil reference price. Until exercised, such contracts do not qualify for hedge accounting under generally accepted accounting principles and accordingly, must be marked to market each accounting period. To date, gains and losses on such contracts have not been material.

  The Company is exposed to credit loss in the event of non-performance by counterparties on interest rate, currency and commodity derivatives, but in all cases such counterparties are highly rated financial institutions and the Company does not anticipate non-performance. Maximum credit exposure is represented by the fair value of contracts with a positive fair value at December 31, 1994.

NOTE 6. ENVIRONMENTAL COSTS AND LIABILITIES

  The majority of the businesses in which the Company is engaged are intrinsically connected with the protection of the environment. As such, a significant portion of the Company's operating costs and capital expenditures could be characterized as costs of environmental protection. While the Company is faced, in the normal course of business, with the need to expend funds for environmental protection and remediation, it does not expect such expenditures to have a material adverse effect on

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
its financial condition or results of operations because its business is based upon compliance with environmental laws and regulations and its services are priced accordingly.

  The Company provides for closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. The accrual for closure and post-closure costs relates to expenditures to be incurred after a facility ceases to accept waste. Similar costs incurred during the active life of a site are charged to expense.

  The Company also provides for its estimated share of the cost of necessary remediation at sites which it owns or operated or to which it transported waste. Cost estimates are based on management's judgment and experience in remediating such sites for the Company as well as for unrelated parties, information available from regulatory agencies as to costs of remediation, and the number, financial resources and relative degree of responsibility of other PRPs who are jointly and severably liable for remediation of a specific site, as well as the typical allocation of costs among PRPs. These estimates are sometimes a range of possible outcomes. In such cases, the Company provides for the amount within the range which constitutes its best estimate. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range in accordance with FAS No. 5. The Company believes that it is "reasonably possible," as that term is defined in FAS 5 ("more than remote but less than likely"), that its potential liability could be at the high end of such ranges, which would be approximately $175 million higher in the aggregate than the estimate that has been recorded in the financial statements as of December 31, 1994.

  Estimates of the extent of the Company's degree of responsibility for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult, and the ultimate outcome may differ from current estimates. However, the Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies or other factors could alter this expectation and necessitate the recording of additional liabilities which could be material. The impact of such future events cannot be estimated at the current time.

  Where the Company believes that both the amount of a particular environmental liability and the timing of the payments are reliably determinable, the cost in current dollars is inflated at 3% until expected time of payment and then discounted to present value at 7%. Had the Company not discounted any portion of its liability, the amount recorded would have been increased by approximately $169 million at December 31, 1994.

  The Company's active landfill sites have estimated remaining lives ranging from one to over 100 years based upon current site plans and anticipated annual volumes of waste. During this remaining site life, the Company will provide for an additional $1.15 billion of closure and post-closure costs, including accretion for the discount recognized to date.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  As of December 31, the Company's liabilities for closure, post-closure monitoring and environmental remediation costs were as follows:

                                                              1993       1994
                                                           ---------- ----------
   Current portion, included in Accrued Expenses.........  $  130,863 $  108,750
   Non-current portion...................................     745,637    704,015
                                                           ---------- ----------
     Total recorded......................................  $  876,500 $  812,765
   Amount to be provided over remaining life of active
    sites, including discount of $154 million in 1993 and
    $169
    million in 1994......................................     987,000  1,149,617
                                                           ---------- ----------
   Expected aggregate undiscounted environmental
   liabilities...........................................  $1,863,500 $1,962,382
                                                           ========== ==========

  Anticipated payments of environmental liabilities at December 31, 1994, are as follows:

     1995............................................................ $  108,750
     1996............................................................    128,120
     1997............................................................     93,429
     1998............................................................     77,233
     1999............................................................     47,643
     Thereafter......................................................  1,507,207
                                                                      ----------
                                                                      $1,962,382
                                                                      ==========

  The increase in the expected aggregate undiscounted amount results primarily from additional airspace.

  The Company has also filed several lawsuits against numerous insurance carriers seeking reimbursement for past and future remedial, defense and tort claim costs at a number of sites. The carriers have denied coverage and are vigorously defending these claims. No amounts have been recognized in the financial statements for any future insurance recoveries.

NOTE 7. STOCK OPTIONS

  The Company has four stock option plans currently in effect: the 1992 Stock Option Plan (the "1992 Plan"), the 1992 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), the Replacement Stock Option Plan (the "Replacement Plan") and the 1990 ServiceShares Stock Option Plan (the "ServiceShares Plan").

  Options granted under the 1992 Plan and the ServiceShares Plan are generally exercisable in equal cumulative installments over a three- to five-year period beginning one year after the date of grant. Options granted under the Directors' Plan become exercisable in five equal annual installments beginning six months after the date of grant.

  Under the 1992 Plan, non-qualified stock options may be granted at a price equal to 100% of the market value on the date of grant, for a term of not less than five years nor more than ten years. Twelve million five hundred thousand shares of the Company's common stock were initially reserved for issuance under this plan.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  Pursuant to the Directors' Plan, 150,000 shares of the Company's common stock were initially reserved. Options for 15,000 shares are to be granted, at the time of election to the Board, to each person who is not an officer or full-time employee of the Company or any of its subsidiaries.

  Under the Replacement Plan, the Compensation and Stock Option Committee of the Board of Directors ("Committee") may, until August 1, 1997, grant options for a total of not more than 1,000,000 shares of the Company's common stock to eligible individuals in connection with acquisitions. The purchase price and exercise dates of options granted under the Replacement Plan are determined by the Committee. It is anticipated that the options will be granted by the Committee on economic terms which will match the acquired companies' options being replaced.

  Under the ServiceShares Plan, 11,000,000 shares of the Company's common stock have been reserved for issuance upon exercise of non-qualified options. Options may be granted at a price equal to 100% of the market value on the date of grant, for a term of not less than five years nor more than ten years. Generally, full-time employees who are not represented by a bargaining unit, have three years of service with the Company and are not covered by another Company option plan are eligible to participate in this plan.

  The status of the plans (including predecessor plans under which options remain outstanding) during the three years ended December 31, 1994, was as follows:

                                                          SHARES  OPTION PRICE
                                                          ------ --------------
January 1, 1992--
 Outstanding.............................................  8,643 $ 3.20--$41.63
 Available for future grant..............................  6,879       --
                                                          ------
1992--
Granted..................................................  4,003 $33.44--$41.80
Exercised................................................  2,562 $ 3.20--$35.44
Cancelled................................................    301 $ 7.95--$41.80
Shares cancelled upon expiration of the 1982 Plan........  4,154       --
Additional shares reserved for future grant under 1992
plans.................................................... 15,799       --
                                                          ------
December 31, 1992--
 Outstanding.............................................  9,783 $ 3.46--$41.80
 Available for future grant.............................. 14,822       --
                                                          ------
1993--
Granted..................................................  2,957 $30.90--$38.45
Exercised................................................    551 $ 3.46--$35.44
Cancelled--
 1982 Plan...............................................    179 $18.84--$41.80
 Current plans...........................................    328 $30.69--$41.80
                                                          ------
December 31, 1993--
 Outstanding............................................. 11,682 $ 4.33--$41.80
 Available for future grant.............................. 12,193       --
                                                          ------


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                           SHARES  OPTION PRICE
                                                           ------ --------------
1994--
Granted...................................................  3,729 $24.33--$29.03
Exercised.................................................    462 $ 4.33--$25.72
Cancelled--
 1982 Plan................................................    312 $14.72--$41.80
 Current plans............................................    826 $ 8.57--$41.80
Additional shares reserved for future grant...............  6,000       --
                                                           ------
December 31, 1994--
 Outstanding.............................................. 13,811 $ 7.20--$41.80
 Available for future grant............................... 15,290       --
                                                           ======

  Options were exercisable with respect to 7,209,846 shares at December 31, 1994.

  Subsequent to December 31, 1994, in connection with the acquisition of the CWM minority interest (see Note 16), outstanding CWM options were exchanged for options to acquire 2,867,061 Company shares at prices of $21.97 to $63.33 per share.

NOTE 8. CAPITAL STOCK

  The Board of Directors has the authority to create and issue up to 50,000,000 shares of $1 par preferred stock at such time or times, in such series, with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof as it may determine. No shares of the preferred stock have been issued.

  Pursuant to a plan adopted by the Company in January 1987, each share of the Company's common stock carries the right (referred to herein as a "Right") to purchase one four-hundredth (subject to adjustment) of a share of Series A Preferred Stock, $1.00 par value ("Preferred Stock"), at a price of $68.75 (subject to adjustment). The Rights are tradeable only with the Company's common stock until they become exercisable. The Rights become exercisable ten days after the earlier of a public announcement that a person has acquired 20% or more of the Company's outstanding voting stock or a person's commencement or announcement of a tender or exchange offer that would result in his owning 30% or more of the Company's outstanding voting stock. The Rights are subject to redemption by the Company at a price of $.0125 per Right, subject to certain limitations, and will expire on February 6, 1997. The Preferred Stock carries certain preferential dividend and liquidation rights and certain voting and other rights.

  If the Company or its assets are acquired in certain merger or other transactions after a person acquires Company voting stock or commences or announces an offer as provided above, each holder of a Right may purchase at the exercise price of the Right, shares of common stock of the acquiring company having a market value of two times the exercise price of the Right. If the Company is the survivor in certain merger transactions or in the event of certain other "self-dealing" transactions, each holder of a Right may purchase at the exercise price of the Right, shares of Preferred Stock having a market value of twice the exercise price of the Right. Rights held by an acquiring person become void upon the occurrence of such events.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

NOTE 9. EARNINGS PER SHARE

  Earnings per share are computed on the basis of the weighted average number of common and common equivalent shares outstanding during each year. Common stock equivalents relate to the impact of options outstanding under the Company's stock option plans.

  The following table reconciles the number of common shares shown as outstanding in the Consolidated Balance Sheets with the number of common shares used in computing earnings per share:

                                                                 1993    1994
                                                                ------- -------
     Common shares issued, net of treasury shares in 1993
      and Employee Stock Benefit Trust shares in 1994,
      per Consolidated Balance Sheets.......................... 483,453 484,000
     Effect of shares issuable under stock options after
      applying the "treasury stock" method.....................     489     396
     Effect of using weighted average common shares
      outstanding during the year..............................   1,432    (252)
                                                                ------- -------
     Common shares used in computing earnings per share........ 485,374 484,144
                                                                ======= =======

NOTE 10. COMMITMENTS AND CONTINGENCIES

  The Company leases several of its operating and office facilities for various terms. Rents charged to costs and expenses in the Consolidated Statements of Income amounted to $195,092,000 in 1992, $181,168,000 in 1993 and $203,576,000
in 1994. These amounts include rents under long-term leases, short-term cancellable leases and rents charged as a percentage of revenue, but are exclusive of financing leases capitalized for accounting purposes.

  The long-term rental obligations as of December 31, 1994, are due as follows:

     First year...................................................... $  161,754
     Second year.....................................................    145,728
     Third year......................................................    134,065
     Fourth year.....................................................    125,022
     Fifth year......................................................    118,372
     Sixth through tenth years.......................................    498,942
     Eleventh year and thereafter....................................    415,086
                                                                      ----------
                                                                      $1,598,969
                                                                      ==========

  During 1994, the Company sold put options on 17.9 million shares of its common stock. The put options give the holders the right at maturity to require the Company to repurchase shares of its common stock at specified prices. Proceeds of $29,965,000 from the sale of put options were credited to additional paid-in capital. The amount the Company would be obligated to pay to repurchase shares of its common stock if all outstanding put options were exercised has been reclassified to a temporary equity account. In the event the options are exercised, the Company may elect to pay the holder in cash the difference between the strike price and the market price of the Company's shares, in lieu of repurchasing the stock.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  Options on 9.0 million shares expired unexercised in 1994, as the price of the Company's stock was in excess of the strike price at maturity. Options on
4.7 million shares were exercised in February 1995, and the Company elected to settle them for cash at a total cost of $12,019,000. The remaining 4.3 million options expire in July and August 1995, at strike prices ranging from $25.588 to $28.833 per share. The Company sold additional put options in February and March 1995 to replace those which matured. The new options expire in October and November 1995 at strike prices of $26.11 to $26.58 per share.

  Although the Company's insurance program includes coverage for sudden and accidental Environmental Impairment Liability ("EIL") risk, insurance coverage in large amounts for non-sudden and accidental EIL risk continues to be unavailable at a cost which management believes is reasonable. The coverage terms and cost of the limited risk transfer EIL insurance of this type which is available to the Company are such that the insurance has not been purchased. To satisfy existing government requirements, the Company has secured non-sudden and accidental EIL insurance coverage in amounts believed to be in compliance with federal and state law. The Company must reimburse the carrier for losses incurred under coverage of this policy. In the event the Company continues not to purchase risk-transfer EIL insurance coverage, the Company's net income could be adversely affected in the future if uninsured losses were to be incurred.

  The Company has issued or is a party to approximately 3,015 bank letters of credit, performance bonds and other guarantees. Such financial instruments (averaging approximately $606,000 each), including those provided for affiliates and not otherwise recorded, are given in the ordinary course of business. Because virtually no claims have been made against these financial instruments in the past, management does not expect these guarantees will have a material adverse effect on the consolidated financial position or results of operations of the Company.

  In February 1994, a Connecticut Superior Court judge issued a decision on appeals of the Connecticut Department of Environmental Protection's ("DEP") issuance of WTI's permit to construct the $92 million Lisbon, Connecticut trash-to-energy facility. In the ruling, the judge agreed with WTI's position on all issues raised in the appeals but remanded the permit back to the DEP for further proceedings on an uncontested permit condition that requires the Lisbon facility to dispose of only Connecticut waste. WTI continues to construct the facility as it pursues a favorable resolution of this permit remand through appropriate judicial and regulatory proceedings. As of December 31, 1994, the facility was approximately 60 percent complete. Although WTI believes that the probability of an adverse determination as a result of the judge's remand order is remote, such a determination could result in the permanent termination of facility construction. Through a guarantee agreement with the Eastern Connecticut Resource Recovery Authority, the facility's owner, such a consequence may require WTI to redeem the debt issued to finance the facility. In the unlikely event this were to occur, the resulting payments could have a material adverse impact on WTI's financial condition and results of operations. Although the impact on the Company would be mitigated by the minority interest in WTI, it could nonetheless be material to results of operations for a particular quarter or year.

  In the ordinary course of conducting its business, the Company becomes involved in lawsuits, administrative proceedings and governmental investigations, including antitrust and environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company which, from time to time, may have an impact on earnings for a particular

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
quarter or year. The Company does not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.

  The Company was a party to a lawsuit that alleged that it and CWM violated federal securities laws by engaging in misrepresentations of, or failing to disclose, material information concerning primarily the overvaluation of certain of CWM's assets, principally its incineration facilities, and the existence of certain adverse hazardous waste treatment and disposal industry conditions and trends, and overstating CWM's and the Company's earnings for 1992 and the first quarter of 1993 due to failure to write down the value of such assets and other matters. In February 1995, the lawsuit was certified as a class action and dismissed as to all defendants.

  During the third quarter of 1994, several putative class action lawsuits were filed by CWM stockholders in the Chancery Court of the State of Delaware in and for New Castle County which seek unspecified money damages against the Company, CWM and the individual directors of CWM in connection with the Company's acquisition of all of the shares of CWM's common stock which it did not own. These suits have since been consolidated for all purposes into a single action captioned In re Chemical Waste Management, Inc. Shareholders Litigation. Discovery is ongoing in the consolidated action. The Company believes that its actions and those of CWM and its Board of Directors (including a Special Committee thereof consisting of independent directors) in connection with the transaction which is the subject of the litigation have been in accordance with Delaware law. The Company and CWM have agreed with the plaintiffs to settle the lawsuit as to all parties under terms which will not have a material adverse impact on the Company. The proposed settlement is subject to certain conditions, including the negotiation and execution of a definitive settlement agreement and related documents, and approval by the Court.

NOTE 11. BENEFIT PLANS

  The Company has a defined benefit pension plan for all eligible non-union domestic employees of WMX, CWM and Waste Management, Inc. ("WMI"). The benefits are based on the employee's years of service and compensation during the highest five consecutive years out of the last ten years of employment. The Company's funding policy is to contribute annually the minimum required amount determined by its actuaries.

  Net periodic pension expense for 1992, 1993 and 1994, based on discount rates of 8.75%, 8.50% and 8.50%, respectively, included the following components:

                               1992     1993     1994
                              -------  -------  -------
     Service cost--benefits
     earned during the year.. $12,922  $10,785  $11,075
     Interest cost on
     projected benefit
     obligation..............   9,320    9,507   11,532
     Expected return on plan
     assets.................. (12,547) (11,055) (12,335)
     Net amortization and
     deferral................    (813)  (1,451)  (1,310)
                              -------  -------  -------
     Net periodic pension
     expense................. $ 8,882  $ 7,786  $ 8,962
                              =======  =======  =======

  Assumptions as of December 31, which are used to determine the plan's funded status at the respective dates, are as follows:

                                                                      1993  1994
                                                                      ----- ----
     Discount rate................................................... 7.25% 8.5%
     Rate of increase in compensation levels.........................  4.0% 4.0%
     Expected long-term rate of return on assets.....................  9.0% 9.0%

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  The following table sets forth the plan's funded status and the amount recognized in the Company's Consolidated Balance Sheets at December 31, 1993 and 1994 for its pension plan:

                                                             1993       1994
                                                           ---------  ---------
   Actuarial present value of benefit obligations:
    Accumulated benefit obligations, including
      vested benefits of $118,597 and $120,881 at
      December 31, 1993 and 1994, respectively...........  $(136,830) $(136,713)
                                                           =========  =========
    Projected benefit obligation.........................  $(164,094) $(156,609)
   Plan assets at fair value, primarily common stocks,
    bonds and real estate................................    136,244    136,740
                                                           ---------  ---------
   Plan assets less than projected benefit obligation....  $ (27,850) $ (19,869)
   Unrecognized net loss.................................     36,530     39,304
   Unrecognized overfunding at date of adoption
    (January 1, 1985) of FAS No. 87, net of amortization,
    being recognized over 15 years.......................     (9,317)    (8,727)
                                                           ---------  ---------
   Pension cost included in prepaid (accrued) expenses...  $    (637) $  10,708
                                                           =========  =========

  The Company participates in various multi-employer pension plans covering certain employees not covered under the Company's pension plan, pursuant to agreements between the Company and collective bargaining units who are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with, or known by the employer-contributors. Contributions of $19,913,000, $13,821,000 and $14,648,000 were made and charged to income in 1992, 1993 and 1994, respectively.

  The Company and its principal subsidiaries adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" on the immediate recognition basis, effective as of January 1, 1992. This Standard requires that the expected cost of future benefits be charged to expense during the years in which the employees render service. Previously, the Company recognized these costs, which relate primarily to health care costs and were not material, on a cash basis.

  The cumulative effect of this accounting change was to decrease income for 1992 by $77,837,000 ($36,579,000, or $.07 per share, after tax and minority interest), representing the amount of the unfunded obligation measured as of January 1, 1992. The effect of this accounting change, except for the one-time charge, on 1992 earnings was not significant.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  The following table analyzes the obligation (included in other deferred items on the Consolidated Balance Sheets) as of December 31, 1993 and 1994:

                                                                 1993     1994
                                                                -------  -------
   Accumulated Postretirement Benefit Obligations:
     Retirees.................................................. $57,395  $57,216
     Other fully eligible participants.........................  24,400   10,960
     Other active participants.................................   5,463    9,478
                                                                -------  -------
                                                                $87,258  $77,654
   Unrecognized:
     Prior service cost........................................     347      627
     Gain/(loss)...............................................  (2,658)   9,501
                                                                -------  -------
                                                                $84,947  $87,782
                                                                =======  =======

  For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care claims was assumed for 1995; the rate was assumed to decrease by 0.5% per year to 6.0% in 2001 and remain at that level thereafter. Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $4,114,000, and the aggregate of the service and interest cost components of net postretirement health care cost for 1994 by approximately $301,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation for 1993 and 1994 was 7.25% and 8.5%, respectively.

  The expense for postretirement health care benefits was $7,600,000 in 1992, $7,300,000 in 1993 and $4,668,000 in 1994. The service and interest components of the expense were $2,900,000 and $4,700,000, respectively, in 1992, $3,000,000 and $4,300,000, respectively, in 1993 and $1,049,000 and $3,619,000, respectively, in 1994.

  The Company has an Employee Stock Ownership Plan ("1988 ESOP") for all eligible non-union United States and Canadian employees of WMX, CWM and WMI. The benefits are based on the employee's years of service and compensation. The Company contributes each year an amount, if any, determined by the Board of Directors of the Company.

  Information concerning the 1988 ESOP is as follows:

                                                             1992   1993   1994
                                                            ------ ------ ------
   Expense recorded (contribution)......................... $5,551 $7,329 $7,930
                                                            ====== ====== ======
   Interest expense on 1988 ESOP debt...................... $1,765 $1,510 $1,965
                                                            ====== ====== ======
   Dividends on unallocated 1988 ESOP shares
    used by the 1988 ESOP.................................. $  983 $  964 $  780
                                                            ====== ====== ======

  The Company has a Profit Sharing and Savings Plan ("PSSP") available to certain employees of WMX, CWM and WMI. The terms of the PSSP call for annual contributions by the Company as determined by a specific formula as well as a match of employee contributions up to $500 per employee. Charges to operations for the PSSP were $24,830,000 in 1992, $11,589,000 in 1993 and

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
$27,334,000 in 1994. Rust, WTI and WM International also sponsor several non-contributory and contributory defined contribution plans covering both salaried and hourly employees. Employer contributions are generally based upon fixed amounts of eligible compensation and amounted to $16,300,000, $25,765,000 and $28,031,000, during 1992, 1993 and 1994, respectively.

  Effective January 1, 1994, the Company and its principal subsidiaries adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits." This new statement established accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. The adoption of FAS 112 did not have a significant effect on earnings for 1994, because the Company's accounting prior to adoption was substantially in compliance with the new standard.

  During 1994, the Company established an Employee Stock Benefit Trust and sold
12.6 million shares of treasury stock to the Trust in return for a 30-year, 7.33% note with interest payable quarterly and principal due at maturity. The Company has agreed to contribute to the Trust each quarter funds sufficient, when added to dividends on the shares held by the Trust, to pay interest on the note as well as principal outstanding at maturity. At the direction of an administrative committee comprised of Company officers, the trustee will use the shares or proceeds from the sale of shares to pay employee benefits, and to the extent of such payments by the Trust, the Company will forgive principal and interest on the note. The shares of common stock issued to the Trust are not considered to be outstanding in the computation of earnings per share until the shares are utilized to fund obligations for which the trust was established.

NOTE 12. COMPANY'S OPERATIONS IN DIFFERENT INDUSTRIES AND GEOGRAPHICAL AREAS

  The Company provides comprehensive environmental, engineering and construction, industrial and related services through five principal subsidiaries, each of which operates in a relatively discrete industry or geographic area. WMI provides integrated solid waste services and CWM provides hazardous waste collection, transportation, treatment and disposal services in North America. WM International provides these services, as well as trash-to-energy services, outside North America. WTI is involved in trash-to-energy and independent power projects, water and wastewater treatment (including biosolids management) and air quality control, primarily in North America. Rust serves the engineering, construction, environmental and infrastructure consulting, hazardous substance remediation and on-site industrial and related services markets in the United States and a number of foreign countries.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  Whereas solid waste, hazardous waste and trash-to-energy operations are performed by three distinct organizations in North America, these services are provided internationally by a single management organization. Because of this and the different business environment for international operations, the Company considers WM International to be a discrete segment. Following is an analysis of the Company's operations by major segment.

                                                                   TRASH-TO-
                                                   ENGINEERING,  ENERGY, WATER
                                                   CONSTRUCTION,  TREATMENT,   INTERNATIONAL
                                                    INDUSTRIAL    AIR QUALITY      WASTE        CORPORATE
                              SOLID    HAZARDOUS    AND RELATED   AND RELATED   MANAGEMENT         AND
                              WASTE      WASTE       SERVICES      SERVICES      SERVICES    ELIMINATIONS(1) CONSOLIDATED
                            ---------- ----------  ------------- ------------- ------------- --------------- ------------
 1992
  Revenue................   $4,309,614 $  755,088   $1,441,050    $  928,313    $1,445,734     $ (218,772)   $ 8,661,027
  Operating expenses
   including goodwill
   amortization..........    2,911,971    425,359    1,228,749       633,614     1,033,263       (210,050)     6,022,906
  Special charges........       96,000     76,000       35,200           --            --          12,700        219,900
  Selling and
 administrative
   expenses..............      494,300    115,913      145,405        97,920       210,891        (16,382)     1,048,047
                            ---------- ----------   ----------    ----------    ----------     ----------    -----------
  Income from operations.   $  807,343 $  137,816   $   31,696    $  196,779    $  201,580     $   (5,040)   $ 1,370,174
                            ========== ==========   ==========    ==========    ==========     ==========    ===========
  Identifiable assets....   $5,771,464 $1,651,206   $1,167,495    $2,619,635    $2,792,803     $  111,577    $14,114,180
                            ========== ==========   ==========    ==========    ==========     ==========    ===========
  Depreciation and
   amortization expense..   $  422,793 $   65,918   $   36,425    $   58,410    $  113,670     $   16,853    $   714,069
                            ========== ==========   ==========    ==========    ==========     ==========    ===========
  Capital
 expenditures(2).........   $1,066,863 $  197,567   $  132,228    $  263,187    $  264,761     $   38,589    $ 1,963,195
                            ========== ==========   ==========    ==========    ==========     ==========    ===========
 1993
  Revenue................   $4,702,166 $  661,860   $1,534,465    $1,142,219    $1,411,211     $ (316,344)   $ 9,135,577
  Operating expenses
 including   goodwill
 amortization............    3,193,183    506,264    1,249,908       792,719     1,009,145       (309,914)     6,441,305
  Special charge.........          --     550,000          --            --            --             --         550,000
  Selling and
 administrative
   expenses..............      547,413    128,058      155,753       107,276       198,969         (9,267)     1,128,202
                            ---------- ----------   ----------    ----------    ----------     ----------    -----------
  Income from operations.   $  961,570 $ (522,462)  $  128,804    $  242,224    $  203,097     $    2,837    $ 1,016,070
                            ========== ==========   ==========    ==========    ==========     ==========    ===========
  Identifiable assets....   $6,912,271 $1,498,631   $1,625,413    $3,090,278    $3,315,621     $ (177,738)   $16,264,476
                            ========== ==========   ==========    ==========    ==========     ==========    ===========
  Depreciation and
 amortization   expense..   $  461,963 $   63,971   $   52,300    $   75,323    $  121,050     $   22,084    $   796,691
                            ========== ==========   ==========    ==========    ==========     ==========    ===========
  Capital
 expenditures(2).........   $1,139,004 $  157,786   $  132,683    $  310,839    $  403,326     $   19,075    $ 2,162,713
                            ========== ==========   ==========    ==========    ==========     ==========    ===========
 1994
  Revenue................   $5,117,871 $  649,581   $1,682,907    $1,324,567    $1,710,862      $(388,470)   $10,097,318
  Operating expenses
 including   goodwill
 amortization............    3,502,445    454,765    1,407,794       915,237     1,244,597       (380,393)     7,144,445
  Selling and
 administrative
   expenses..............      549,608    105,736      177,978       119,380       230,014          1,532      1,184,248
                            ---------- ----------   ----------    ----------    ----------     ----------    -----------
  Income from operations.   $1,065,818 $   89,080   $   97,135    $  289,950    $  236,251     $   (9,609)   $ 1,768,625
                            ========== ==========   ==========    ==========    ==========     ==========    ===========
  Identifiable assets....   $7,388,766 $1,375,341   $1,771,655    $3,282,471    $4,037,922     $ (317,241)   $17,538,914
                            ========== ==========   ==========    ==========    ==========     ==========    ===========
  Depreciation and
 amortization   expense..   $  479,333 $   59,381   $   67,409    $   95,254    $  154,575     $   24,514    $   880,466
                            ========== ==========   ==========    ==========    ==========     ==========    ===========
  Capital
 expenditures(2).........   $  950,383 $   57,983   $   63,570    $  115,082    $  304,999     $   20,397    $ 1,512,414
                            ========== ==========   ==========    ==========    ==========     ==========    ===========

- ---------
(1)Includes corporate office expenses, corporate charges and elimination of intercompany transactions.
(2)Includes property and equipment of purchased businesses.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  In addition to the markets served by WM International, the Company has foreign operations in Canada and Mexico and CWM, WTI and Rust derive revenue from outside the United States. The information relating to the Company's foreign operations is set forth in the following table:

                                     UNITED                 OTHER
                                      STATES     EUROPE    FOREIGN  CONSOLIDATED
                                   ----------- ---------- --------- ------------
1992
Revenue........................... $ 6,973,822 $1,143,496 $543,709  $ 8,661,027
                                   =========== ========== ========  ===========
Income from operations............ $ 1,161,365 $  150,910 $ 57,899  $ 1,370,174
                                   =========== ========== ========  ===========
Identifiable assets............... $11,124,070 $2,326,877 $663,233  $14,114,180
                                   =========== ========== ========  ===========
1993
Revenue........................... $ 7,483,316 $1,241,811 $410,450  $ 9,135,577
                                   =========== ========== ========  ===========
Income from operations............ $   788,524 $  184,412 $ 43,134  $ 1,016,070
                                   =========== ========== ========  ===========
Identifiable assets............... $12,676,240 $2,955,078 $633,158  $16,264,476
                                   =========== ========== ========  ===========
1994
Revenue........................... $ 7,946,920 $1,504,154 $646,244  $10,097,318
                                   =========== ========== ========  ===========
Income from operations............ $ 1,496,039 $  198,251 $ 74,335  $ 1,768,625
                                   =========== ========== ========  ===========
Identifiable assets............... $12,884,724 $3,731,393 $922,797  $17,538,914
                                   =========== ========== ========  ===========

  No single customer accounted for as much as 3% of consolidated revenue in 1992, 4% in 1993 and 3% in 1994.

NOTE 13. SPECIAL GAINS AND CHARGES

  The Company's results for 1992 include a non-taxable gain of $240,000,000 (before minority interest) resulting from the initial public offering by WM International in April 1992, of 75,000,000 newly issued ordinary shares, representing 20 percent of the post-offering outstanding shares.

  During the second quarter of 1992, the Company recorded special charges of $159,700,000 before tax and minority interest, primarily related to a writedown of the Company's medical waste business and CWM incinerators in Chicago, Illinois, and Tijuana, Mexico.

  The writedown of the medical waste business resulted from a study by an independent consultant commissioned by WTI in connection with WTI's ultimate decision not to exercise its option to purchase this business. The WTI purchase option was subsequently extended five years.

  The CWM charges related in part to an agreement with the Illinois Environmental Protection Agency concerning the Chicago incinerator. CWM also revised its plans for a mobile hazardous waste incinerator in Tijuana following a decision by the Mexican government requiring the unit's relocation. Although the facility was never operated, funds had been expended to develop site infrastructure and prepare for trial burns.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  During the fourth quarter of 1992, the Company recorded a special charge of $60,200,000 before tax and minority interest as a result of charges by Brand and CWM to reflect a writedown of Brand's investment in its asbestos abatement business and certain restructuring costs incurred by Brand and CWM related to the formation of Rust.

  During the third quarter of 1993, the Company recorded a special charge of $550,000,000 before tax and minority interest as a result of CWM recording a special asset revaluation and restructuring charge. The charge consisted of $381,000,000 to write down assets, primarily incinerators, and $169,000,000 for cash expenditures. Substantially all of the cash expenditures were made as of December 31, 1994. As a result of this program, overhead, including depreciation and amortization, was reduced in 1994 by approximately $60,000,000 on an annualized basis.

  Results for 1993 include a non-taxable gain of $15,109,000 (before minority interest) relating to the second quarter issuance of shares by Rust in the Brand merger.

  In 1994, Rust recorded a charge of $9,200,000 (before tax and minority interest) for the writeoff of assets and the recognition of one-time costs incurred during the fourth quarter in connection with the discontinuance of its marine construction and dredging operations, and the closing of offices in a consolidation of the engineering and construction groups. This charge is included in Operating Expenses ($6,600,000) and Selling and Administrative Expenses ($2,600,000) in the Consolidated Statement of Income.

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and commonly accepted valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company or holders of the instruments could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on information available to management as of December 31, 1993, and December 31, 1994. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been revalued since those dates, and current estimates of fair value may differ significantly from the amounts presented herein.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                   DECEMBER 31, 1993      DECEMBER 31, 1994
                                 ---------------------  ----------------------
                                            ESTIMATED               ESTIMATED
                                  CARRYING     FAIR      CARRYING      FAIR
                                   AMOUNT     VALUE       AMOUNT       VALUE
                                 ---------- ----------  ----------  ----------
Nonderivatives--
Assets--
 Cash and cash equivalents...... $   92,802 $   92,802  $  121,918  $  121,918
 Receivables....................  1,771,761  1,771,761   1,968,192   1,968,192
 Investments....................     33,580     33,580      19,704      19,704
Liabilities--
 Commercial paper...............  1,376,197  1,376,106     946,702     944,837
 Project debt...................    810,612    977,800     764,859     828,320
 Liquid Yield Option Notes......    619,189    611,121     505,140     500,410
 Other borrowings...............  4,094,077  4,247,543   4,718,396   4,586,522
Derivatives relating to debt....        --      (1,900)        --        1,653
Other derivatives carried as--
 Assets (in Other Assets).......        --         --          307         307
 Liabilities (in Accrued
Expenses).......................        --         --       (1,105)    (16,245)
Letters of credit, performance
bonds
 and guarantees.................        --         --          --          --

  Cash, Receivables and Investments

  The carrying amounts of these items are a reasonable estimate of their fair value.

  Liabilities

  For debt issues that are publicly traded, fair values are based on quoted market prices or dealer quotes. Due to the short-term nature of the ESOP notes, their carrying value approximates fair value. Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

  Derivatives

  The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at December 31, thereby taking into account unrealized gains and losses. Dealer quotes are available for most of the Company's derivatives. Deferred gains and losses are shown as assets and liabilities, as offsetting such amounts against the related nonderivative instrument is permitted only pursuant to a right of setoff or master netting agreement.

  Off-Balance Sheet Financial Instruments

  In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk, such as bank letters of credit, performance bonds and other guarantees, which are not reflected in the accompanying balance sheets. Such financial instruments are to be valued based on the amount of exposure under the instrument and the likelihood of performance being

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
required. In the Company's experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments and, therefore, is of the opinion that the fair value of these instruments is zero.

NOTE 15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following is an analysis of certain items in the Consolidated Statements of Income by quarter for 1993 and 1994.

                                                             NET      EARNINGS
                                                  GROSS     INCOME/   (LOSS) PER
                                     REVENUE      PROFIT    (LOSS)     SHARE(1)
1993                                ----------- ---------- --------  -----------
First Quarter...................... $ 2,135,341 $  635,484 $199,285     $ .41
Second Quarter.....................   2,290,582    687,447  217,724       .45
Third Quarter......................   2,322,745    139,081 (127,156)     (.26)
Fourth Quarter.....................   2,386,909    682,260  162,923       .34
                                    ----------- ---------- --------     -----
                                    $ 9,135,577 $2,144,272 $452,776     $ .93
                                    =========== ========== ========     =====
1994
First Quarter...................... $ 2,284,067 $  659,945 $162,612     $ .34
Second Quarter.....................   2,551,722    757,112  203,117       .42
Third Quarter......................   2,603,110    765,849  212,885       .44
Fourth Quarter.....................   2,658,419    769,967  205,767       .42
                                    ----------- ---------- --------     -----
                                    $10,097,318 $2,952,873 $784,381     $1.62
                                    =========== ========== ========     =====

- --------
(1) The sum of the quarterly per share amounts does not equal the annual amount in 1993 due to rounding.

  See Note 13 to Consolidated Financial Statements for a discussion of the special gains and charges affecting the 1993 second and third quarter and full year results and the 1994 fourth quarter and full year results.

NOTE 16. ACQUISITION OF SUBSIDIARIES' STOCK

  CWM Transaction

  On January 24, 1995, the Company acquired all of the outstanding shares of CWM which it did not already own. WMX previously owned approximately 78.6% of the outstanding CWM shares. The transaction provided for the CWM public shareholders to receive a convertible subordinated WMX note due 2005, with a principal amount at maturity of $1,000, for every 81.1 CWM shares held with cash paid for fractional notes. The notes are subordinated to all existing and future indebtedness of WMX. Each note bears cash interest from the date the merger was consummated at the rate of two percent per annum of the $1,000 principal amount at maturity, payable semi-annually. The difference between the principal amount at maturity of $1,000 and the $717.80 stated issue price of each note represents the stated discount which, together with the cash interest payable on the notes, will accrue at a rate of 5.75 percent per annum (determined on a semi-annual bond equivalent basis) for purposes of determining the prices at which WMX may purchase or redeem notes, as described below. At the option of the holder, each note will be purchased for cash by WMX on March 15, 1998, and March 15,

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
2000, at prices of $789.95 and $843.03, respectively, which represent the stated issue price plus accrued stated discount to those dates. Accrued unpaid interest to those dates will also be paid. The notes will be redeemable by WMX after March 15, 2000 (but not before) for cash, at the stated issue price plus accrued stated discount and accrued but unpaid interest through the date of redemption. In addition, each note is convertible at any time prior to maturity, unless previously purchased or redeemed by WMX, into 26.078 shares of WMX common stock, subject to adjustment upon the occurrence of certain events. Upon any such conversion, WMX will have the option of paying cash equal to the market value of the WMX shares which would otherwise be issuable.

  As of December 31, 1994, the CWM LYONs and the Exchangeable LYONs (together with the CWM LYONs, the "LYONs") were convertible into (in the case of the CWM LYONs) or exchangeable for (in the case of the Exchangeable LYONs) CWM shares. Upon consummation of the merger, the LYONs became convertible into the number of notes discussed in the preceding paragraph to which the holders would have been entitled had they converted or exchanged the LYONs immediately prior to the merger approval. Outstanding CWM options were exchanged for options to acquire 2,867,061 Company shares at prices of $21.97 to $63.33 per share.

  Rust Transaction

  In February 1995, the Company offered to acquire the approximately 4% of Rust's shares held by the public for $14 per share in cash. The transaction is subject to approval by a special committee of independent directors appointed by the Rust Board of Directors, but does not require shareholder approval. If approved, the transaction is expected to be completed during the second quarter of 1995.

NOTE 17. SUBSEQUENT EVENT

  Although CWM restructured its operations in 1994 to adapt to market conditions, and substantially reduced its overhead, its chemical waste services line of business has continued to underperform, and management is continuing to evaluate alternatives to address this situation. On March 14, 1995, the Board of Directors approved a plan to further reduce the scope of the chemical waste services business by selling or otherwise eliminating technologies and/or service locations which are not meeting customer service or performance objectives. Management is finalizing the details of this plan, which is expected to result in an additional restructuring charge of approximately $140 million pretax in the first quarter of 1995.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS.

  A list of exhibits included as part of this registration statement is set forth in the Exhibit Index appearing elsewhere herein, and is hereby incorporated by reference herein.

  (b) FINANCIAL STATEMENT SCHEDULES.

  The following information included in Item 14 of the registrant's 1994 annual report on Form 10-K and Arthur Andersen LLP's report thereon are hereby incorporated by reference herein:

    Schedule II--Reserves.

  All other schedules have been omitted because the required information is not applicable.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT, OR AMENDMENT THERETO, TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN OAK BROOK, ILLINOIS ON APRIL 21, 1995.

                                          WMX Technologies, Inc.

                                                  /s/ Dean L. Buntrock
                                          By___________________________________
                                                     Dean L. Buntrock,
                                                 Chairman of the Board and
                                                  Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT, OR AMENDMENT THERETO, HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

      /s/ Dean L. Buntrock
- ------------------------------------
          Dean L. Buntrock           Director, Chairman of the
                                      Board and Chief Executive
                                      Officer
      /s/ Jerry E. Dempsey
- ------------------------------------
          Jerry E. Dempsey           Director
      /s/ Phillip B. Rooney
- ------------------------------------
         Phillip B. Rooney           Director
       /s/ Donald F. Flynn
- ------------------------------------
          Donald F. Flynn            Director
      /s/ Peter H. Huizenga
- ------------------------------------
         Peter H. Huizenga           Director
        /s/ Peer Pedersen
- ------------------------------------
           Peer Pedersen             Director
      /s/ James R. Peterson
- ------------------------------------
         James R. Peterson           Director                        April 21, 1995
   /s/ Alexander B. Trowbridge
- ------------------------------------
      Alexander B. Trowbridge        Director
    /s/ Howard H. Baker, Jr.
- ------------------------------------
        Howard H. Baker, Jr.         Director
       /s/ H. Jesse Arnelle
- ------------------------------------
          H. Jesse Arnelle           Director
        /s/ Thomas C. Hau
- ------------------------------------
           Thomas C. Hau             Vice President, Controller and
                                      Principal Accounting Officer
       /s/ James E. Koenig
- ------------------------------------
          James E. Koenig            Senior Vice President,
                                      Treasurer and Principal
                                      Financial Officer
   /s/ Pastora San Juan Cafferty
- ------------------------------------
     Pastora San Juan Cafferty       Director

                             WMX TECHNOLOGIES, INC.

                                 EXHIBIT INDEX

                       NUMBER AND DESCRIPTION OF EXHIBIT*
                       ----------------------------------
  1.     Inapplicable
  2.     Inapplicable
  3.1(a) Restated Certificate of Incorporation of registrant, as amended as of
         May 24, 1985 (incorporated by reference to Exhibit 4.1 to registrant's report on Form 10-Q for the quarter ended June 30, 1985)
  3.1(b) Certificate of Amendment of Restated Certificate of Incorporation of
         registrant, recorded May 23, 1986 (incorporated by reference to
         Exhibit 4(c) to registrant's registration statement on Form S-8,
         Registration No. 33-6265)
  3.1(c) Certificate of Designation of Preferred Stock of registrant, filed
         January 30, 1987 (incorporated by reference to Exhibit 3.1(c) to registrant's 1986 annual report on Form 10-K)
  3.1(d) Certificate of Amendment of Restated Certificate of Incorporation of
         registrant, recorded May 15, 1987 (incorporated by reference to
         Exhibit 4.5(d) to registrant's registration statement on Form S-4,
         Registration No. 33-15518)
  3.1(e) Certificate of Amendment of Restated Certificate of Incorporation of
         registrant, filed May 19, 1989 (incorporated by reference to Exhibit
         3(e) to registrant's registration statement on Form S-3, Registration
         No. 33-30190)
  3.1(f) Certificate of Amendment of Restated Certificate of Incorporation of
         registrant, filed May 18, 1990 (incorporated by reference to Exhibit
         4(h) to registrant's registration statement on Form S-8, Registration
         No. 33-35936)
  3.1(g) Certificate of Amendment of Restated Certificate of Incorporation of
         registrant, filed May 14, 1993 (incorporated by reference to Exhibit
         4(a) to registrant's report on Form 8-K dated May 14, 1993)
  3.1(h) Conformed copy of Certificate of Incorporation of registrant, as amended (incorporated by reference to Exhibit 4(b) to registrant's report on Form 8-K dated May 14, 1993)
  3.2    By-laws of registrant, as amended and restated as of January 28, 1995
         (incorporated by reference to Exhibit 3.2 to registrant's 1994 annual report on Form 10-K)
  4.1(a) Rights Agreement dated as of February 6, 1987, between the registrant and Harris Trust and Savings Bank, which includes as Exhibit A the form of Certificate of Designation of Preferred Stock, as Exhibit B,
         the form of Rights Certificate and, as Exhibit C, the Summary of
         Rights (incorporated by reference to Exhibit 4 to registrant's report on Form 8-K dated January 26, 1987)
  4.1(b) Certificate of Adjustment relating to April 1987 stock split pursuant to Section 12 of the Rights Agreement (incorporated by reference to
         Exhibit 4.3(b) to registrant's registration statement on Form S-1,
         Registration No. 33-13839)
  4.1(c) Certificate of Adjustment relating to December 1989 stock split pursuant to Section 12 of the Rights Agreement (incorporated by reference to Exhibit 4.3(c) to registrant's 1989 annual report on Form
         10-K)
  4.2    Trust Indenture for Liquid Yield Option Notes due 2012 (incorporated by reference to Exhibit 4(a) to registrant's registration statement on
         Form S-3, Registration No. 33-24615)

                                      EX-1

                       NUMBER AND DESCRIPTION OF EXHIBIT*
                       ----------------------------------
  4.3(a) Trust Indenture dated as of August 1, 1989 (incorporated by reference to Exhibit 4.3(a) to registrant's 1990 annual report on Form 10-K)
  4.3(b) First Supplemental Indenture dated as of December 1, 1990
         (incorporated by reference to Exhibit 4.3(b) to registrant's 1990 annual report on Form 10-K)
  4.3(c) Trust Indenture dated as of June 1, 1993 (incorporated by reference to
         Exhibit 4 to the registrant's current report on Form 8-K dated July
         15, 1993)
  5.     Opinion of Herbert A. Getz (incorporated by reference to Exhibit 5 to registrant's registration statement on Form S-1, Registration No. 33-
         44849)
  6.     None
  7.     None
  8.     None
  9.     None
 10.1    1981 Stock Option Plan for Non-Employee Directors of registrant
         (incorporated by reference to Exhibit 19 to registrant's report on
         Form 10-Q for the quarter ended June 30, 1982)
 10.2    WMX Technologies, Inc. 1982 Stock Option Plan, as amended to March 11,
         1988 (incorporated by reference to Exhibit 10.3 to registrant's 1988 annual report on Form 10-K)
 10.3    Deferred Director's Fee Plan, as amended (incorporated by reference to
         Exhibit 10.3 to registrant's 1990 annual report on Form 10-K)
 10.4    Director's Phantom Stock Plan (incorporated by reference to Exhibit
         10.9 to registrant's 1984 annual report on Form 10-K)
 10.5    Employment Agreement, dated as of September 1, 1986, by and between the registrant and Phillip B. Rooney (incorporated by reference to
         Exhibit 19.4 to registrant's report on Form 10-Q for the quarter ended
         September 30, 1986)
 10.6    WMX Technologies, Inc. Corporate Incentive Bonus Plan (incorporated by reference to Exhibit B to registrant's Proxy Statement for its 1995
         Annual Meeting of Stockholders)
 10.7    WMX Technologies, Inc. Supplemental Executive Retirement Plan, as
         amended and restated as of May 14, 1993 (incorporated by reference to
         Exhibit 10 to registrant's current report on Form 8-K dated July 15,
         1993)
 10.8    WMX Technologies, Inc. Long Term Incentive Plan, as amended and restated as of January 26, 1995 (incorporated by reference to Exhibit
         A to registrant's Proxy Statement for its 1995 Annual Meeting of
         Stockholders)
 10.9    Supplemental Retirement Benefit Agreement, dated as of January 1,
         1989, by and between the registrant and Peter H. Huizenga
         (incorporated by reference to Exhibit 10.16 to Post-Effective
         Amendment No. 2 to registrant's registration statement on Form S-1,
         Registration No. 33-13839)
 10.10   Chemical Waste Management, Inc. 1986 Stock Option Plan, as amended
         (incorporated by reference to Exhibit 10.1 to Chemical Waste
         Management, Inc.'s 1989 annual report on Form 10-K)
 10.11   WMX Technologies, Inc. Director's Charitable Endowment Plan
         (incorporated by reference to Exhibit 10.20 to registrant's 1989 annual report on Form 10-K)


                                      EX-2

                       NUMBER AND DESCRIPTION OF EXHIBIT*
                       ----------------------------------
 10.12 Supplemental Retirement Benefit Agreement dated as of January 1, 1991 by and between registrant and Donald F. Flynn (incorporated by reference to
       Exhibit 10.17 to registrant's 1990 annual report on Form 10-K)
 10.13 Restricted Unit Plan for Non-Employee Directors of Wheelabrator
       Technologies Inc. as amended through June 10, 1991 (incorporated by reference to Exhibit 19.03 to the report on Form 10-Q of Wheelabrator
       Technologies Inc. for the quarter ended June 30, 1991)
 10.14 1988 Stock Plan for Executive Employees of Wheelabrator Technologies
       Inc. and its subsidiaries (the "WTI 1988 Stock Plan") (incorporated by reference to Exhibit 28.1 to Amendment No. 1 to the registration statement of Wheelabrator Technologies Inc. on Form S-8, Registration
       No. 33-31523)
 10.15 Amendments dated as of September 7, 1990 to the WTI 1988 Stock Plan
       (incorporated by reference to Exhibit 19.02 to the 1990 annual report on
       Form 10-K of Wheelabrator Technologies Inc.)
 10.16 Amendment dated as of November 1, 1990 to the WTI 1988 Stock Plan
       (incorporated by reference to Exhibit 19.04 to the 1990 annual report on
       Form 10-K of Wheelabrator Technologies Inc.)
 10.17 1986 Stock Plan for Executive Employees of Wheelabrator Technologies
       Inc. and its subsidiaries (the "WTI 1986 Stock Plan") (incorporated by reference to Exhibit 28.2 to Amendment No. 1 to the registration statement of Wheelabrator Technologies Inc. on Form S-8, Registration
       No. 33-31523)
 10.18 Amendment dated as of November 1, 1990 to the WTI 1986 Stock Plan
       (incorporated by reference to Exhibit 19.03 to the 1990 annual report on
       Form 10-K of Wheelabrator Technologies Inc.)
 10.19 Description of consulting agreement between registrant and Alexander B.
       Trowbridge (incorporated by reference to Exhibit 10.22 to registrant's
       1989 annual report on Form 10-K)
 10.20 WMX Technologies, Inc. 1992 Stock Option Plan (incorporated by reference to Exhibit 10.31 to registrant's registration statement on Form S-1,
       Registration No. 33-44849)
 10.21 WMX Technologies, Inc. 1992 Stock Option Plan for Non-Employee Directors
       (incorporated by reference to Exhibit 10.32 to registrant's registration statement on Form S-1, Registration No. 33-44849)
 10.22 Chemical Waste Management, Inc. 1992 Stock Option Plan (incorporated by reference to Exhibit 10.19 to the 1991 annual report on Form 10-K of
       Chemical Waste Management, Inc.)
 10.23 Wheelabrator Technologies Inc. 1992 Stock Option Plan (incorporated by reference to Exhibit 10.45 to the 1991 annual report on Form 10-K of
       Wheelabrator Technologies Inc.)
 10.24 Deferred Director's Fee Plan of Wheelabrator Technologies Inc. adopted
       June 10, 1991 (incorporated by reference to Exhibit 19.02 to the report on Form 10-Q of Wheelabrator Technologies Inc. for the quarter ended
       June 30, 1991)
 10.25 Waste Management International plc Share Option Plan (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1 of
       Waste Management International plc, Registration No. 33-46511)
 10.26 Amendment dated as of December 6, 1991 to the WTI 1986 Stock Plan
       (incorporated by reference to Exhibit 19.01 to the 1991 annual report on
       Form 10-K of Wheelabrator Technologies Inc.)


                                      EX-3

                       NUMBER AND DESCRIPTION OF EXHIBIT*
                       ----------------------------------
 10.27 Amendment dated as of December 6, 1991 to the WTI 1988 Stock Plan
       (incorporated by reference to Exhibit 19.02 to the 1991 annual report on
       Form 10-K of Wheelabrator Technologies Inc.)
 10.28 Amendment dated as of December 6, 1991 to the Restricted Unit Plan for
       Non-Employee Directors of Wheelabrator Technologies Inc. (incorporated by reference to Exhibit 19.05 to the 1991 annual report on Form 10-K of
       Wheelabrator Technologies Inc.)
 10.29 Rust International Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 10.41 to registrant's 1992 annual report on Form
       10-K)
 10.30 Rust International Inc. 1993 Stock Option Plan for Non-Employee
       Directors (incorporated by reference to Exhibit 10.42 to registrant's
       1992 annual report on Form 10-K)
 10.31 First Amended and Restated International Business Opportunities
       Agreement by and among registrant, Chemical Waste Management, Inc.,
       Wheelabrator Technologies Inc., Waste Management International, Inc.,
       Waste Management International plc and Rust International Inc., dated as of January 1, 1993 (incorporated by reference to Exhibit 28 to the registration statement on Form S-3 of Wheelabrator Technologies Inc.,
       Registration No. 33-59606)
 10.32 Amendment Agreement dated as of January 28, 1994 relating to the
       International Business Opportunities Agreement (incorporated by reference to Exhibit 10.19 to the 1993 annual report on Form 10-K of
       Chemical Waste Management, Inc.)
 10.33 Consulting Agreement dated as of February 9, 1995 between the registrant and J. Steven Bergerson (incorporated by reference to Exhibit 10.35 to registrant's 1994 annual report on Form 10-K)
 11.   None
 12.   None
 13.   Inapplicable
 14.   None
 15.   None
 16.   None
 17.   Inapplicable
 18.   Inapplicable
 19.   Inapplicable
 20.   Inapplicable
 21.   List of subsidiaries of registrant (incorporated by reference to Exhibit
       21 to registrant's 1994 annual report on Form 10-K)
 22.   Inapplicable
 23.1  Consent of Independent Public Accountants
 23.2  Consent of Person About to Become a Director
 24.   None
 25.   None


                                      EX-4

  NUMBER AND
  DESCRIPTION
  OF EXHIBIT*
  -----------
 26.   None
 27.   None
 28.   None
 99.   None

- ----------

*In the case of incorporation by reference to documents filed under the Securities Exchange Act of 1934, the registrant's file number under that Act is 1-7327, Chemical Waste Management, Inc.'s file number under that Act was 1-9253 and Wheelabrator Technologies Inc.'s file number under that Act is 0-14246.

                                      EX-5